    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         ALLIED WASTE INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             4953                            88-0228636
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)             CLASSIFICATION                  IDENTIFICATION NO.)
                                              CODE NUMBER)

                            ------------------------
                         ALLIED WASTE INDUSTRIES, INC.
                        15880 NORTH GREENWAY-HAYDEN LOOP
                                   SUITE 100
                           SCOTTSDALE, ARIZONA 85260
                                 (602) 423-2946
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 STEVEN M. HELM
                             VICE PRESIDENT, LEGAL
                         ALLIED WASTE INDUSTRIES, INC.
                        15880 NORTH GREENWAY-HAYDEN LOOP
                                   SUITE 100
                           SCOTTSDALE, ARIZONA 85260
                                 (602) 423-2946
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

       JEFFREY BAGNER, ESQ.                ANN L. STRAW, ESQ.               STEPHEN W. RUBIN, ESQ.
  FRIED, FRANK HARRIS, SHRIVER &    AMERICAN DISPOSAL SERVICES, INC.          PROSKAUER ROSE LLP
             JACOBSON                     745 MCCLINTOCK DRIVE                  1585 BROADWAY
        ONE NEW YORK PLAZA                     SUITE 230                   NEW YORK, NEW YORK 10036
     NEW YORK, NEW YORK 10004          BURR RIDGE, ILLINOIS 60521               (212) 969-3000
          (212) 859-8000                     (630) 655-1105

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger (the "Merger") of AWIN II Acquisition Corporation ("Acquisition") with and into American Disposal Services, Inc. ("American") pursuant to the Agreement and Plan of Merger dated as of August 10, 1998, among Allied Waste Industries, Inc., Acquisition and American, described in the enclosed Joint Proxy Statement and Prospectus.

     If the securities being registered on the Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED          PROPOSED
                                                                           MAXIMUM           MAXIMUM
        TITLE OF EACH CLASS OF SECURITIES            AMOUNT TO BE      OFFERING PRICE       AGGREGATE         AMOUNT OF
                TO BE REGISTERED                      REGISTERED          PER SHARE      OFFERING PRICE   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
                                                      47,963,682
Common Stock, par value $.01 par.................      shares(1)      Not Applicable(2) Not Applicable(3)     $284,594
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Based upon the registrant's estimate of the maximum number of shares of Allied Waste Common Stock that will be issued in connection with the Merger. (Assumes all outstanding options to purchase Common Stock of American will be exercised prior to consummation of the Merger.)
(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(f). Calculated pursuant to Rule 457(f) based upon the average of the high and low sale prices for shares of American Common Stock on the Nasdaq Stock Market on August 26, 1998.
(3) Calculated pursuant to Rule 457(f) based upon the average of the high and low sale prices for shares of American Common Stock on the Nasdaq Stock Market on August 26, 1998 ($33.1875) multiplied by the 29,068,898 shares of American Common Stock and common stock equivalents to be exchanged in connection with the Merger.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION, AUGUST 28, 1998

                         ALLIED WASTE INDUSTRIES, INC.
                        15880 NORTH GREENWAY-HAYDEN LOOP
                                   SUITE 100
                           SCOTTSDALE, ARIZONA 85260

                                                                          , 1998

Dear Stockholder of Allied Waste Industries, Inc.:

     You are invited to attend the Special Meeting of Stockholders of Allied
Waste Industries, Inc. ("Allied Waste") to be held on             , 1998 at
     p.m.,                Time. The Special Meeting will be held at
               .

     At the Special Meeting you will be asked to consider and vote upon two proposals: first, a proposal to approve and adopt the Agreement and Plan of Merger dated as of August 10, 1998 (the "Merger Agreement"), by and among Allied Waste, AWIN II Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Allied Waste, and American Disposal Services, Inc. ("American"), and second, a proposal to approve an amendment to Allied Waste's Restated Certificate of Incorporation to increase the number of authorized shares of the common stock of Allied Waste from 200,000,000 to 300,000,000.

     The Merger Agreement provides, among other things, for the merger of Acquisition with and into American (the "Merger"), pursuant to which American would become a wholly owned subsidiary of Allied Waste and each outstanding share of common stock of American would be converted into 1.65 shares of common stock of Allied Waste (the "Exchange Ratio"). Upon consummation of the Merger,
Allied Waste would issue approximately [          ] million shares of its common
stock to the stockholders and option holders of American, representing
approximately [     ]% of the total shares of Allied Waste's common stock to be outstanding immediately after the Merger, based upon the number of shares of
common stock of Allied Waste and American outstanding as of             , 1998.
The Merger is subject to a number of conditions, including obtaining the approval of the stockholders of Allied Waste and American and obtaining federal antitrust regulatory clearance. A summary of the terms and conditions of the Merger, certain financial and other information relating to Allied Waste and American and a copy of the Merger Agreement are set forth in the accompanying Joint Proxy Statement and Prospectus. Please review and consider the enclosed materials carefully.

     Your Board of Directors has unanimously approved the Merger Agreement. In addition, the Board of Directors has received a written opinion, dated August 10, 1998, of Credit Suisse First Boston Corporation (a copy of which opinion is included in the accompanying Joint Proxy Statement and Prospectus) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to Allied Waste from a financial point of view. THE BOARD OF DIRECTORS OF ALLIED WASTE BELIEVES THAT THE PROPOSED MERGER AND THE PROPOSED AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ALLIED WASTE ARE IN THE BEST INTERESTS OF ALLIED WASTE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THESE PROPOSALS.

     Regardless of the number of shares you hold or whether you plan to attend the Special Meeting, we urge you to complete, sign, date, and return the enclosed proxy card immediately. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

                                          Sincerely,

                                          /s/ ROGER A. RAMSEY
                                          --------------------------------------
                                          Roger A. Ramsey
                                          Chairman of the Board

                         ALLIED WASTE INDUSTRIES, INC.
                        15880 NORTH GREENWAY-HAYDEN LOOP
                                   SUITE 100
                           SCOTTSDALE, ARIZONA 85260

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON                , 1998

To the Stockholders of Allied Waste Industries, Inc.:

     Notice is hereby given that the Special Meeting of Stockholders of Allied
Waste Industries, Inc. ("Allied Waste") will be held at                , on
            , 1998, at        p.m.                Time, to consider and act upon
the following proposals:

          1. To approve and adopt the Agreement and Plan of Merger, dated as of August 10, 1998, by and among Allied Waste, AWIN II Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Allied Waste, and American Disposal Services, Inc. ("American") providing for, among other things, the merger of Acquisition with and into American and the issuance by Allied Waste of 1.65 shares of Allied Waste common stock, par value $.01 per share, for each outstanding share of American common stock, par value $.01 per share.

          2. To approve an amendment to the Restated Certificate of Incorporation of Allied Waste to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000.

     The Special Meeting may be postponed or adjourned from time to time, and at any reconvened meeting actions with respect to the matters specified in this notice may be taken without further notice to stockholders unless required by the Bylaws of Allied Waste.

     Only stockholders of record at the close of business on September 4, 1998, are entitled to notice of and to vote on all matters at the Special Meeting and any postponements or adjournments thereof. A list of all stockholders will be available at the Special Meeting and, during the 10-day period prior to the Special Meeting, at the offices of Allied Waste, 15880 North Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260, during ordinary business hours.

                                          By Order of the Board of Directors,

                                          /s/ STEVEN M. HELM
                                          --------------------------------------
                                          Steven M. Helm
                                          Corporate Secretary
Scottsdale, Arizona
            , 1998

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

                        AMERICAN DISPOSAL SERVICES, INC.
                              745 MCCLINTOCK DRIVE
                                   SUITE 230
                           BURR RIDGE, ILLINOIS 60521

                                                                          , 1998

Dear Stockholder of American Disposal Services, Inc.:

     You are invited to attend a Special Meeting of Stockholders of American
Disposal Services, Inc. ("American") to be held on             , 1998 at
               . The Special Meeting will be held at                .

     At the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 10, 1998 (the "Merger Agreement"), by and among Allied Waste Industries, Inc. ("Allied Waste"), AWIN II Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Allied Waste, and American.

     The Merger Agreement provides, among other things, for the merger of Acquisition with and into American (the "Merger"), pursuant to which American would become a wholly owned subsidiary of Allied Waste and each outstanding share of common stock of American, par value $.01 per share (the "American Common Stock"), would be converted into 1.65 shares of common stock of Allied Waste, par value $.01 per share (the "Exchange Ratio"). Upon consummation of the
Merger, Allied Waste would issue approximately [       ] million shares of its
common stock to the stockholders and option holders of American, representing
approximately [     ]% of the total shares of Allied Waste's common stock to be outstanding immediately after the Merger, based upon the number of shares of
common stock of Allied Waste and American outstanding as of             , 1998.
The Merger is subject to a number of conditions, including obtaining the approval of the stockholders of Allied Waste and American and obtaining federal antitrust regulatory clearance. A summary of the terms and conditions of the Merger, certain financial and other information relating to Allied Waste and American and a copy of the Merger Agreement are set forth in the accompanying Joint Proxy Statement and Prospectus. Please review and consider the enclosed materials carefully.

     Your Board of Directors has unanimously approved the Merger Agreement. In addition, the Board of Directors has received an opinion dated August 8, 1998 from CIBC Oppenheimer Corp. that, as of such date, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of American Common Stock (a copy of which opinion is included in the accompanying Joint Proxy Statement and Prospectus). THE BOARD OF DIRECTORS OF AMERICAN BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF AMERICAN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Regardless of the number of shares you hold or whether you plan to attend the Special Meeting, we urge you to complete, sign, date, and return the enclosed proxy card immediately. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

                                          Sincerely,

                                          /s/ RICHARD DE YOUNG
                                          --------------------------------------
                                          Richard De Young
                                          Chairman, President and Chief
                                          Executive Officer

                        AMERICAN DISPOSAL SERVICES, INC.
                              745 MCCLINTOCK DRIVE
                                   SUITE 230
                           BURR RIDGE, ILLINOIS 60521

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON                , 1998

To the Stockholders of American Disposal Services, Inc.:

     Notice is hereby given that a Special Meeting of Stockholders of American
Disposal Services, Inc. ("American") will be held at                , on
            , 1998, at                , to consider and act upon the following
proposal (the "Merger Proposal"):

     To approve and adopt the Agreement and Plan of Merger dated as of August 10, 1998 (the "Merger Agreement"), by and among American, Allied Waste Industries, Inc. ("Allied Waste") and AWIN II Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Allied Waste, providing for, among other things, the merger of Acquisition with and into American (the "Merger") and the conversion of each outstanding share of American common stock, par value $.01 per share, into 1.65 shares of Allied Waste common stock, par value $.01 per share.

     The meeting may be postponed or adjourned from time to time, and at any reconvened meeting actions with respect to the matters specified in this notice may be taken without further notice to stockholders unless required by the Bylaws of American.

     Only stockholders of record at the close of business on September 4, 1998, are entitled to notice of and to vote on the Merger Proposal at the Special Meeting and any postponements or adjournments thereof. The approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the shares of American Common Stock outstanding on the record date. The Merger and other related matters are more fully described in the accompanying Joint Proxy Statement and Prospectus and the Appendices thereto, which form a part of this notice and should be read carefully by all stockholders.

                                          By Order of the Board of Directors,

                                          /s/ ANN L. STRAW
                                          --------------------------------------
                                          Ann L. Straw
                                          Corporate Secretary
Burr Ridge, Illinois
               , 1998

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     Subject to Completion, August 28, 1998

                         ALLIED WASTE INDUSTRIES, INC.
                        AMERICAN DISPOSAL SERVICES, INC.

                      JOINT PROXY STATEMENT AND PROSPECTUS

     This Joint Proxy Statement and Prospectus is being furnished to the stockholders of Allied Waste Industries, Inc., a Delaware corporation ("Allied Waste"), in connection with the solicitation of proxies by its Board of Directors to be voted at the Special Meeting of Stockholders of Allied Waste
(the "Allied Waste Special Meeting") scheduled to be held on             , 1998,
at      p.m.,                , at                , and at any adjournment or
postponement thereof, and to the stockholders of American Disposal Services, Inc., a Delaware corporation ("American"), in connection with the solicitation of proxies by its Board of Directors to be voted at the Special Meeting of Stockholders of American (the "American Special Meeting") scheduled to be held
on             , 1998, at      a.m.,                Time, at                ,
and at any adjournment or postponement thereof.

     At the Allied Waste Special Meeting and the American Special Meeting, the holders of common stock, par value $.01 per share, of Allied Waste ("Allied Waste Common Stock"), and the holders of common stock, par value $.01 per share, of American ("American Common Stock"), will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 10, 1998 (the "Merger Agreement"), by and among Allied Waste, AWIN II Acquisition Corporation, a wholly owned subsidiary of Allied Waste ("Acquisition"), and American providing for the merger of Acquisition with and into American (the "Merger"), and the issuance of shares of Allied Waste Common Stock pursuant thereto. Such approvals are a condition to consummating the Merger. Upon consummation of the Merger, American will become a wholly owned subsidiary of Allied Waste and the holders of the issued and outstanding shares of American Common Stock will receive, at the effective time of the Merger, 1.65 shares of Allied Waste Common Stock for each share of American Common Stock held by them (the "Exchange Ratio"), with cash being paid in lieu of fractional shares. In connection with the Merger, it is anticipated that substantially all outstanding options to purchase American Common Stock will be exercised, contingent on the consummation of the Merger, and the shares of American Common Stock issued upon such exercise will be converted into shares of Allied Waste Common Stock in the Merger in accordance with the Exchange Ratio. See "The Plan of Merger and Terms of the Merger." A copy of the Merger Agreement is attached hereto as Appendix A and incorporated herein by reference.

     In addition, at the Allied Waste Special Meeting, holders of shares of Allied Waste Common Stock will be asked to consider and vote upon a proposal to approve an amendment to the Restated Certificate of Incorporation of Allied Waste to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000 (the "Charter Amendment").

     On             , 1998, the closing sale price of Allied Waste Common Stock as reported on the Nasdaq National Market tier of Nasdaq (the "Nasdaq Stock
Market") was $[     ] per share. Based on such closing price, the consideration to be received by stockholders of American pursuant to the Merger would be
approximately $[     ] per share of American Common Stock. Based upon the number
of shares of Allied Waste Common Stock outstanding as of             , 1998, and
assuming that approximately [     ] million shares of Allied Waste Common Stock
are issued in exchange for the exercise of outstanding options to purchase
American Common Stock, approximately [     ] million shares of Allied Waste
Common Stock will be outstanding after the Merger is consummated, of which
approximately [     ]% will be owned by former stockholders and option holders
of American and approximately [     ]% will be owned by current stockholders of
Allied Waste.

     SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN ALLIED WASTE COMMON STOCK.

     This Joint Proxy Statement and Prospectus also constitutes the prospectus of Allied Waste that is a part of the Registration Statement of Allied Waste filed with the Securities and Exchange Commission with respect to the shares of Allied Waste Common Stock to be issued in connection with the Merger (which includes shares to be issued in exchange for the exercise of outstanding options to purchase American Common Stock). This Joint Proxy Statement and Prospectus is first being mailed to the stockholders of Allied Waste and American on or about
               , 1998.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
   STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
The date of this Joint Proxy Statement and Prospectus is                , 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALLIED WASTE OR AMERICAN. THIS JOINT PROXY STATEMENT AND PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ALLIED WASTE COMMON STOCK, OR A SOLICITATION OF A PROXY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT AND PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALLIED WASTE OR AMERICAN SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT AND PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. ALL INFORMATION HEREIN WITH RESPECT TO ALLIED WASTE AND ACQUISITION HAS BEEN FURNISHED BY ALLIED WASTE, AND ALL INFORMATION HEREIN WITH RESPECT TO AMERICAN HAS BEEN FURNISHED BY AMERICAN.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................  viii
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...........    ix
FORWARD-LOOKING STATEMENTS..................................    ix
SUMMARY.....................................................     1
  THE COMPANIES.............................................     1
     Allied Waste and Acquisition...........................     1
     American Disposal Services, Inc........................     1
  THE MEETINGS..............................................     1
  THE MERGER................................................     2
     Recommendations of the Boards of Directors.............     2
     Interests of Certain Persons in the Merger -- Possible
      Conflicts of Interest.................................     3
     Opinions of Financial Advisors.........................     3
     Certain Terms of The Merger............................     4
     Conditions to the Merger...............................     5
     No Solicitation........................................     6
     Termination or Amendment of Merger Agreement...........     7
     Dissenters' Rights.....................................     8
     Stockholders' Comparative Rights.......................     8
     Market Price Data......................................     8
  SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA...........    10
  SUMMARY COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL
     INFORMATION............................................    13
  COMPARATIVE UNAUDITED PER SHARE DATA......................    15
  THE CHARTER AMENDMENT.....................................    16
  RISK FACTORS..............................................    17
     Expected Benefits of Combined Business May Not Be
      Achieved..............................................    17
     Stock Prices May Vary in Response to Changes in
      Business and Economic Conditions......................    17
     Integration of Acquired Businesses.....................    17
     Interests of Certain Persons in the Merger.............    17
     Risks Associated With Allied Waste's Acquisition
      Activities............................................    18
     Competition From Other Companies and Municipalities;
      Landfill Alternatives.................................    18
     Capital and Working Capital Requirements; Leverage.....    19
     Cost Of Compliance With Environmental Regulations......    20
     Impact Of Adverse Weather Conditions...................    21
     Reliance on Management.................................    21
     No Dividends...........................................    21
     Potential Effect of Certain Allied Waste Anti-Takeover
      Provisions and Delaware Law...........................    21
THE MEETINGS................................................    21
  Date, Time and Place of the Meetings......................    21
  Purpose of the Meetings...................................    22
  Record Date and Outstanding Shares........................    22
  Voting and Revocation of Proxies..........................    22
  Vote Required for Approval................................    23
  Solicitation of Proxies...................................    23
THE MERGER AND RELATED TRANSACTIONS.........................    24
  General Description of the Merger.........................    24
  Background of the Merger..................................    24

  Joint Reasons for the Merger..............................    26
  Additional Factors Considered by the Allied Waste Board...    27
  Recommendation of the Board of Directors of Allied
     Waste..................................................    28
  Additional Factors Considered by the American Board.......    28
  Recommendation of the Board of Directors of American......    29
  Opinion of Financial Advisor to Allied Waste..............    30
  Opinion of Financial Advisor to American..................    33
  Possible Conflicts of Interest............................    39
  Material Federal Income Tax Consequences..................    41
  Accounting Treatment......................................    43
  Government and Regulatory Approvals.......................    43
  Restrictions on Resales by Affiliates.....................    43
AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF
  ALLIED WASTE..............................................    44
THE PLAN OF MERGER AND TERMS OF THE MERGER..................    45
  Effective Time of the Merger..............................    45
  Manner and Basis for Converting Shares....................    45
  American Options..........................................    46
  American Warrant..........................................    46
  Conditions to the Merger..................................    46
  Cooperation...............................................    48
  Representations and Warranties of Allied Waste and
     American...............................................    48
  Conduct of the Business of Allied Waste and American Prior
     to the Merger..........................................    48
  No Solicitation of Acquisition Transactions...............    51
  Conduct of the Business of the Combined Companies
     Following the Merger...................................    51
  Termination or Amendment..................................    51
  Termination Fees..........................................    52
  Expenses..................................................    53
  Indemnification...........................................    53
STOCK OPTION AGREEMENT......................................    54
  Exercise; Termination.....................................    55
  Repurchase of Option or Option Shares.....................    55
  Profit Limitation.........................................    55
  Other.....................................................    56
OTHER AGREEMENTS............................................    56
COMPARATIVE RIGHTS OF STOCKHOLDERS OF ALLIED WASTE AND
  AMERICAN..................................................    56
  General...................................................    56
  Board of Directors........................................    57
  Number of Directors.......................................    57
  Special Meetings of Stockholders..........................    57
  Stockholder Nominations and Proposals.....................    57
  Amendment of Certain Charter Provisions...................    58
  Amendment of Bylaws.......................................    58
  Authorized Capital Stock..................................    58
  Delaware Anti-Takeover Law................................    58
ALLIED WASTE AND AMERICAN COMBINED UNAUDITED PRO FORMA
  CONDENSED FINANCIAL STATEMENTS............................    60
ALLIED WASTE AND AMERICAN NOTES TO COMBINED UNAUDITED PRO
  FORMA CONDENSED FINANCIAL STATEMENTS......................    66

  Basis of Presentation.....................................    66
  Pro Forma Adjustments.....................................    66
  Net Income (Loss) Per Common Share........................    67
MARKET PRICE DATA...........................................    68
  Market Information........................................    68
  Dividend Information......................................    69
DESCRIPTION OF ALLIED WASTE CAPITAL STOCK...................    69
  Common Stock..............................................    69
  Preferred Stock...........................................    69
  Authorized But Unissued Shares............................    69
  Transfer Agent and Registrar..............................    70
LEGAL MATTERS...............................................    70
EXPERTS.....................................................    70
OTHER MATTERS...............................................    70
STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETINGS..............    70
MANAGEMENT AND ADDITIONAL INFORMATION.......................    71
APPENDIX A:  Agreement and Plan of Merger
APPENDIX B:  Stock Option Agreement
APPENDIX C:  Opinion of Credit Suisse First Boston
  Corporation
APPENDIX D:  Opinion of CIBC Oppenheimer Corp.

                          QUESTIONS AND ANSWERS ABOUT
                        THE ALLIED WASTE/AMERICAN MERGER

Q:  WHAT WILL HAPPEN IF THE PROPOSED MERGER IS COMPLETED?

A: A subsidiary of Allied Waste will merge into American. As a result of this merger:

         American will become a wholly owned subsidiary of Allied Waste; American stockholders will become stockholders of Allied Waste; and Allied Waste stockholders will continue to be stockholders of Allied
    Waste.

Q:  WHY ARE THE TWO COMPANIES PROPOSING TO MERGE? HOW WILL I BENEFIT?

A: We believe that the merger of Allied Waste and American will create a company with greater financial strength and flexibility, operational efficiencies, earning power and longer-term growth potential than either Allied Waste or American would have as separate companies. We believe that the combined company will be able to compete more effectively, and will exercise greater purchasing leverage in the consolidation of the solid waste industry. As a result, the combined company should have more consistent, predictable and sustainable cash flows and earnings growth. See "The Merger and the Related Transactions -- Joint Reasons for the Merger" beginning on page 26.

Q:  WHAT WILL AMERICAN STOCKHOLDERS RECEIVE FOR THEIR AMERICAN SHARES?

A: American stockholders will receive 1.65 shares of Allied Waste common stock in exchange for each of their shares of American common stock. This exchange ratio will not change, even if the market price of Allied Waste's common stock or American's common stock increases or decreases between now and the date that the merger is completed. You will receive only whole shares of Allied Waste common stock. Any fractional shares you would otherwise receive in the exchange will be paid in cash.

Q:  WILL ALLIED WASTE STOCKHOLDERS RECEIVE ANY SHARES AS A RESULT OF THE MERGER?

A: No. The merger will not have any effect on the number of shares of Allied Waste common stock that Allied Waste stockholders own.

Q:  WHAT DO I NEED TO DO NOW?

A: After reading this document carefully, just mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares can be
    voted at the             , 1998 Allied Waste special meeting (if you are an
    Allied Waste stockholder) or at the             , 1998 American special
    meeting (if you are an American stockholder).

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions provided by your broker.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy card is voted at the applicable stockholder meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the appropriate meeting and vote in person. Your attendance alone will not, however, revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure provided by your broker to change those instructions.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If you are an American stockholder, after the merger is completed you will receive written instructions for exchanging your shares of American common stock for shares of Allied Waste common stock. If you are an Allied Waste stockholder, you will keep your certificates.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS?

A: The exchange of shares of American common stock for shares of Allied Waste common stock in the merger will be tax-free to American stockholders for federal income tax purposes. Your tax basis in the shares of Allied Waste common stock that you will receive in the merger will equal your current tax basis in your American common stock. The merger will not have any effect on Allied Waste stockholders for federal income tax purposes.

Q:  ARE THERE ANY RISKS ASSOCIATED WITH THE MERGER?

A: The merger does involve risks. For a discussion of certain risk factors that should be considered in evaluating the merger, see "Risk Factors" beginning on page 17.

Q:  ARE ANY REGULATORY APPROVALS NEEDED TO COMPLETE THE MERGER?

A: Yes. The only significant approval required relates to federal antitrust law. Allied Waste and American filed premerger notifications with the United States antitrust authorities pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We believe that complying with the requirements of this law will not delay the merger.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger in the fourth quarter of 1998. We are working toward completing the merger as quickly as possible and expect that it will be completed soon after our special meetings of stockholders.

Q:  WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETINGS?

A: American does not expect to ask its stockholders to vote on any other matters at the American special meeting.

    Allied Waste is also seeking approval of an amendment to its certificate of incorporation which would increase the authorized number of shares of Allied Waste common stock from 200 million to 300 million.

Q:  WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?

A: Both of our companies file periodic reports and other information with the Securities and Exchange Commission. You may read and copy this information at the Commission's public reference facilities. Please call the Commission at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site maintained by the Commission at http://www.sec.gov and at the offices of the NASD. For a more detailed description of the information available, please see pages
    and                .

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you are an Allied Waste stockholder and you have more questions about the merger, you should contact:

                         ALLIED WASTE INDUSTRIES, INC.
                      15880 North Greenway -- Hayden Loop
                                   Suite 100
                           Scottsdale, Arizona 85260
                           Telephone: (602) 423-2946

                                       or

                      , Allied Waste's proxy solicitor, who may be called
              toll-free at 1-800-               -               .

     If you are an American stockholder and you have more questions about the merger, you should contact:

                        AMERICAN DISPOSAL SERVICES, INC.
                              745 McClintock Drive
                                   Suite 230
                           Burr Ridge, Illinois 60521
                           Telephone: (630) 655-1105

                                       or

          , American's proxy solicitor, who may be called toll-free at

                             AVAILABLE INFORMATION

     Allied Waste and American each are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the offices of the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission in Chicago, Illinois at Citicorp Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661-2511 and in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Allied Waste Common Stock and American Common Stock are listed on the Nasdaq Stock Market and the reports, proxy statements and other information of Allied Waste and American described above may also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006. Upon consummation of the Merger, listing of the American Common Stock on The Nasdaq Stock Market will be terminated.

     Allied Waste has filed with the Commission a registration statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger and offered hereby. This Joint Proxy Statement and Prospectus also constitutes the Prospectus of Allied Waste filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Joint Proxy Statement and Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above. After the Merger, registration of the American Common Stock under the Exchange Act will be terminated.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Allied Waste incorporates herein by reference the following documents filed by it with the Commission: (i) its Annual Report on Form 10-K for the year ended December 31, 1997; (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (iii) its Current Reports on Form 8-K dated May 18, 1998, August 20, 1998 and August 28, 1998; (iv) its Current Report on Form 8-K/A dated August 28, 1998; (v) the description of Allied Waste Common Stock contained in its Registration Statement on Form S-1 (No. 33-99886), including any amendments or reports filed for the purpose of updating such description; and (vi) its Proxy Statement related to the annual meeting held on May 28, 1998.

     American incorporates herein by reference the following documents filed by it with the Commission pursuant to the Exchange Act: (i) its Annual Report on Form 10-K/A for the year ended December 31, 1997; (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (iii) its Current Report on Form 8-K dated January 23, 1998; and (iv) its Proxy Statement related to its annual meeting held on June 23, 1998.

     All documents filed by Allied Waste and American pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement and Prospectus and prior to the date the Merger is consummated shall be deemed to be incorporated by reference in this Joint Proxy Statement and Prospectus and to be part hereof from the date of filing of such documents. All information appearing in this Joint Proxy Statement and Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Joint Proxy Statement and Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement and Prospectus.

     THIS JOINT PROXY STATEMENT AND PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. ALLIED WASTE AND AMERICAN HEREBY UNDERTAKE TO PROVIDE, BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF A REQUEST, WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT AND PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS JOINT PROXY STATEMENT AND PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS RELATING TO ALLIED WASTE ARE AVAILABLE UPON REQUEST FROM ALLIED WASTE INDUSTRIES, INC., 15880 NORTH GREENWAY-HAYDEN LOOP, SUITE 100, SCOTTSDALE, ARIZONA 85260,
ATTENTION: CORPORATE SECRETARY, TELEPHONE NUMBER (602) 423-2946. DOCUMENTS RELATING TO AMERICAN ARE AVAILABLE UPON REQUEST FROM AMERICAN DISPOSAL SERVICES, INC., 745 MCCLINTOCK DRIVE, SUITE 230, BURR RIDGE, ILLINOIS 60521, ATTENTION:
CORPORATE SECRETARY, TELEPHONE NUMBER (630) 655-1105. IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY             , 1998.

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     Certain statements in the Summary and under the captions "Risk Factors," "The Merger and Related Transactions -- Joint Reasons for the Merger,"
"-- Additional Factors Considered by the Allied Waste Board," "-- Recommendation of the Board of Directors of Allied Waste," "-- Additional Factors Considered by the American Board," "-- Recommendation of the Board of Directors of American," "Allied Waste and American Combined Unaudited Pro Forma Condensed Financial Statements" and "Allied Waste and American Notes to Combined Unaudited Pro Forma Condensed Financial Statements" and elsewhere in this Joint Proxy Statement and Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: uncertainty as to the combined company's future profitability; the combined company's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in Allied Waste's and American's existing and potential future lines of business; the combined company's ability to integrate and successfully operate acquired businesses and the risks associated with such businesses; the combined company's ability to obtain financing on acceptable terms to finance the combined company's growth strategy and for the combined company to operate within the limitations imposed by financing arrangements; uncertainty as to the future profitability of acquired businesses; trends in the solid waste management industry; competitive pressures; changes in relationships with customers; changes in the regulatory environment; outcome of pending litigation and regulatory inquiries; and the impact of accounting policies required to be adopted in the near future. In addition, Allied Waste and American stockholders should consider carefully the information set forth herein under "Risk Factors", under the captions "Business -- Regulation," " -- Factors Influencing Future Results and Accuracy of Forward-Looking Statements" and "Legal Proceedings" in Parts I and II of Allied Waste's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 5 of Allied Waste's Current Report on Form 8-K/A dated August 28, 1998, and the information set forth under the captions "Business" (including "Business -- Factors that May Influence Future Results and Accuracy of Forward-Looking Statements" and "Business -- Environmental Regulations"), "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Parts I and II of American's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997, both of which are incorporated by reference herein. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Neither Allied Waste nor American assume any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Joint Proxy Statement and Prospectus. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Joint Proxy Statement and Prospectus and the documents incorporated herein by reference.

                                 THE COMPANIES

ALLIED WASTE AND ACQUISITION

     Allied Waste serves approximately 1.8 million residential, municipal and commercial customers through operations in 23 states located primarily in the Midwest, Northeast, Southeast, Southwest and Northwest United States. As of June 30, 1998, Allied Waste provided its services through a network of 96 collection companies, 50 transfer stations, 26 recycling facilities, and 59 landfills. Acquisition is a wholly owned subsidiary of Allied Waste organized for the purpose of effecting the Merger. Acquisition has no material assets and has not engaged in any activities except in connection with the Merger. The principal executive offices of Allied Waste and Acquisition are located at 15880 North Greenway -- Hayden Loop, Suite 100, Scottsdale, Arizona 85260, and the telephone number is (602) 423-2946.

     Additional information concerning Allied Waste is included in Allied Waste's reports filed under the Exchange Act that are incorporated by reference in this Joint Proxy Statement and Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference."

AMERICAN DISPOSAL SERVICES, INC.

     American is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. American conducts operations in the following 12 states: Arkansas, Connecticut, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. American owns ten solid waste landfills and owns, operates or has exclusive contracts to receive waste from 21 transfer stations. As of June 30, 1998, American's operations covered six primary operating regions and its 10 landfills and 21 transfer stations are supported by 21 collection divisions, which currently serve over 400,000 residential, commercial and industrial customers. The principal executive offices of American are located at 745 McClintock Drive, Suite 230, Burr Ridge, Illinois 60521, and the telephone number is (630) 655-1105.

     Additional information concerning American is included in American's reports filed under the Exchange Act that are incorporated by reference in this Joint Proxy Statement and Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference."

                                  THE MEETINGS

     The Allied Waste Special Meeting will be held at      p.m.,      Time on
            , 1998, at                , for the purpose of considering and
acting upon proposals to (i) approve and adopt the Merger Agreement, including the issuance of shares of Allied Waste Common Stock pursuant thereto, and (ii) approve an amendment to Allied Waste's Restated Certificate of Incorporation to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000. The American Special Meeting will be held at
a.m.,      Time on             , 1998, at                for the purpose of
considering and acting upon a proposal to approve and adopt the Merger Agreement. The Allied Waste Special Meeting and the American Special Meeting, together, are sometimes referred to hereinafter as the "Meetings."

     Only those stockholders of Allied Waste of record at the close of business on September 4, 1998 (the "Allied Waste Record Date"), are entitled to notice of, and to vote at, the Allied Waste Special Meeting.

Only those stockholders of American of record at the close of business on September 4, 1998 (the "American Record Date"), are entitled to notice of, and to vote at, the American Special Meeting.

     Pursuant to the rules of the Nasdaq Stock Market, approval and adoption of the Merger Agreement (which also will constitute approval of the issuance of shares of Allied Waste Common Stock in accordance with the terms of the Merger Agreement (the "Share Issuance")) requires the affirmative vote of the holders of a majority of the shares of Allied Waste Common Stock voted, in person or by proxy, at the Allied Waste Special Meeting, provided that the total votes cast on the proposal represent over 50% in interest of the shares entitled to vote thereon. Pursuant to Delaware law, approval and adoption of the Charter Amendment requires the affirmative vote of the holders of a majority of the shares of Allied Waste Common Stock outstanding on the Allied Waste Record Date. At the close of business on the Allied Waste Record Date, there were
approximately [     ] million shares of Allied Waste Common Stock outstanding
and entitled to vote at the Allied Waste Special Meeting. All executive officers and directors of Allied Waste who, as of the Allied Waste Record Date,
collectively had the right to vote approximately [     ] million shares of
Allied Waste Common Stock, representing approximately [     ]% of the shares
outstanding as of such date, have indicated to Allied Waste that they intend to vote the shares of Allied Waste Common Stock over which they have voting control in favor of the Merger Agreement and the Charter Amendment. In addition, certain directors and their affiliates have agreed with American to vote the shares of Allied Waste Common Stock over which they have voting control (of which shares are included in the shares owned by directors of Allied Waste described in the previous sentence) in favor of the Merger and the Charter Amendment. As of the Allied Waste Record Date, these persons and their affiliates owned shares of Allied Waste Common Stock, representing approximately
     % of the then outstanding shares. See "The Meetings -- Vote Required for Approval."

     Pursuant to Delaware law, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of American Common Stock outstanding on the American Record Date. At the close of
business on the American Record Date, there were approximately [     ] million
shares of American Common Stock outstanding and entitled to vote at the American Special Meeting. All executive officers and directors of American who, as of the American Record Date, were stockholders of American have indicated to American that they intend to vote their shares of American Common Stock in favor of the Merger Agreement. As of the American Record Date, such individuals collectively
had the right to vote approximately                shares of American Common
Stock, representing less than    % of the shares outstanding as of such date.
See "The Meetings -- Vote Required for Approval."

                                   THE MERGER

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Board of Directors of Allied Waste has unanimously approved the Merger Agreement and the Charter Amendment and has directed that such matters be submitted to the stockholders of Allied Waste. The Board of Directors of Allied Waste recommends that the stockholders of Allied Waste approve and adopt the Merger Agreement, including the issuance of shares of Allied Waste Common Stock pursuant thereto, and the Charter Amendment. See "The Merger and Related Transactions -- Background of the Merger," "-- Joint Reasons for the Merger," "Additional Factors Considered by the Allied Waste Board" and "-- Recommendation of the Board of Directors of Allied Waste."

     The Board of Directors of American has unanimously approved the Merger Agreement and has directed that it be submitted to the stockholders of American. The Board of Directors of American recommends that the stockholders of American approve and adopt the Merger Agreement. See "The Merger and Related
Transactions -- Background of the Merger," "-- Joint Reasons for the Merger," "-- Additional Factors Considered by the American Board" and "-- Recommendation of the Board of Directors of American." In considering the recommendation of American's Board of Directors with respect to the Merger, American stockholders should be aware that certain officers and directors of American have direct or indirect interests in recommending the Merger, apart from their interests as stockholders of American, which are separate from those of unaffiliated stockholders of American. See "The Merger and Related Transactions -- Possible Conflicts of Interest."

INTERESTS OF CERTAIN PERSONS IN THE MERGER -- POSSIBLE CONFLICTS OF INTEREST

     Certain officers and directors of American have direct or indirect interests in recommending the Merger apart from their interests as stockholders of American, which are separate from those of unaffiliated stockholders of
American. Such interests include: (i) on           , 1998 Allied Waste entered
into non-competition agreements with certain executive officers of American, such agreements to be effective at the Effective Time (as hereinafter defined);
(ii) on           , 1998, an affiliated entity of Richard De Young, Chairman,
President and Chief Executive Officer of American, entered into a market development consulting agreement with Allied Waste, such agreement to be effective at the Effective Time, and it is anticipated that Messrs. De Young and Lavey and Ms. Straw will become principals in this entity, (iii) all officers and directors of American hold vested and unvested options to acquire American Common Stock ("American Options"), substantially all of which options are anticipated to be exercised prior to the Merger, contingent on consummation of the Merger, and the shares of American Common Stock issued in connection with such exercise will be converted into shares of Allied Waste Common Stock in the Merger in accordance with the Exchange Ratio; (iv) pursuant to the terms of their respective employment agreements with American, all officers of American are entitled to receive severance payments upon consummation of the Merger; (v) pursuant to the terms of their respective employment agreements with American, in the event the executive officers of American are required to pay an excise tax on excess parachute payments received from American upon a Change of Control (as defined in such employment agreements), American is required to pay to the officers an amount necessary to place the officers in the same after-tax financial position as the officers would have been in had the officers not
incurred such tax; (vi) on           , 1998, Allied Waste entered into
employment agreements with certain executive officers of American, such
agreements to be effective as of the Effective Time; (vii) on           , 1998,
Allied Waste entered into agreements with certain executive officers of American providing for their assistance in integrating American's operations into Allied Waste following the Merger, and (viii) pursuant to the Merger Agreement, officers, directors and employees of American will be indemnified by Allied Waste and American against certain liabilities and Allied Waste will maintain in effect directors' and officers' liability insurance on behalf of such directors and officers. For more information on such conflicts of interest, see "The Merger and Related Transactions -- Possible Conflicts of Interest."

OPINIONS OF FINANCIAL ADVISORS

     Allied Waste. On August 10, 1998, the Board of Directors of Allied Waste received a written opinion of Credit Suisse First Boston Corporation ("CSFB") to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the Exchange Ratio was fair to Allied Waste from a financial point of view. This opinion is attached as Appendix C to this Joint Proxy Statement and Prospectus and is incorporated herein by reference. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by CSFB in rendering its opinion. The opinion of CSFB is directed to the Board of Directors of Allied Waste and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Allied Waste Special Meeting. See "The Merger and Related Transactions -- Opinion of Financial Advisor to Allied Waste."

     American. On August 8, 1998, the Board of Directors of American received a written opinion of CIBC Oppenheimer Corp. ("CIBC Oppenheimer") to the effect that as of the date of such opinion and based upon and subject to the matters stated in such opinion, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of shares of American Common Stock. The full text of the written opinion of CIBC Oppenheimer, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix D to this Joint Proxy Statement and Prospectus and is incorporated herein by reference. HOLDERS OF AMERICAN COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. The opinion of CIBC Oppenheimer is directed to the Board of Directors of American and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the American Special Meeting. See "The Merger and Related Transactions -- Opinion of Financial Advisor to American."

CERTAIN TERMS OF THE MERGER

     EXCHANGE RATIO. At the Effective Time, Acquisition will merge with and into American, and American will become a wholly owned subsidiary of Allied Waste. In the Merger, each outstanding share of American Common Stock will be converted into the right to receive, without interest, 1.65 shares of Allied Waste Common Stock. In addition, at the Effective Time, each issued and outstanding share of common stock, par value $.01 per share, of Acquisition ("Acquisition Common Stock") will be converted into one share of common stock, par value $.01 per share of the corporation surviving the Merger (the "Surviving Corporation").

     Based upon the number of shares of common stock of Allied Waste and
American outstanding as of        , 1998, and assuming the exercise of all
outstanding American options in connection with the Merger, approximately
[     ] million shares of Allied Waste Common Stock will be outstanding
immediately after the Effective Time, of which approximately [     ] million
shares, representing [     ]% of the total number of outstanding shares, will be
held by former holders of American Common Stock and American Options. See "The Plan of Merger and Terms of the Merger -- Manner and Basis for Converting Shares" and "-- American Options."

     FRACTIONAL SHARES. No fractional shares of Allied Waste Common Stock will be issued pursuant to the Merger. In lieu of such fractional shares, each holder of shares of American Common Stock who would otherwise have been entitled to receive a fraction of a share of Allied Waste Common Stock will be entitled to receive from the Exchange Agent (as hereinafter defined) a cash payment equal to such fraction multiplied by the average closing price per share of Allied Waste Common Stock on the Nasdaq Stock Market, as reported by the Wall Street Journal, during the 20 trading days immediately preceding the Effective Time (as defined below).

     EFFECTIVE TIME OF THE MERGER. The Merger will become effective at such time (the "Effective Time") as shall be stated in a certificate of merger to be filed with the Secretary of State of the State of Delaware (the "Certificate of Merger") in accordance with the Delaware General Corporation Law (the "DGCL"). Assuming the requisite stockholder approval of the Merger Agreement is obtained, it is anticipated that the Effective Time will occur as soon as practicable following the Meetings. If all other conditions to the Merger have not been satisfied or waived prior to the Meetings, however, it is expected that the Merger will occur as soon as practicable after such conditions have been satisfied or waived.

     EXCHANGE OF AMERICAN COMMON STOCK CERTIFICATES.  Promptly after
consummation of the Merger,                (the "Exchange Agent") will mail a
letter of transmittal with instructions to each holder of record of American Common Stock for use in exchanging certificates representing shares of American Common Stock for certificates representing shares of Allied Waste Common Stock and cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of American Common Stock until they have received the letter of transmittal from the Exchange Agent. See "The Plan of Merger and Terms of the Merger -- Manner and Basis for Converting Shares."

     AMERICAN OPTIONS; CONVERSION OF AMERICAN WARRANTS. Under American's Amended and Restated 1996 Option Plan (the "American Option Plan"), in the event of certain transactions, including any transaction that results in the acquisition of all or substantially all of the outstanding shares of American Common Stock by a single person or entity, all outstanding options issued under the American Option Plan shall terminate effective as of the consummation of the transaction and, during a period of at least 30 days prior to the consummation of the transaction, each holder of any such options shall have the right to exercise in full all of his or her stock options (whether vested or not vested) but contingent on the consummation of the transaction. If the transaction is not consummated, then the exercise of the options shall be null and void. The Merger is a transaction which will cause this provision of the American Option Plan to become operative. Therefore, all holders of the options of American, including the directors and executive officers of American, will have the opportunity to exercise their options (whether vested or not vested) for a period of at least 30 days prior to the consummation of the Merger and any shares of American Common Stock issued upon exercise of the options will be converted into shares of Allied Waste Common Stock in the Merger in accordance with the terms of the Merger Agreement. See "The Plan of Merger and Terms of the

Merger -- American Options." It is anticipated that a warrant to purchase 48,788 shares of American Common Stock will be exercised for shares of American Common Stock immediately prior to the Effective Time. See "The Plan of Merger and Terms
of the Merger -- American Warrant." As of        , 1998, the outstanding
American Options included options held by officers and directors of American to acquire approximately 1.5 million shares of American Common Stock pursuant to the terms of certain stock option agreements, at exercise prices ranging from
$7.17 to $43.13 per share. Of these, options to acquire           shares of
American Common Stock are not currently vested. See "The Merger and Related Transactions -- Possible Conflicts of Interest."

     INDEMNIFICATION. The Merger Agreement provides that the officers, directors, employees and agents of American or any of its subsidiaries will be indemnified by Allied Waste and the surviving corporation in the Merger against certain liabilities and costs, including those arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that (i) the indemnification provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation as in effect at the Effective Time will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of American,
(ii) Allied Waste will assume, be jointly and severally liable for, and honor, and will cause the Surviving Corporation to honor, in accordance with their respective terms, certain indemnification agreements of American without limit as to time; and (iii) for a period of six years after the Effective Time, Allied Waste will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by American and its subsidiaries (or policies with the same coverages and amounts and containing terms and conditions that are no less advantageous to the indemnified parties) with respect to matters arising on or before the Effective Time. See "The Plan of Merger and Terms of the Merger -- Indemnification."

CONDITIONS TO THE MERGER

     MATERIAL FEDERAL INCOME TAX CONSEQUENCES. It is a condition to Allied Waste's obligation to consummate the Merger (the "Allied Waste Tax Condition") that Allied Waste shall have received an opinion of its counsel to the effect that (i) the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and
(ii) no gain or loss will be recognized by Allied Waste or Acquisition for federal income tax purposes as a result of consummation of the Merger. It is a condition to American's obligation to consummate the Merger (the "American Tax Condition") that American shall have received an opinion of its counsel to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) no gain or loss will be recognized by Allied Waste, American or Acquisition as a result of the Merger, and (iii) no gain or loss will be recognized by the holders of American Common Stock upon the exchange of their American Common Stock solely for shares of Allied Waste Common Stock, except for gain or loss attributable to cash received in lieu of fractional shares. Both the Allied Waste Tax Condition and the American Tax Condition are waivable at the option of the party entitled to receive such opinion as a condition of its obligation to consummate the Merger. American does not currently intend to waive such condition. In the event that such condition is waived by American, Allied Waste and American will recirculate a revised Joint Proxy Statement and Prospectus that discloses the waiver of this condition and contains all related material disclosure, including risks to investors. In such event, American will resolicit proxies from its stockholders. See "The Merger and Related Transactions -- Material Federal Income Tax Consequences."

     ACCOUNTING TREATMENT. It is a condition to each party's obligation to consummate the Merger that Allied Waste shall have received a letter from Arthur Andersen LLP, dated as of the date on which the transactions contemplated by the Merger Agreement are consummated (the "Closing Date"), to the effect that the Merger will qualify for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. Furthermore, it is a condition to each party's obligation to consummate the Merger that each of the parties to the Merger Agreement shall have received a letter dated the Closing Date, addressed to American, from Ernst & Young LLP regarding such firm's concurrence with American's management's conclusions that no conditions exist related to American that would preclude Allied Waste's accounting for the Merger with American as a pooling-of-interests under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. See "The Merger and Related Transactions -- Accounting Treatment."

     GOVERNMENTAL AND REGULATORY APPROVALS. Consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Under the provisions of the HSR Act applicable to the Merger, the Merger may not be consummated until the expiration of a 30 day waiting period following the filing of notification reports with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") by Allied Waste and American unless a request for additional information or documentary material is received from the FTC or the Antitrust Division or unless early termination of the waiting period is granted. If within the initial 30 day waiting period, either the Antitrust Division or the FTC requests additional information or material concerning the Merger, the waiting period will be extended and would expire on the twentieth calendar day after the date of substantial compliance with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the parties. On August 19, 1998, Allied Waste and American filed notification reports under the HSR Act with the FTC and the Antitrust Division. Accordingly, the waiting period will expire on September 18, 1998, unless a request is made for additional information or material. At any time before or after the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of substantial assets of Allied Waste or American or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. Consummation of the Merger is conditioned upon expiration or termination of the waiting period under the HSR Act. See "The Merger and Related Transactions -- Government and Regulatory Approvals."

     NO STATUTE OR INJUNCTION PREVENTING MERGER. Consummation of the Merger is subject to the condition that no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal, and no injunction, preliminary or permanent, or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect.

     OTHER CONDITIONS TO THE MERGER. In addition to the approval and adoption of the Merger Agreement by the requisite votes of Allied Waste, Acquisition and American stockholders and the satisfaction of the conditions described above, the respective obligations of Allied Waste and American to effect the Merger are subject to the satisfaction or waiver, where permissible, of certain other conditions, including, without limitation, (i) conditions relating to the accuracy of each party's representations and warranties and compliance with each party's covenants, and (ii) a condition to the effect that the shares of Allied Waste Common Stock issuable in the Merger and those to be reserved for issuance upon the exercise of stock options or warrants shall have been authorized for listing on the Nasdaq Stock Market, upon official notice of issuance. See "The Plan of Merger and Terms of the Merger -- Conditions to the Merger."

NO SOLICITATION

     The Merger Agreement provides that, after the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, American will not, and will not permit its subsidiaries to, initiate, solicit, negotiate, encourage, or provide confidential information to facilitate, and American will use its reasonable efforts to cause any officer, director, or employee of American, or any attorney, accountant, investment banker, financial advisor or other agent retained by American or any of its subsidiaries not to initiate, solicit, negotiate, encourage, or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business or properties or any capital stock of American whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or any combination thereof (an "Acquisition Transaction"). Notwithstanding the foregoing, American may, in response to an unsolicited written offer or proposal with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal") that American's Board of Directors determines, in good faith and after consultation with its independent financial advisor, would result (if consummated pursuant to its terms) in an Acquisition Transaction more favorable to American's stockholders than the Merger (any such offer or proposal being referred to as a "Superior Proposal"), furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of the Merger Agreement), confidential or non-public information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate with such Potential Acquirer if the Board of Directors of American, after consulting with its outside legal counsel, determines in good faith that consideration of the Superior Proposal is reasonably necessary for the American Board of Directors to act in a manner consistent with its fiduciary duties or that the failure to provide such confidential or non-public information to or negotiate with such Potential Acquirer would be reasonably likely to constitute a breach of its fiduciary duty to American's stockholders. See "The Plan of Merger and Terms of the Merger -- No Solicitation of Acquisition Transactions."

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     TERMINATION. The Merger Agreement may be terminated under certain circumstances, including (a) by the mutual written consent of Allied Waste and American or (b) either by Allied Waste or American at any time prior to the Closing Date (i) upon a material breach of a representation or warranty by the other party (the "Non-Terminating Party") which is not cured in all material respects and which causes certain conditions set forth in the Merger Agreement to be incapable of being satisfied; (ii) if the Merger is not completed by January 31, 1999 (unless due to a delay or default on the part of the party requesting termination (the "Terminating Party")); (iii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of the Terminating Party and if the Terminating Party shall have used reasonable efforts to prevent entry of such order; (iv) if the Non-Terminating Party (x) fails to perform in any material respect any of its material covenants in the Merger Agreement and (y) does not cure such default in all material respects within 30 days after written notice of such default specifying such default in reasonable detail is given to the Non-Terminating Party by the Terminating Party; and (v) if the stockholders of the Non-Terminating Party fail to approve the Merger at a duly held meeting of stockholders called for such purpose or any adjournment thereof. Additionally, American may terminate the Merger Agreement if (A) it receives a Superior Proposal, resolves to accept such Superior Proposal and if it shall have given Allied Waste two days' prior written notice of its intention to terminate (provided that such termination shall not be effective until such time as certain termination fees shall have been received by Allied Waste); or (B) a tender or exchange offer is commenced by a Potential Acquirer (excluding any affiliate of American or any group of which any affiliate of American is a member) for all outstanding shares of American Common Stock, American's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, and American shall have given Allied Waste two days' prior written notice of its intention to terminate (provided that such termination shall not be effective until such time as certain termination fees shall have been received by Allied Waste). Allied Waste may terminate the Merger Agreement if the Board of Directors of American shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of American that they tender their shares in a tender or exchange offer commenced by a third party (excluding any affiliate of American or any group of which any affiliate of American is a member); provided that Allied Waste may not so terminate the Merger Agreement until three days after receipt of a notice from American of such Superior Proposal.

     AMENDMENT. The Merger Agreement may be amended or supplemented by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may occur at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of American and Allied Waste. See "The Plan of Merger and Terms of the Merger -- Termination or Amendment."

     TERMINATION FEES; EXPENSES. Allied Waste or American may be required to pay the other a fee of $32 million upon termination of the Merger Agreement depending upon the circumstances surrounding such termination. Certain expenses incurred in connection with this Joint Proxy Statement and Prospectus and the reasonable expenses of American in connection with any HSR review or proceedings will be shared equally by Allied Waste and American. All other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses. See "The Plan of Merger and Terms of the Merger -- Termination Fees" and
"-- Expenses."

     STOCK OPTION. American granted Allied Waste an option to purchase 4,000,000 shares of American Common Stock at a price of $40 per share. The
shares subject to the option represent approximately   % of the shares of
American Common Stock outstanding as of the American Record Date (and
approximately   % of the shares of American Common Stock outstanding after exercise of the option in full). The option is only exercisable upon the occurrence of certain of the events described under the caption "Termination" above. The shares issuable upon exercise of the option will not be eligible to vote on the Merger Agreement at the American Special Meeting. The option holder has the right under certain circumstances to require the grantor to repurchase all or any portion of the option and any shares purchased upon exercise of the options at prices set forth in the option. The total profit under the option is limited to $40 million less any termination fee paid to Allied Waste under the Merger Agreement. See "Stock Option Agreement."

DISSENTERS' RIGHTS

     Delaware law does not require that holders of Allied Waste Common Stock or American Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal or dissenters' rights or the right to receive cash for their shares. Neither Allied Waste nor American intend to make available any such rights to their respective stockholders.

STOCKHOLDERS' COMPARATIVE RIGHTS

     The rights of stockholders of American are currently governed by Delaware law, the Amended Restated Certificate of Incorporation and Bylaws of American. The rights of stockholders of Allied Waste are governed by Delaware law and the Restated Certificate of Incorporation and Bylaws of Allied Waste. See "Comparative Rights of Stockholders of Allied Waste and American."

MARKET PRICE DATA

     Allied Waste Common Stock is traded on the Nasdaq Stock Market under the symbol "AWIN." American Common Stock is traded on the Nasdaq Stock Market under the symbol "ADSI." The following table sets forth the range of high and low per share sale prices for the Allied Waste Common Stock and the American Common Stock as reported on the Nasdaq Stock Market for the period from January 1, 1996
through             , 1998.

                                                                   ALLIED WASTE               AMERICAN
                                                                   COMMON STOCK             COMMON STOCK
                                                              ----------------------    ---------------------
                                                               HIGH         LOW            HIGH         LOW
                                                              ------    ------------    -----------    ------
1996
  First Quarter.............................................   $  9 1/4     $  6 1/2       $  *         $  *
  Second Quarter............................................     10 3/8        8              *            *
  Third Quarter.............................................     10 1/8        6 7/16        18 1/4        9
  Fourth Quarter............................................      9 5/8        8             18 1/2       15 1/2
1997
  First Quarter.............................................   $  9 7/8     $  7 1/4       $ 18         $ 16 1/2
  Second Quarter............................................     18 1/8        8             25 1/16      16 3/8
  Third Quarter.............................................     20 1/8       14 1/4         33 3/4       21
  Fourth Quarter............................................     24 3/8       18 3/8         37 1/2       29

                                                                   ALLIED WASTE               AMERICAN
                                                                   COMMON STOCK             COMMON STOCK
                                                              ----------------------    ---------------------
                                                               HIGH         LOW            HIGH         LOW
                                                              ------    ------------    -----------    ------
1998
  First Quarter.............................................   $ 25 3/8     $ 19 5/8       $ 38 1/4     $ 32 1/4
  Second Quarter............................................     28 7/16       23 9/16       46 7/8       37 5/16
  Third Quarter (through          ).........................

---------------
* American completed an initial public offering of shares of American Common Stock at a sales price of $9.00 per share on July 30, 1996. Prior to that date, shares of American Common Stock were not publicly traded.

     On August 10, 1998, the last trading day completed prior to announcement by Allied Waste and American that they had reached an agreement concerning the Merger, the closing sale price of Allied Waste Common Stock as reported on the Nasdaq Stock Market was $26.50 per share, and the closing sale price of American Common Stock as reported on the Nasdaq Stock Market was $38.50 per share. Assuming the Merger had occurred on such date, the equivalent market value per share of American Common Stock, calculated by multiplying the closing sale price of Allied Waste Common Stock by the Exchange Ratio, would have been $43.73.

     On           , 1998, the last trading prior to the date of this Joint Proxy
Statement and Prospectus, the closing sale price of Allied Waste Common Stock as
reported on the Nasdaq Stock Market was $[     ] per share, the closing sale
price of American Common as reported on the Nasdaq Stock Market was $[     ] per
share and the "implied per share price" (as defined below) of American Common
Stock was $     . The "implied per share price" of American Common Stock on such date equals the closing price per share of Allied Waste on such date multiplied by the Exchange Ratio. The market prices of shares of Allied Waste Common Stock and American Common Stock are subject to fluctuation. The market price of Allied Waste Common Stock on the Closing Date, the date shares of Allied Waste Common Stock are received by holders of American Common Stock, or the date on which such shares of Allied Waste Common Stock are eventually sold, may be more or less than the price of Allied Waste Common Stock as of the date of this Joint Proxy Statement and Prospectus. In addition, past stock market price performance is not necessarily indicative of future price performance. As a result, stockholders are urged to obtain current market quotations. Neither Allied Waste nor American has ever declared or paid cash dividends on its common stock. See "Market Price Data -- Dividend Information."

     Following the Merger, Allied Waste Common Stock will continue to be traded on the Nasdaq Stock Market under the symbol "AWIN", and the listing of American Common Stock on the Nasdaq Stock Market will be terminated.

                         SUMMARY FINANCIAL INFORMATION

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Allied Waste for each of the five years in the period ended December 31, 1997, have been derived from the historical audited consolidated financial statements of Allied Waste. The selected historical consolidated financial data of Allied Waste for the six months ended June 30, 1997 and 1998, have been derived from the historical unaudited condensed consolidated financial statements of Allied Waste and reflect all adjustments which Allied Waste's management considers necessary for a fair presentation of the financial position and results of operations for these periods. The Allied Waste 1997, 1996 and 1995 statements of operations, balance sheet and other data have been restated to give effect to transactions through June 30, 1998 that were accounted for using the pooling-of-interests method for business combinations. The selected historical consolidated financial data of American for each of the five years in the period ended December 31, 1997 have been derived from the historical audited consolidated financial statements of American. The selected historical consolidated financial data of American for the six months ended June 30, 1997 and 1998 have been derived from the historical unaudited condensed consolidated financial statements of American and reflect all adjustments which American's management considers necessary for a fair presentation of the financial position and results of operations for these periods. The historical financial data is not necessarily indicative of results to be expected after the Merger is consummated. The financial data should be read in conjunction with the separate audited consolidated financial statements and the notes thereto incorporated by reference herein. See "Available Information."

                         ALLIED WASTE INDUSTRIES, INC.

                                                                                                           SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                           JUNE 30,
                                             --------------------------------------------------------   -----------------------
                                               1993       1994       1995        1996         1997         1997         1998
                                             --------   --------   --------   ----------   ----------   ----------   ----------
                                                                                                              (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.........................  $108,948   $200,184   $461,841   $  489,019   $1,098,529   $  523,218   $  576,350
                                             --------   --------   --------   ----------   ----------   ----------   ----------
  Cost of Operations.......................    68,374    128,271    293,324      310,790      630,932      308,559      320,370
  Selling, general and administrative......    18,278     39,077     67,203       73,573      129,841       61,947       56,296
  Depreciation and amortization............    10,637     19,829     44,219       50,110      130,086       61,353       68,768
  Acquisition related and non-recurring
    costs..................................        --         --      1,531       90,764        5,010           --       45,143
  Unusual items............................        --      2,100         --        5,744           --           --           --
                                             --------   --------   --------   ----------   ----------   ----------   ----------
Operating income (loss)....................    11,659     10,907     55,564      (41,962)     202,660       91,359       85,773
  Interest income..........................      (310)    (1,107)      (735)      (2,219)      (1,969)      (1,464)      (1,167)
  Interest expense.........................     7,633     13,958     16,486       14,264       98,005       49,562       41,451
  Other income, net........................        --         --         --           --       (1,076)          --           --
                                             --------   --------   --------   ----------   ----------   ----------   ----------
Income (loss) before income taxes..........     4,336     (1,944)    39,813      (54,007)     107,700       43,261       45,489
Income tax expense (benefit)...............     1,694       (663)    10,571          109       36,605       14,749       26,611
                                             --------   --------   --------   ----------   ----------   ----------   ----------
Net income (loss) before extraordinary
  items....................................     2,642     (1,281)    29,242      (54,116)      71,095       28,512       18,878
Extraordinary items, net of income tax
  benefit..................................        --     (3,029)        --      (13,411)     (53,205)     (52,412)      (3,093)
                                             --------   --------   --------   ----------   ----------   ----------   ----------
Net income (loss)..........................     2,642     (4,310)    29,242      (67,527)      17,890      (23,900)      15,785
Preferred dividends........................      (927)    (3,773)    (4,070)      (1,073)        (381)        (337)          --
Conversion fee on equity securities
  converted................................        --         --     (2,151)          --           --           --           --
                                             --------   --------   --------   ----------   ----------   ----------   ----------
Income (loss) available to common
  shareholders.............................  $  1,715   $ (8,083)  $ 23,021   $  (68,600)  $   17,509   $  (24,237)  $   15,785
                                             ========   ========   ========   ==========   ==========   ==========   ==========
Basic EPS:
  Net income (loss) before extraordinary
    items..................................  $   0.08   $  (0.18)  $   0.38   $    (0.68)  $     0.66   $     0.28   $     0.15
  Extraordinary items......................        --      (0.11)        --        (0.16)       (0.50)       (0.52)       (0.02)
                                             --------   --------   --------   ----------   ----------   ----------   ----------
  Net income (loss)........................  $   0.08   $  (0.29)  $   0.38   $    (0.84)  $     0.16   $    (0.24)  $     0.13
                                             ========   ========   ========   ==========   ==========   ==========   ==========
Weighted average common shares.............    21,490     27,907     60,636       81,442      107,123       99,981      124,293
                                             ========   ========   ========   ==========   ==========   ==========   ==========
Diluted EPS:
  Net income (loss) before extraordinary
    items..................................  $   0.08   $  (0.15)  $   0.35   $    (0.68)  $     0.62   $     0.26   $     0.15
  Extraordinary items......................        --      (0.09)        --        (0.16)       (0.46)       (0.49)       (0.03)
                                             --------   --------   --------   ----------   ----------   ----------   ----------
  Net income (loss)........................  $   0.08   $  (0.24)  $   0.35   $    (0.84)  $     0.16   $    (0.23)  $     0.12
                                             ========   ========   ========   ==========   ==========   ==========   ==========
Weighted average common shares.............    22,702     33,828     67,762       81,442      114,937      107,328      128,380
                                             ========   ========   ========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents..................  $  3,812   $  6,269   $ 11,887   $   61,615   $   23,836   $   28,486   $   14,494
Working capital (deficit)..................     3,892    (10,087)   (41,022)      24,244      (40,811)      (4,183)     (19,871)
Property and equipment, net................    94,208    222,386    394,700      816,922    1,372,260      988,808    1,424,986
Goodwill, net..............................    34,880     78,633     89,498      857,411      899,158      857,319      915,479
Total assets...............................   159,926    379,324    598,643    2,468,032    2,591,539    2,167,319    2,675,045
Total long-term debt, net of current
  portion..................................    61,019    177,126    245,645    1,203,168    1,400,896    1,475,636    1,474,851
Stockholders' equity.......................    70,277     93,174    173,910      317,098      644,691      254,869      656,183
Long-term debt to total capitalization.....        46%        66%        59%          79%          68%          85%          69%

                        AMERICAN DISPOSAL SERVICES, INC.

                                                                                                   SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                      JUNE 30,
                                            ---------------------------------------------------   -------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                            -------   --------   --------   --------   --------   --------   --------
                                                                                                      (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Operating revenues........................  $ 7,730   $ 18,517   $ 30,004   $ 56,804   $121,363   $ 46,274   $ 97,655
  Cost of operations......................    5,750     12,647     17,286     30,376     65,947     25,080     54,159
  Selling, general and administrative.....    1,646      4,910      5,882      8,328     16,821      6,357     11,111
  Depreciation and amortization...........    1,166      3,226      6,308     12,334     21,975      9,056     14,484
                                            -------   --------   --------   --------   --------   --------   --------
Operating income (loss)...................     (832)    (2,266)       528      5,766     16,620      5,781     17,901
  Interest income.........................      (35)        (2)      (189)      (260)      (201)        --         --
  Interest expense........................      417      1,497      3,030      5,745      6,223      3,458        743
  Other income, net.......................       --         --         --       (179)      (274)      (109)      (227)
                                            -------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes.........   (1,214)    (3,761)    (2,313)       460     10,872      2,432     17,385
Income tax expense (benefit)..............     (391)    (1,372)       332        245      3,531        750      6,780
                                            -------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary
  items...................................     (823)    (2,389)    (2,645)       215      7,341      1,682     10,605
Extraordinary items, net of income tax
  benefit.................................       74         --       (908)      (476)        --         --         --
                                            -------   --------   --------   --------   --------   --------   --------
Net income (loss).........................     (749)    (2,389)    (3,553)      (261)     7,341      1,682     10,605
Preferred dividends.......................       --         --       (190)      (109)        --         --         --
                                            -------   --------   --------   --------   --------   --------   --------
Income (loss) available to common
  shareholders............................  $  (749)  $ (2,389)  $ (3,743)  $   (370)  $  7,341   $  1,682   $ 10,605
                                            =======   ========   ========   ========   ========   ========   ========
Basic EPS:
  Net income (loss) before extraordinary
    items.................................  $ (0.67)  $  (1.07)  $  (0.85)  $   0.02   $   0.56   $   0.16   $   0.49
  Extraordinary items.....................     0.06         --      (0.27)     (0.07)        --         --         --
                                            -------   --------   --------   --------   --------   --------   --------
  Net income (loss).......................  $ (0.61)  $  (1.07)  $  (1.12)  $  (0.05)  $   0.56   $   0.16   $   0.49
                                            =======   ========   ========   ========   ========   ========   ========
Weighted average common shares............    1,219      2,224      3,341      7,064     13,177     10,209     21,709
                                            =======   ========   ========   ========   ========   ========   ========
Diluted EPS:
  Net income (loss) before extraordinary
    items.................................  $ (0.67)  $  (1.07)  $  (0.85)  $   0.01   $   0.53   $   0.16   $   0.47
  Extraordinary items.....................     0.06         --      (0.27)     (0.06)        --         --         --
                                            -------   --------   --------   --------   --------   --------   --------
  Net income (loss).......................  $ (0.61)  $  (1.07)  $  (1.12)  $  (0.05)  $   0.53   $   0.16   $   0.47
                                            =======   ========   ========   ========   ========   ========   ========
Weighted average common shares............    1,219      2,224      3,341      7,465     13,822     10,719     22,597
                                            =======   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.................  $ 2,134   $    548   $  6,383   $  2,301   $  2,426   $  2,166   $ 21,268
Working capital (deficit).................      788     (2,237)    (8,819)     1,219        721      5,344     17,002
Property and equipment, net...............   15,156     17,062     81,250     93,692    174,340    128,035    195,994
Goodwill, net.............................   11,877     13,569     15,739     31,237    157,304     64,484    296,351
Total assets..............................   35,651     37,557    114,693    144,986    373,024    224,573    559,909
Total long-term debt, net of current
  portion.................................   16,073     18,487     48,789     65,445     20,788     63,817      1,281
Redeemable preferred stock................       --         --      1,908         --         --         --         --
Stockholders' equity......................   12,531     12,132     33,855     58,097    297,375    129,872    488,308
Long-term debt to total capitalization....       56%        60%        59%        53%         7%        33%         0%

                      SUMMARY COMBINED UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL INFORMATION

     The following summary combined unaudited pro forma condensed balance sheet as of June 30, 1998 of Allied Waste and American gives effect to the Merger under the pooling-of-interests method of accounting for business combinations as if the Merger had been consummated on June 30, 1998. The following summary combined unaudited pro forma condensed statements of operations for the six months ended June 30, 1998 and for the years ended December 31, 1995, 1996 and 1997 give effect to the Merger as if the Merger had been consummated on January 1, 1995. The pro forma information for the years ended December 31, 1995, 1996 and 1997 was prepared based on the respective audited historical financial information of Allied Waste (as restated) and American. The pro forma information for the six months ended June 30, 1998 was prepared based on the respective unaudited historical financial information of Allied Waste and American. These statements do not purport to be indicative of the combined financial position or combined results of operations of Allied Waste and American that might have occurred, nor are they indicative of future combined financial position or combined results of operations. These statements have not been restated for the Illinois Recycling Services, Inc. ("IRS") acquisition by Allied Waste in August 1998 nor other acquisitions completed subsequent to June 30, 1998 accounted for using the pooling-of-interests method for business combinations. Additionally, these statements are not adjusted to exclude historical acquisition related and non-recurring costs and historical unusual charges nor have they been adjusted to take into account cost savings and operating efficiencies associated with the Merger. The summary combined unaudited pro forma condensed financial information should be read in conjunction with the Combined Unaudited Pro Forma Condensed Financial Statements and notes thereto, included elsewhere herein, and Allied Waste's and American's Consolidated Financial Statements and notes thereto, included in Allied Waste's and American's filings under the Exchange Act and incorporated herein by reference. See "Available Information."

                       ALLIED WASTE AND AMERICAN COMBINED

                                                    SUMMARY COMBINED UNAUDITED PRO FORMA
                                                     CONDENSED FINANCIAL INFORMATION(I)
                                           ------------------------------------------------------
                                                YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED
                                           ----------------------------------        JUNE 30,
                                             1995        1996         1997             1998
                                           --------    --------    ----------    ----------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Revenues.................................  $491,845    $545,823    $1,239,418        $674,005
Cost and expenses:
  Cost of operations.....................   310,610     341,166       707,445         374,529
  Selling, general and administrative....    73,085      81,901       148,647          67,407
  Depreciation and amortization..........    50,527      62,444       154,597          83,252
  Acquisition related and non-recurring
     costs...............................     1,531      96,508         5,010          45,143
                                           --------    --------    ----------        --------
Operating income (loss)..................    56,092     (36,196)      223,719         103,674
  Interest expense.......................    15,317      15,413        80,834          40,582
  Interest income........................      (924)     (2,479)       (2,170)         (1,167)
  Other income, net......................        --        (179)       (1,350)           (227)
                                           --------    --------    ----------        --------
Income (loss) before income taxes........    41,699     (48,951)      146,405          64,486
Income tax expense.......................    12,583       2,192        51,079          34,036
                                           --------    --------    ----------        --------
Net income (loss) available to common
  shareholders before extraordinary
  items..................................    29,116     (51,143)       95,326          30,450
Preferred dividends......................    (4,260)     (1,182)         (381)             --
Conversion fee on equity securities
  converted..............................    (2,151)         --            --              --
                                           --------    --------    ----------        --------
Income (loss) available to common
  shareholders before extraordinary
  items..................................  $ 22,705    $(52,325)   $   94,945        $ 30,450
                                           ========    ========    ==========        ========
Earnings per common share before
  extraordinary items....................  $   0.20    $  (0.40)   $     0.54        $   0.17
                                           ========    ========    ==========        ========
Weighted average number of common and
  common equivalent shares outstanding...   115,726     129,406       176,784         176,344
                                           ========    ========    ==========        ========

                                                                        SUMMARY
                                                                  COMBINED UNAUDITED
                                                                  PRO FORMA CONDENSED
                                                              FINANCIAL INFORMATION AS OF
                                                                     JUNE 30, 1998
                                                              ---------------------------
                                                                    (IN THOUSANDS,
                                                                    EXCEPT RATIOS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................          $   35,762
Working capital (deficit)...................................             (26,845)
Property and equipment, net.................................           1,620,980
Goodwill, net...............................................           1,211,830
Total assets................................................           3,234,954
Long-term debt, net of current portion......................           1,430,735
Stockholders' equity........................................           1,165,912
Long-term debt to total capitalization......................                 55%

---------------
(i) These statements have not been restated to include the financial statements relating to Allied Waste's acquisition of IRS in August, 1998. Additionally, the financial statements have not been adjusted to exclude historical acquisition related and non-recurring costs and unusual charges, nor have they been adjusted to take into account cost savings and operating efficiencies of the Merger.

                      COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth for the periods and as of the dates indicated (a) the net income (loss) before extraordinary items available to common shareholders per common and common equivalent shares of Allied Waste (as restated) and the book value per share of Allied Waste (as restated), (b) the net income (loss) before extraordinary items available to common shareholders per common and common equivalent shares of American and the book value per share of American, (c) the combined unaudited pro forma net income (loss) before extraordinary items available to common shareholders per common and common equivalent shares of Allied Waste and the book value per share of Allied Waste, after giving effect to the Merger on a pooling-of-interests basis; and (d) the American equivalent combined net income (loss) before extraordinary items available to common shareholders per common and common equivalent shares of Allied Waste and the book value per share of Allied Waste, in each case as attributable to the 1.65 shares of Allied Waste that will be received by American stockholders for each share of American Common Stock. The information presented in the table is not adjusted to exclude historical acquisition related and non-recurring costs and unusual charges. In addition, these per share data should be read in conjunction with the combined unaudited pro forma condensed financial statements and the separate historical consolidated financial statements of Allied Waste (as restated) and American and the notes thereto appearing elsewhere herein or incorporated by reference herein. See "Allied Waste and American Combined Unaudited Pro Forma Condensed Financial Statements."

                                                                                         AMERICAN
                                                     ALLIED                COMBINED     EQUIVALENT
                                                     WASTE     AMERICAN    PRO FORMA     COMBINED
                                                     ------    --------    ---------    ----------
Net income (loss) before extraordinary items
  available to common shareholders per common and
  common equivalent shares:
  Year ended December 31, 1995.....................  $ 0.35     $(0.85)      $0.20        $ 0.33
  Year ended December 31, 1996.....................   (0.68)      0.01       (0.40)        (0.66)
  Year ended December 31, 1997.....................    0.62       0.53        0.54          0.89
  Six months ended June 30, 1998...................    0.15       0.47        0.17          0.28
Book value per share:
  December 31, 1997................................    5.21      15.39        5.61          9.26
  June 30, 1998....................................    5.27      20.05        6.76         11.15

---------------
Neither Allied Waste nor American has ever declared or paid cash dividends on its common stock. See "Market Price Data -- Dividend Information."

                             THE CHARTER AMENDMENT

     At the Allied Waste Special Meeting, stockholders of Allied Waste will also be asked to consider and act upon a proposal to approve an amendment to the Restated Certificate of Incorporation of Allied Waste to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000. As of the date hereof, approval of this amendment is not necessary for consummation of the Merger. However, following the Merger, Allied Waste would have approximately seven million shares of Allied Waste Common Stock available for general corporate purposes and this number will be reduced by any acquisitions for stock committed to by Allied Waste and American prior to the Effective Time. The Board of Directors of Allied Waste believes that the Charter Amendment is necessary in order to assure that after the Merger, Allied Waste will have sufficient shares available for issuance at the Board of Directors' discretion for future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans and other corporate purposes. The availability of additional shares of Allied Waste Common Stock may have certain "anti-takeover" effects. See "Amendment to the Restated Certificate of Incorporation of Allied Waste." THE BOARD OF DIRECTORS OF ALLIED WASTE RECOMMENDS THAT THE STOCKHOLDERS OF ALLIED WASTE VOTE FOR THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ALLIED WASTE.

                                  RISK FACTORS

     In addition to the other information set forth in this Joint Proxy Statement and Prospectus, the following factors should be considered by the Allied Waste stockholders and the American stockholders before voting on the proposals contained herein.

EXPECTED BENEFITS OF COMBINED BUSINESS MAY NOT BE ACHIEVED

     There can be no assurance that the expected benefits of the Merger relative to the combined business as described under "The Merger and Related
Transactions -- Joint Reasons for the Merger," "-- Additional Factors Considered by the Allied Waste Board" and "-- Additional Factors Considered by the American Board" will be achieved. Whether the anticipated benefits of the Merger are ultimately achieved will depend on a number of factors, including the ability of the combined company to achieve operating efficiencies, administrative cost savings, geographic and other cost savings resulting from access to more landfills, insurance and bonding cost reductions, lower cost of capital and general economies of scale and the ability of the combined company to capitalize on its combined asset base and strategic position.

STOCK PRICES MAY VARY IN RESPONSE TO CHANGES IN BUSINESS AND ECONOMIC CONDITIONS

     The relative stock prices of the Allied Waste Common Stock and the American Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof, the date on which stockholders vote on the Merger, the date that shares of Allied Waste Common Stock are received by holders of American Common Stock or the date on which such shares of Allied Waste Common Stock are eventually sold due to, among other factors, changes in the business, operations and prospects of Allied Waste or American, as the case may be, market assessments of the likelihood that the Merger will be consummated and the timing thereof and general market and economic conditions. The Exchange Ratio is fixed and will not be adjusted based on changes in the relative stock prices of the Allied Waste Common Stock and the American Common Stock.

INTEGRATION OF ACQUIRED BUSINESSES

     During 1997, Allied Waste acquired 65 companies (and sold 37 operations). The acquired net revenue accounted for approximately 27.6% of Allied Waste's revenues in 1997. Subsequent to December 31, 1997, Allied Waste acquired 32 companies, which collectively comprised approximately $355 million in annual revenues. During 1997, American acquired 28 companies (and sold one operation), which collectively comprised approximately $88 million in annual revenues. Subsequent to December 31, 1997, American acquired 26 companies, which collectively comprised approximately $70 million in annual revenues. Allied Waste expects to continue to acquire appropriate landfills, collection operations and transfer stations in the future. The financial position and results of operations of Allied Waste will depend to a large extent on Allied Waste's ability to integrate acquired operations effectively (including the acquisition of American) and to realize expected cost savings and operational efficiencies. There can be no assurance that Allied Waste's efforts to integrate acquired operations will be effective, or that expected cost savings and operational efficiencies will be realized. Failure to integrate effectively acquired operations could have an adverse effect on Allied Waste's future results of operations. As Allied Waste continues to pursue its acquisitions strategy in the future, its financial position and results of operations may fluctuate significantly from period to period.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Merger by the Board of Directors of American, American stockholders should be aware that the directors and executive officers of American have certain interests in the Merger that are different from, or in addition to, the interests of American stockholders generally. These interests, together with other relevant factors, were considered by the Board of Directors of American in making its recommendation and approving the Merger Agreement. See "The Merger and Related
Transactions -- Possible Conflicts of Interest."

RISKS ASSOCIATED WITH ALLIED WASTE'S ACQUISITION ACTIVITY

     The solid waste industry is currently undergoing significant consolidation, and Allied Waste encounters competition through pricing in its efforts to acquire landfills, transfer stations and collection operations. Allied Waste's vertical integration strategy depends on its ability to identify and acquire or develop appropriate landfills, collection operations and transfer stations. There can be no assurance that Allied Waste will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be integrated effectively or prove profitable. Completion of an acquisition requires the expenditure of sizable amounts of capital and the competition among companies pursuing acquisitions may increase capital requirements. Allied Waste could be forced to alter its acquisition activity in the future if such candidates become unavailable or too costly. In connection with any transaction which has been or may be made by Allied Waste, there may be liabilities imposed upon Allied Waste, including, without limitation, liabilities arising from non-compliance with environmental laws by prior owners or tax liabilities. If the Charter Amendment is not approved, Allied Waste will, after the Merger, have a limited number of shares available for general corporate purposes, including acquisitions. In such event, Allied Waste's ability to effect acquisitions using its Common Stock may be limited until additional shares of Allied Waste Common Stock are authorized.

COMPETITION FROM OTHER COMPANIES AND MUNICIPALITIES; LANDFILL ALTERNATIVES

     The non-hazardous waste collection and disposal industry is led by four large national waste management companies, Waste Management, Inc., Browning-Ferris Industries, Inc., Republic Services, Inc., and Allied Waste, and includes numerous regional and local companies such as American, Casella Waste Systems, Inc., Eastern Environmental Services, Inc., Superior Services, Inc. and Waste Industries, Inc., all of which contribute to the high level of competition that characterizes the industry. Some of the large national waste management companies have considerably greater financial and operational resources than Allied Waste. In addition, counties and municipalities that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. Alternatives to landfill disposal, such as recycling and composting, are increasingly being used, and incineration continues to be utilized in some markets in which Allied Waste operates. There has also been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This trend may result in a reduction in the volume of waste going to landfills in certain areas, which may affect Allied Waste's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which Allied Waste operates landfills have adopted plans or requirements that will require counties to adopt comprehensive plans to reduce, through waste planning, composting and recycling or other programs, the volume of solid waste deposited in landfills within the next few years. Obtaining permits to operate non-hazardous solid waste landfills may be difficult and expensive, often taking a number of years to obtain, requiring numerous hearings and compliance with zoning, environmental and other regulatory measures, and often being subject to resistance from citizen or other groups. There can be no assurance that Allied Waste will be successful in obtaining or retaining permits it requires, and an inability to receive such permits could have a material adverse effect on Allied Waste's future results of operations. In connection with Allied Waste's development of existing landfills, it is often necessary to expend considerable time, effort and money to obtain permits required to increase the capacity of these landfills. Allied Waste cannot predict whether or not it will be able to obtain the governmental approvals necessary to establish new or expand existing landfills and, if it does, whether or not it will be economically beneficial to do so. In some areas, suitable land may be unavailable for new landfill sites. There can be no assurance that Allied Waste will be successful in obtaining new landfill sites or expanding the permitted capacity of its current landfills once its landfill capacity has been consumed. In such event, Allied Waste could be forced to dispose of collected waste at landfills operated by its competitors or long-haul the waste at a higher cost to Allied Waste's landfills, which could have a material adverse effect on Allied Waste's landfill revenues and collection expenses.

CAPITAL AND WORKING CAPITAL REQUIREMENTS; LEVERAGE

     Allied Waste intends to fund its cash needs through cash flow from operations and borrowings under an existing senior credit facility in the principal amount of $1.1 billion (that matures in 2003) (of which approximately $494.5 million was outstanding as of June 30, 1998), and its equipment lease facilities. Because of the capital intensive nature of the solid waste industry, Allied Waste may require additional equity and/or debt financing in order to provide for cash in excess of the cash generated from operations for future operations, capital expenditures, acquisitions, debt repayment obligations and/or financial assurance obligations. A substantial portion of Allied Waste's available cash will be required to be applied to service indebtedness, which is expected to include approximately $146.8 million in annual principal and interest payments. During 1998, Allied Waste also expects to spend approximately $224 million for capital, closure and post-closure, and remediation expenditures related to its landfill operations. Amounts expended on capital, closure and post-closure and remediation expenditures will increase as a result of any acquisitions or expansions of Allied Waste's operations. As a result of these expenditures, Allied Waste may periodically have low levels of working capital or be required to finance working capital deficits. Further regulatory action by federal, state and local governments could accelerate expenditures for closure and post-closure monitoring and obligate Allied Waste to spend sums in addition to those presently reserved for such purposes. These factors, together with the other factors discussed above, could substantially increase Allied Waste's operating costs and impair Allied Waste's ability to invest in its facilities.

     Allied Waste has substantial indebtedness with significant debt service requirements and is leveraged. At June 30, 1998, Allied Waste's consolidated debt was approximately $1.5 billion. The degree to which Allied Waste is leveraged has important consequences, including the following: (i) the ability of Allied Waste to obtain additional financing in the future, whether for working capital, capital, closure, post-closure and remediation expenditures, acquisitions, development or other purposes, may be impaired, (ii) a substantial portion of Allied Waste's cash flow from operations is required to be dedicated to the payment of principal and interest on its debt, thereby reducing funds available to Allied Waste for other purposes, (iii) Allied Waste's flexibility in planning for or reacting to changes in market conditions may be limited, (iv) Allied Waste may be more vulnerable in the event of a downturn in its business and (v) to the extent of Allied Waste's outstanding debt under its senior credit facility at variable rates that have not been hedged, Allied Waste will be vulnerable to increases in interest rates. The ability of Allied Waste to meet its debt service obligations will depend on the future operating performance and financial results of Allied Waste, which will be subject in part to factors beyond the control of Allied Waste. Although Allied Waste believes that its cash flow will be adequate to meet its interest payments, there can be no assurance that Allied Waste will continue to generate earnings in the future sufficient to cover its fixed charges. If Allied Waste is unable to generate earnings in the future sufficient to cover its fixed charges and is unable to borrow sufficient funds under either the senior credit facility or from other sources, it may be required to refinance all or a portion of its existing debt or to sell all or a portion of its assets. There can be no assurance that a refinancing would be possible, nor can there be any assurance as to the timing of any asset sales or the proceeds which Allied Waste could realize therefrom. In addition, the terms of certain of its debt restrict Allied Waste's ability to sell assets and Allied Waste's use of the proceeds therefrom. The senior credit facility and the indentures relating to Allied Waste's other debt contain a number of significant covenants that, among other things, will restrict the ability of Allied Waste and its subsidiaries to incur additional indebtedness, incur liens on property or assets, repay other indebtedness, pay dividends, enter into certain investments or transactions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the senior credit facility also requires Allied Waste to maintain certain net worth, debt to equity, and cash flow to debt ratios. There can be no assurance that such restrictions will not adversely affect Allied Waste's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of Allied Waste. If for any reason, including a shortfall in anticipated operating results or proceeds from assets sales, Allied Waste were unable to meet its debt service obligations or comply with such covenants, it would be in default under the terms of certain of its debt agreements. In the event of such a default, the holders of such debt could elect to declare all of such debt immediately due and payable, including accrued and unpaid interest, and to terminate their commitments with respect to funding obligations under such debt. In addition, such holders could proceed against any collateral which, in the case of certain debt, consists of the capital stock of Allied Waste's subsidiaries and substantially all of the assets of Allied Waste. Any default with respect to any of Allied Waste's debt could result in a default under other debt or result in the bankruptcy of Allied Waste.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The scope and stringency of laws and regulations designed to protect the environment have increased dramatically. Compliance with the evolving and expanding regulatory requirements, including the adoption in October 1991 of Subtitle D regulations pursuant to the U.S. Resource Conservation and Recovery Act of 1976, as amended, has been and will continue to be costly. Rigorous regulatory standards require waste management companies to enhance or replace equipment and to modify landfill operations or, in some cases, to close landfills. There can be no assurance that Allied Waste will be able to implement price increases sufficient to offset the cost of complying with these standards. In addition, environmental regulatory changes could accelerate expenditures for closure and post-closure monitoring at solid waste facilities and obligate Allied Waste to spend sums in addition to those presently accrued for such purposes. These factors could increase substantially Allied Waste's operating costs as well as the possibility of the impairment of Allied Waste's investment in its facilities. In addition to the costs of complying with environmental regulations, Allied Waste will continue to be involved in legal proceedings in the ordinary course of business. Government agencies may seek to impose fines on Allied Waste for alleged failure to comply with laws and regulations or to revoke or to deny the renewal of, Allied Waste's permits and licenses. In addition, governmental agencies, as well as surrounding landowners, may assert claims against Allied Waste alleging environmental damage or violations of permits and licenses pursuant to which Allied Waste operates. Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses, and responding to such challenges has further increased the costs associated with permitting new facilities or expanding current facilities. A significant judgment against Allied Waste, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse affect on Allied Waste's financial condition. Certain of Allied Waste's waste disposal operations traverse state and county boundaries. In the future, Allied Waste's collection, transfer and landfill operations may also be affected by legislation that may be proposed in the United States Congress that would authorize the states to enact legislation governing interstate shipments of waste. Such proposed federal legislation may allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which Allied Waste will operate landfills could act to limit or prohibit the importation of out-of-state waste or exportation of waste. Such state actions could adversely affect landfills within these states that receive a significant portion of waste originating from out-of-state. Management believes that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in their landfills. Many states have also adopted legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling.

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), has been interpreted to impose joint and several liability on current and former owners or operators of facilities at which there has been a release or a threatened release of a "hazardous substance" and on persons who generate, transport or arrange for the disposal of such substances at the facility. Hundreds of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes costs on the responsible parties. The expense of conducting such a cleanup can be significant. Notwithstanding its efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, such substances may be present in waste collected by Allied Waste or disposed of in its landfills, or in waste collected, transported or disposed of in the past by acquired companies. Cleanup liability may also arise under various state laws similar to CERCLA. As used in this Prospectus, "non-hazardous waste" means substances, including asbestos, that are not defined as hazardous waste under federal regulations.

     In the solid waste industry, only very limited environmental impairment insurance regarding landfills is available. Allied Waste carries environmental impairment liability insurance for all of its operating landfills except one owned and four operated sites. The environmental impairment liability insurance is in the amount of up to $5 million for the policy term in excess of a $1 million deductible per claim. An uninsured or underinsured claim of sufficient magnitude would require Allied Waste to fund such claim from cash flow generated by operations or borrowings under its senior credit facility or other sources of liquidity. There can be no assurance that Allied Waste would be able to fund any such claim from operations, its senior credit facility or elsewhere.

IMPACT OF ADVERSE WEATHER CONDITIONS

     The collection and landfill operations of Allied Waste could be adversely affected by protracted periods of inclement weather which interfere with collection and landfill operations, delay the development of landfill capacity and/or reduce the volume of waste generated by Allied Waste's customers. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of Allied Waste's operations. There can be no assurance that protracted periods of inclement weather will not have a material adverse effect on Allied Waste's future results of operations.

RELIANCE ON MANAGEMENT

     Allied Waste is highly dependent upon its senior management team. In addition, as Allied Waste continues to grow, its requirements for operations management with waste industry experience will also increase. The availability of such experienced management at compensation levels that are within industry norms is not known. The loss of the services of any member of senior management or the inability to hire experienced operations management could have a material adverse effect on Allied Waste.

NO DIVIDENDS

     Allied Waste has never declared or paid cash dividends on Allied Waste Common Stock. Allied Waste currently expects to retain its earnings for its business and does not anticipate paying dividends on Allied Waste Common Stock at any time in the foreseeable future. Subject to the restrictions and prohibitions on dividend payments in Allied Waste's debt instruments, the decision whether to apply legally available funds to the payment of dividends on Allied Waste Common Stock will be made by the Allied Waste Board of Directors from time to time in the exercise of its business judgment. See "Market Price Data."

POTENTIAL EFFECT OF CERTAIN ALLIED WASTE ANTI-TAKEOVER PROVISIONS AND DELAWARE
LAW

     Certain provisions of the Allied Waste Amended Certificate of Incorporation (the "Allied Waste Certificate"), the Allied Waste By-laws, and the DGCL may have the effect of making more difficult an acquisition of Allied Waste in a transaction that is not approved by the Allied Waste Board of Directors. For example, the Allied Waste Board of Directors is given the power to issue up to 10,000,000 shares of Preferred Stock of Allied Waste in one or more series, and to fix the rights and preferences as to any such series, without further authorization of the holders of Allied Waste Common Stock. Certain provisions of the Allied Waste By-laws regulate or limit the right of stockholders to call meetings of stockholders, nominate persons for election as directors, and to submit proposals at meetings of shareholders. In addition, Section 203 limits the right of certain persons who acquire large amounts of Allied Waste Common Stock without the prior approval of the Board of Directors of Allied Waste to pursue business combination and certain other transactions involving Allied Waste. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of Allied Waste even though such an attempt might be economically beneficial to Allied Waste and its stockholders. See "Comparative Rights of Stockholders of Allied Waste and American," and "-- Description of Allied Waste Capital Stock -- Preferred Stock."

                                  THE MEETINGS

DATE, TIME AND PLACE OF THE MEETINGS

     The Allied Waste Special Meeting will be held at      p.m.,           Time,
on             , 1998, at           . The American Special Meeting will be held
at      a.m.,           Time, on             , 1998, at           .

PURPOSE OF THE MEETINGS

     The purpose of the Allied Waste Special Meeting is to consider and act upon the following proposals: (i) to approve and adopt the Merger Agreement, including the issuance of shares of Allied Waste Common Stock pursuant thereto, and (ii) to approve an amendment to the Allied Waste Restated Certificate of Incorporation to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000 (the "Charter Amendment"). Allied Waste stockholder approval of the Merger is required in accordance with the rules of the Nasdaq Stock Market since the Allied Waste Common Stock to be issued in connection with the Merger will be in excess of 20% of the number of shares of Allied Waste Common Stock outstanding before such issuance and, it is anticipated that adoption of the Charter Amendment will be required in order to ensure that there will be sufficient shares of Allied Waste Common Stock available for issuance in connection with the Merger.

     The purpose of the American Special Meeting is to consider and act upon a proposal to approve and adopt the Merger Agreement.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Allied Waste Common Stock at the close of business on the Allied Waste Record Date are entitled to notice of, and to vote at, the Allied Waste Special Meeting, and only holders of record of American Common Stock at the close of business on the American Record Date are entitled to notice of, and to vote at, the American Special Meeting.

     On the Allied Waste Record Date, there were             holders of record
of Allied Waste Common Stock and             shares of Allied Waste Common Stock
issued and outstanding. Each share of Allied Waste Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

     On the American Record Date, there were                holders of record of
American Common Stock and                shares of American Common Stock issued
and outstanding. Each share of American Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

     An automated system administered by the transfer agent of Allied Waste and American, respectively, will be used to tabulate the votes at the Meetings. Abstentions and broker non-votes are counted as shares present in the determination of whether the shares of stock represented at the meeting constitutes a quorum. In the case of proposals requiring the affirmative vote of the holders of a majority of shares present or represented by proxy and entitled to vote thereon (i.e., the vote of holders of Allied Waste Common Stock to approve the Merger Agreement), abstentions will be counted as part of the total number of votes cast on such proposals in determining whether the proposals have received the requisite number of favorable votes, whereas broker non-votes will not be counted as part of the total number of votes cast on such proposals. Thus, abstentions will have the same effect as votes against any such proposal, whereas broker non-votes will have no effect in determining whether any such proposal has been approved by the stockholders.

     In the case of proposals requiring the affirmative vote of the holders of a specified percentage of outstanding shares (i.e., the vote of holders of American Common Stock regarding the approval and adoption of the Merger Agreement and the vote of holders of Allied Waste Common Stock regarding the approval of the amendment of Allied Waste's Amended Certificate of Incorporation) both abstentions and broker non-votes will be counted as part of the total number of votes cast on such proposals in determining whether the proposals have been approved by the stockholders. Thus, both abstentions and broker non-votes will have the same effect as a vote against such proposals.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Allied Waste Special Meeting and the American Special Meeting, as applicable, in accordance with the instructions contained therein. If a holder of Allied Waste Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR (i) approval and adoption of the Merger Agreement (including the issuance of shares of Allied Waste Common Stock in connection therewith) and
(ii) approval of the amendment to the Allied Waste Restated Certificate of Incorporation to increase the number of authorized shares of Allied Waste Common Stock from 200,000,000 to 300,000,000. If a holder of American Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR approval and adoption of the Merger Agreement. A stockholder of Allied Waste or American who has executed and returned a proxy may revoke it at any time before it is voted at the respective meeting by (a) executing and returning a proxy bearing a later date, (b) filing a written notice of such revocation with the Secretary of Allied Waste or American, as appropriate, stating that the proxy is revoked or (c) attending the meeting and voting in person.

     Delaware law does not require that holders of Allied Waste Common Stock or American Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal rights or the right to receive cash for their shares. Neither Allied Waste nor American intends to make any such rights available to its stockholders.

VOTE REQUIRED FOR APPROVAL

     ALLIED WASTE. The presence at the Allied Waste Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of Allied Waste Common Stock entitled to vote at the meeting will constitute a quorum for the transaction of business. Under the rules of the Nasdaq Stock Market, approval of the Merger (including the issuance of shares of Allied Waste Common Stock in connection therewith) requires the affirmative vote of the holders of a majority of the shares of Allied Waste Common Stock voted, in person or by proxy, at the Allied Waste Special Meeting provided that the total vote cast on the proposal represents over 50% in interest of all shares entitled to vote on the proposal. On the Allied Waste Record Date, the directors and officers of Allied Waste and
their affiliates held approximately [     ] million shares of Allied Waste
Common Stock, representing approximately [     ]% of the outstanding shares, and
such persons have indicated to Allied Waste that they intend to vote their shares in favor of the Merger and the Charter Amendment. In addition, certain directors (Roger A. Ramsey, Thomas Van Weelden and those directors of Allied Waste affiliated with Apollo Advisors II, L.P. or Blackstone Management Associates II, L.L.C.) and their affiliates have agreed with American to vote the shares of Allied Waste over which they have voting control (of which shares are included in the shares beneficially owned by directors of Allied Waste described in the previous sentence) in favor of the Merger and the Charter Amendment. As of the Allied Waste Record Date, these directors and their
affiliates owned                shares of Allied Waste Common Stock entitled to
vote at the Allied Waste Special Meeting, representing approximately      % of
the then outstanding shares.

     Adoption and approval of the Charter Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Allied Waste Common Stock entitled to vote on such proposal.

     AMERICAN. The presence at the American Special Meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of American Common Stock entitled to vote at the meeting will constitute a quorum for the transaction of business. Pursuant to Delaware law, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of American Common Stock entitled to vote thereon. All officers and directors of American who, as of the American Record Date, were stockholders of American have indicated to American that they intend to vote their shares of American Common Stock in favor of the Merger Agreement. As of the American Record Date, such individuals collectively had the right to vote approximately
[     ] shares of American Common Stock, representing less than   % of the
outstanding shares of American Common Stock on such date.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, and employees of each of Allied Waste and American may solicit proxies from their respective stockholders by personal interview, telephone, telegram, facsimile, or otherwise. Allied Waste and American will each bear the costs of the solicitation of proxies from their respective stockholders, except that Allied Waste and American will share equally the cost of printing and filing this Joint Proxy Statement and
Prospectus. Allied Waste has engaged                , a proxy solicitation firm,
to assist in the solicitation of proxies from Allied Waste stockholders. Allied Waste will pay the fees in connection with the solicitation by such firm which
are anticipated to be $          plus such firm's out-of-pocket expenses.
American has engaged                     , a proxy solicitation firm, to assist
in the solicitation of proxies from American stockholders. American will pay the fees in connection with the solicitation by such firm which are anticipated to
be $       , plus such firm's out-of-pocket expenses. Arrangements will be made with brokerage firms and other custodians, nominees, and fiduciaries who hold Allied Waste Common Stock and American Common Stock of record for the forwarding of solicitation materials to the beneficial owners thereof. Allied Waste and American will reimburse brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

                      THE MERGER AND RELATED TRANSACTIONS

     The detailed terms and conditions of the Merger, including conditions to consummation of the Merger, are contained in the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference. The following discussion sets forth a description of material terms and conditions of the Merger Agreement. The description in this Joint Proxy Statement and Prospectus of the terms and conditions of the Merger is qualified in its entirety by reference to the Merger Agreement.

GENERAL DESCRIPTION OF THE MERGER

     The Merger Agreement provides that, at the Effective Time, Acquisition will merge with and into American, whereupon American will become a wholly owned subsidiary of Allied Waste and each outstanding share of American Common Stock will be converted into 1.65 shares of Allied Waste Common Stock, with cash being paid in lieu of fractional shares. In addition, at the Effective Time, each issued and outstanding share of Acquisition Common Stock shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

     Based upon the number of shares of Allied Waste Common Stock and American
Common Stock outstanding as of             , 1998, and assuming all outstanding
American Options are exercised prior to the consummation of the Merger,
approximately                million shares of Allied Waste Common Stock will be
outstanding immediately following the Effective Time, of which approximately
               million shares, representing      % of the total, will be held by
former holders of American Common Stock and American Options.

BACKGROUND OF THE MERGER

     Thomas Van Weelden, President and Chief Executive Officer of Allied Waste, and Richard De Young, Chairman, President and Chief Executive Officer of American, have known each other for a number of years.

     On June 15, 1998, Mr. Van Weelden contacted Mr. De Young and advised him that Allied Waste was actively pursuing a number of potential business combination transactions and that Allied Waste considered American to be the most attractive strategic partner for Allied Waste. The two executives discussed the potential operational benefits of a combination of Allied Waste and American and decided to further explore the possibility of a mutually acceptable transaction. Over the next two weeks, Messrs. Van Weelden and De Young had a number of conversations relating to the strategic and operational benefits of a combination transaction and the process by which they could continue to explore this possibility.

     In late June 1998, Allied Waste and its legal counsel provided American and its legal counsel with a form of merger agreement in order to outline the possible structure of a transaction. Representatives of each of Allied Waste and American met on June 30, 1998 to discuss issues raised by the proposed form of merger agreement. In late July 1998, pursuant to confidentiality arrangements, representatives of Allied Waste and American began reviewing business and financial information provided by the other company.

     Early in the week of August 3, 1998, in a number of conversations, Messrs. Van Weelden and De Young concluded that there was reasonable basis for actively pursuing a transaction and arranged a meeting for August 6 at which the financial terms and principal contractual terms of a possible transaction would be addressed for the first time. Prior to the August 6 meeting, representatives of the two companies' financial advisors reviewed certain business and financial information relating to Allied Waste, American and the possible strategic benefits of a combination of the two companies and met with members of the management of both companies.

     On August 6, 1998, Mr. Van Weelden and members of Allied Waste management met with Mr. De Young and certain members of American's management and outside legal counsel. At this meeting, Mr. Van Weelden advised the representatives of American that Allied Waste would pursue a transaction only if American demonstrated its full commitment to the proposed strategic combination by granting Allied Waste the option contemplated by the Stock Option Agreement and representatives of American indicated that the financial terms of the transaction would impact American's willingness to grant an option. At this meeting, Mr. Van Weelden and Mr. De Young discussed for the first time possible exchange ratios for a merger transaction. Negotiations over the terms of a merger agreement and stock option agreement also occurred at this meeting and continued through execution of the agreements.

     On August 7, 1998, Mr. Van Weelden, other members of Allied Waste management, and Allied Waste's legal and financial advisors reviewed the possible transaction involving American with the Executive Committee of the Board of Directors of Allied Waste. The members of the Executive Committee of the Board of Directors of Allied Waste unanimously agreed that Allied Waste should communicate to American a proposal involving an exchange ratio of 1.65 shares of Allied Waste Common Stock for each share of American Common Stock conditioned upon American agreeing to enter into the Stock Option Agreement.

     Following the meeting of the Allied Waste Executive Committee, Mr. Van Weelden advised Mr. De Young of the terms of Allied Waste's proposal and that this proposal was Allied Waste's final proposal. Mr. De Young indicated that he would present the Allied Waste proposal to the Board of Directors of American.

     On August 8, 1998, the American Board held a special meeting at which (i) the Board reviewed with American's management and legal and financial advisors the proposed terms of the Merger and Merger Agreement and the anticipated effects of the Merger on American and the combined companies, (ii) members of American's senior management and American's financial and legal advisors made presentations concerning the Merger, and (iii) CIBC Oppenheimer rendered its written opinion that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of American Common Stock. On August 10, 1998, the American Board unanimously approved the Merger Agreement and recommended that the stockholders of American vote in favor of the Merger. At that meeting, the American Board took into consideration certain non-financial changes in the final terms of the proposed Merger Agreement from the draft reviewed at the August 8 special meeting.

     On August 10, 1998, the Board of Directors of Allied Waste held a special meeting at which the Board members discussed the proposed Merger. At this meeting, (i) the Board reviewed with Allied Waste's management and legal and financial advisors the proposed terms of the Merger and Merger Agreement and the probable effects of the Merger on Allied Waste and the combined company, (ii) members of Allied Waste's senior management and Allied Waste's legal advisor made presentations concerning the Merger, and (iii) CSFB reviewed with the Allied Waste Board the financial analyses prepared by CSFB in connection with its evaluation of the Exchange Ratio and rendered its written opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to Allied Waste from a financial point of view. At such meeting, the Allied Waste Board unanimously approved the Merger Agreement and recommended that the stockholders of Allied Waste vote in favor of the Merger.

     The Merger Agreement was executed early in the evening of August 10, 1998. A joint public announcement was made by the parties on the morning of August 11, 1998.

JOINT REASONS FOR THE MERGER

     The Boards of Directors of Allied Waste and American believe that the Merger represents an important strategic opportunity for two companies with similar business strategies and corporate cultures and complementary operations and geographical presence. The Allied Waste and American Boards believe that the company resulting from the Merger will have an experienced and talented operating management team operating some of the highest quality assets in the solid waste management industry in the United States. Both Boards of Directors believe that Allied Waste and American, as a combined company, will have greater financial strength and increased operational efficiencies, earning power and longer term growth potential than either Allied Waste or American would have on its own. The Allied Waste Board and the American Board identified a number of potential benefits of the Merger which they believe will contribute to the success of the combined company and thus inure to the benefit of stockholders of both companies, including the following:

     ENHANCED FUTURE GROWTH OPPORTUNITIES. The strategy of both Allied Waste and American has been to expand their solid waste management services aggressively by acquiring and developing additional solid waste collection operations, landfills and transfer stations. Both companies anticipate that significant attractive consolidation opportunities currently exist as a result of added service requirements, increased environmental regulation and public concern over the environment, all of which have contributed to higher costs associated with providing waste management services generally. The Boards of Directors of Allied Waste and American believe that the combined company will be better positioned to identify and pursue consolidation opportunities by being able to draw upon the resources, experience and development efforts of both Allied Waste and American.

     GEOGRAPHICALLY COMPLEMENTARY OPERATIONS. Both Allied Waste and American are engaged in the non-hazardous solid waste management business throughout the United States and provide solid waste management services, consisting of solid waste collection, transfer, disposal and recycling services to municipal, commercial, industrial and residential customers. Together, Allied Waste and American have collection operations, transfer facilities, and landfills that are highly complementary. As a result, the combined company will be able to more effectively compete in a variety of highly competitive markets. Both Boards of Directors also considered the strategic and operational opportunities between the markets served by Allied Waste and those served by American and believe that a combination of Allied Waste and American will result in the potential for further growth and operational efficiencies by allowing the combined company to expand, complete and link existing service areas.

     STRENGTHENED OPERATIONS AND MARKET DEVELOPMENT MANAGEMENT. Both Allied Waste and American have historically experienced external growth through various acquisitions and business combinations. The Boards of Directors of Allied Waste and American believe that the combined company will be able to take advantage of the best personnel in the operations and market development areas and, therefore, will be better positioned to sustain the growth of the combined company and achieve operational efficiencies.

     SYNERGIES OF THE COMBINED COMPANY. On a pro forma combined basis, Allied Waste and American had 1997 revenues of approximately $1.24 billion and, as of June 30, 1998, total assets in excess of $3.2 billion. The combined company expects to serve more than 2.2 million customers through the operation of approximately 69 landfills, 117 collection companies and 71 transfer stations. Each Board of Directors believes that the Merger should result in a number of important cost savings and operational efficiencies, including the opportunity to leverage certain financial and administrative functions over a larger operational and revenue base, reduce capital expenditures and lower costs of capital, insurance and bonding. In evaluating the Merger, each Board of Directors also considered the desirability of other potential savings from the synergies between Allied Waste and American and the integration of the companies' operations, including administrative cost savings through elimination of duplicative positions, the realization of geographic and other efficiencies resulting from access to more landfills, decreased travel time to such landfills and increased internalization of collected waste and the ability to reduce the capital expenditures of the combined company relative to the capital expenditure budgets for the two companies operating separately. The managements of Allied Waste and American estimate the potential cost savings from the Merger to be approximately $24.5 million pre-tax per annum, approximately 90% of which are expected to be achieved within the first 90 days of operations subsequent to the Merger, although there can be no assurance as to the timing or amount of such potential cost savings.

     INCREASED FINANCIAL FLEXIBILITY. Both Boards concluded that the Merger will result in a combined company having enhanced cash flow and net income than either company would have operating separately. In addition, following the Merger, Allied Waste will have less financial leverage and, as a result, the combined company should have a lower cost of capital and increased financial capacity to support its operations, pursue acquisition opportunities, and to sustain future growth.

ADDITIONAL FACTORS CONSIDERED BY THE ALLIED WASTE BOARD

     The Board of Directors of Allied Waste has determined that the terms of the Merger Agreement and the transactions contemplated thereby, which were established through arms'-length negotiation with American, are fair to, and in the best interests of, Allied Waste and its stockholders. In reaching this determination, the Allied Waste Board consulted with management of Allied Waste, as well as its accounting, financial and legal advisors, and considered the factors described above under "-- Joint Reasons for the Merger" and a number of additional factors, including the following:

-- the effectiveness of the Merger in pursuing and implementing Allied Waste's long-term growth strategy -- in that regard, the combination with American is expected to

     - permit Allied Waste to benefit from the growth from the existing operations of both Allied Waste and American as enhanced by the cost savings and operational efficiencies resulting from the Merger and

     - provide Allied Waste with greater ability to identify and pursue the acquisition of additional solid waste collection, transfer and recycling operations, and landfills. This will enable Allied Waste to further one of its strategic objectives of more effectively participating in the ongoing consolidation of the solid waste services industry. This greater ability is expected to result from the combined company's enhanced financial strength and flexibility, broadened geographic base of operations, and an expanded operations and market development team (including the services of a consulting group affiliated with Richard De Young, American's Chairman, Chief Executive Officer and President);

-- the financial condition, results of operations, businesses and prospects of Allied Waste and American, including, but not limited to, information with respect to their respective recent and historic stock prices and earnings performance, and the expected accretive nature of the Merger to the earnings per share of Allied Waste stockholders;

-- the judgment of management of Allied Waste that the Merger is in the best interests of Allied Waste and its stockholders and will result in a company with an enhanced strategic, operational and financial position;

-- the terms and conditions of the Merger Agreement, the Stock Option Agreement and related agreements, all of which were negotiated at arms'-length, which were viewed as evidencing a strong commitment by both companies to completing the Merger and providing an equitable basis, financial and otherwise, for the Merger from the standpoint of Allied Waste;

-- the financial analyses presented by CSFB and the written opinion of CSFB to the effect that, as of August 10, 1998 and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to Allied Waste from a financial point of view (which analyses and opinion were considered in their entirety, without reliance or emphasis on any specific analysis); see "-- Opinion of Financial Advisor to Allied Waste";

-- the expected ability to quickly and effectively combine and integrate the operations and support functions of Allied Waste and American;

-- current industry, economic and market conditions, including trends which encourage consolidation in the solid waste services industry;

-- the likelihood of the Merger being approved by the appropriate regulatory authorities; see "-- Government and Regulatory Approvals";

-- the advice of Allied Waste's independent accountants with respect to the ability to account for the Merger as a pooling of interests; see
   "-- Accounting Treatment";

-- the advice of Allied Waste's counsel that the Merger should be treated as a tax-free reorganization; see "-- Material Federal Income Tax Consequences";

-- the effect of the Merger on Allied Waste's other constituencies, including its senior management and other employees, customers and the communities served by Allied Waste;

-- the risk that the Merger would not be consummated;

-- the termination fee to be paid by Allied Waste to American in the event of certain terminations of the Merger Agreement; and

-- the charges expected to be incurred by Allied Waste in connection with the Merger.

     The Allied Waste Board of Directors also evaluated the risks inherent in any business combination that currently unanticipated difficulties could arise in the process of integrating the operations of combining companies and that the cost savings and operational efficiencies expected to result from the combination may not be realized or, if realized, may not be realized within the period expected. In reviewing these risks, the Allied Waste Board considered the experience of Allied Waste management in effectively integrating and managing past acquisitions and combinations and the arrangements with the executive officers of American to obtain their assistance in a transition period following the Merger. Having assessed these risks, the Board of Directors of Allied Waste concluded that the management of the combined company would be likely to manage these risks successfully. The Allied Waste Board also considered the acquisition-related and non-recurring charges expected to be incurred in connection with the Merger and the dilution to 1997 and 1998 restated historical results of operations for the combined companies.

     The foregoing discussion of the information and factors considered by the Allied Waste Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Allied Waste Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Allied Waste Board may have given different weights to the different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF ALLIED WASTE

     For the reasons set forth under "-- Joint Reasons for the Merger" and "-- Additional Factors Considered by the Allied Waste Board," the Board of Directors of Allied Waste believes that the terms of the Merger Agreement and the Merger are fair to, and in the best interests of, Allied Waste and the holders of Allied Waste Common Stock. All members of the Board of Directors of Allied Waste approved the Merger Agreement. THE ALLIED WASTE BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF ALLIED WASTE COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE ISSUANCE OF SHARES OF ALLIED WASTE COMMON STOCK PURSUANT THERETO.

ADDITIONAL FACTORS CONSIDERED BY THE AMERICAN BOARD

     In reaching its conclusion to approve the Merger Agreement, the Board of Directors of American consulted with the management of American, as well as with its financial, accounting and legal advisors, and considered the factors described above under "-- Joint Reasons for the Merger" and a number of additional factors, including the following:

-- the effectiveness of the Merger in implementing and accelerating American's basic long-term growth strategy, and the compatibility of the respective business strategies of American and Allied Waste;

-- the financial performance and condition, business and prospects of Allied
   Waste and American, including, but not limited to, information with respect to their respective recent and historic stock prices and earnings performance, and the accretive nature of the Merger to the earnings per shares of American's stockholders;

-- the effect on American's stockholders of American continuing as a stand-alone entity compared to the effect of American combining with Allied Waste, in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the combined company, and the current economic, financial and business environment;

-- the detailed financial analysis, pro forma and other information with respect to Allied Waste and American presented by CIBC Oppenheimer, as well as the American Board's own knowledge of Allied Waste, American and their respective businesses;

-- the written opinion of CIBC Oppenheimer that, as of August 8, 1998, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of American Common Stock; see
   "-- Opinions of Financial Advisors -- American";

-- the terms of the Merger Agreement, which are generally reciprocal in nature, and certain other information regarding the Merger, including the terms and structure of the Merger;

-- that American stockholders will own approximately      % of Allied Waste
   immediately following the Merger;

-- the likelihood of the Merger being approved by the appropriate regulatory authorities; see "Government and Regulatory Approvals";

-- the advice of American's independent auditors with respect to the ability to account for the Merger as a pooling-of-interests; see "-- Accounting Treatment";

-- the advice of American's counsel that the Merger should be treated as a tax-free reorganization; see "Material Federal Income Tax Consequences";

-- the possible difficulty and management distraction inherent in integrating two large and geographically dispersed operations and the risk that the synergies and benefits sought in the Merger would not be fully achieved;

-- the risk that the Merger would not be consummated;

-- the termination fee to be paid by American to Allied Waste and the maximum cost to American of the option granted to Allied Waste in the event of certain terminations of the Merger Agreement of $40 million; and

-- the charges expected to be incurred by Allied Waste in connection with the Merger.

     The foregoing discussion of the information and factors considered by the American Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the American Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the American Board may have given different weights to the different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF AMERICAN

     For the reasons set forth under "-- Joint Reasons for the Merger" and "Additional Factors Considered by the American Board," the Board of Directors of American believes that the Merger Agreement is fair to, and in the best interests of, American and the holders of American Common Stock. All members of the American Board approved the Merger Agreement. THE AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF AMERICAN COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. In considering the recommendation of the American Board of Directors with respect to the Merger, American stockholders should be aware that certain officers and directors of American have direct and indirect interests in the consummation of the Merger, apart from their interests as stockholders of American, which are separate from those of unaffiliated stockholders of American. See "-- Possible Conflicts of Interest."

OPINION OF FINANCIAL ADVISOR TO ALLIED WASTE

     CSFB is acting as financial advisor to Allied Waste in connection with the Merger. CSFB was selected by Allied Waste based on CSFB's experience, expertise and familiarity with Allied Waste and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with CSFB's engagement, Allied Waste requested that CSFB evaluate the fairness of the Exchange Ratio from a financial point of view to Allied Waste. On August 10, 1998, the date on which the Merger Agreement was executed, CSFB rendered to the Board of Directors of Allied Waste a written opinion dated August 10, 1998 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to Allied Waste from a financial point of view.

     THE FULL TEXT OF CSFB'S WRITTEN OPINION DATED AUGUST 10, 1998 TO THE BOARD OF DIRECTORS OF ALLIED WASTE, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF ALLIED WASTE COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF ALLIED WASTE AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO ALLIED WASTE, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ALLIED WASTE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF CSFB SET FORTH IN THIS JOINT PROXY STATEMENT AND PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, CSFB reviewed the Merger Agreement and certain publicly available business and financial information relating to Allied Waste and American. CSFB also reviewed certain other information relating to Allied Waste and American, including financial forecasts, provided to or discussed with CSFB by Allied Waste and American, and met with managements of Allied Waste and American to discuss the businesses and prospects of Allied Waste and American. CSFB also considered certain financial and stock market data of Allied Waste and American and compared those data with similar data for other publicly held companies in businesses similar to Allied Waste and American and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions recently effected. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

     In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by CSFB and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, CSFB assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Allied Waste and American as to the future financial performance of Allied Waste and American and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. CSFB was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allied Waste or American, nor was CSFB furnished with any such evaluations or appraisals. CSFB's opinion was necessarily based upon information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, CSFB on the date of its opinion. CSFB did not express any opinion as to the actual value of the Allied Waste Common Stock when issued pursuant to the Merger or the prices at which the Allied Waste Common Stock will trade subsequent to the Merger. Although CSFB evaluated the Exchange

Ratio from a financial point of view, CSFB was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined between Allied Waste and American. No other limitations were imposed on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

     In preparing its opinion to the Board of Directors of Allied Waste, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses set forth below does not purport to be a complete description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to Allied Waste, American, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Allied Waste and American. No company, transaction or business used in such analyses as a comparison is identical to Allied Waste or American or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. CSFB's opinion and financial analyses were only one of many factors considered by the Board of Directors of Allied Waste in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board of Directors or management of Allied Waste with respect to the Merger or the Exchange Ratio.

     The following is a summary of the material analyses performed by CSFB in connection with its opinion dated August 10, 1998:

     Selected Companies Analysis. CSFB compared certain publicly available financial, operating and stock market data of American to corresponding data of Allied Waste and the following publicly traded companies: Browning-Ferris Industries, Inc., New Waste Management, Republic Services, Inc., Casella Waste Systems, Inc., Eastern Environmental Services, Inc., Superior Services, Inc. and Waste Industries, Inc. (collectively, the "Selected Companies"). CSFB analyzed equity values as a multiple of estimated calendar 1998 and 1999 earnings per share ("EPS") and enterprise values (equity value plus total debt plus the liquidation value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments) as a multiple of estimated calendar 1998 and 1999 revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). All multiples were based on closing stock prices on August 7, 1998. Estimated financial data for American and the Selected Companies were based on estimates of selected investment banking firms as compiled by First Call. Applying a range of selected multiples for the Selected Companies of estimated calendar 1998 EPS, revenues, EBITDA and EBIT of 30.0x to 40.0x, 3.0x to 4.0x, 11.0x to 13.0x and 18.0x to 21.0x, respectively, and estimated calendar 1999 EPS, revenues, EBITDA and EBIT of 25.0x to 33.0x, 2.0x to 3.0x, 7.5x to 8.5x and 11.5x to 13.5x, respectively, to corresponding financial data of American indicated an implied enterprise reference range and implied equity reference range for American of approximately $870.0 million to $1,140.0 million and $35.10 to $45.40 per share, respectively.

     Because of inherent differences between the businesses, operations and prospects of American and the Selected Companies, CSFB believes that a purely quantitative analysis of the Selected Companies without considering qualitative judgments concerning differences between the financial and operating characteristics of
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

American and the Selected Companies that could affect the public trading values of American and the Selected Companies, would not be particularly meaningful in the context of the Merger.

     Selected Transactions Analysis. CSFB analyzed, among other things, the implied transaction multiples paid or proposed to be paid in the following selected merger and acquisition transactions in the solid waste industry (acquiror/target): Allied Waste/Rabanco Companies, USA Waste Services, Inc. ("USA Waste")/Waste Management, Inc., USA Waste/Transamerican Waste Industries, Inc., USA Waste/City Management Holdings Trust, SITA, S.A./Browning-Ferris Industries, Inc. (European operations), Republic Waste Industries, Inc. ("Republic Waste")/Silver State Disposal Service, Inc., USA Waste/Waste Management, Inc. (Canadian assets), USA Waste/United Waste Systems, Inc., USA Waste/Allied Waste (Canadian assets), USA Waste/Mid American Waste Systems, Inc., Allied Waste/Solid Waste Assets of Laidlaw Inc., USA Waste/Sanifill, Inc., Republic Waste/Addington Resources, Inc., Republic Waste/Continental Waste Industries, Inc., USA Waste/Western Waste Industries Inc. and Republic Waste/Southland Environmental Services, Inc. (collectively, the "Selected Transactions"). CSFB compared enterprise values in the Selected Transactions as multiples of latest 12 months revenues, EBITDA and EBIT. Multiples for the Selected Transactions were based on financial information available at the time of the transaction. Applying a range of selected multiples for the Selected Transactions of latest 12 months revenues, EBITDA and EBIT of 3.0x to 5.0x, 13.0x to 15.0x and 22.0x to 24.0x, respectively, to current annualized revenues, EBITDA and EBIT of American indicated an implied enterprise reference range and implied equity reference range for American of approximately $1,040.0 million to $1,200.0 million and $41.55 to $47.65 per share, respectively.

     Because the market conditions, rationale and circumstances surrounding the Selected Transactions were specific to each transaction and vary between transactions and because of inherent differences between the businesses, operations and prospects of American and the companies involved in the Selected Transactions, CSFB believes that a purely quantitative analysis of the Selected Transactions, without considering qualitative judgments concerning differences between the characteristics of the Selected Transactions and the Merger that could affect the acquisition values of American and the acquired companies involved in the Selected Transactions, would not be particularly meaningful in the context of the Merger.

     Discounted Cash Flow Analysis. CSFB estimated the present value of the future streams of the stand-alone free cash flows that could be produced by American from the fourth quarter of 1998 through fiscal year 2003, based on internal estimates of the management of American. Ranges of estimated terminal values were calculated using terminal multiples of normalized estimated calendar year 2003 EBITDA of 7.0x and 8.0x. The free cash flow streams and estimated terminal values were then discounted to present value using discount rates ranging from 11.0% to 12.0%. This analysis indicated an implied enterprise reference range and implied equity reference range for American of approximately $950.0 million to $1,275.0 million and $38.10 to $50.50 per share, respectively.

     Aggregate Reference Ranges. On the basis of the valuation methodologies employed in the analyses described above, CSFB derived an aggregate implied enterprise reference range for American of approximately $1,000 million to $1,200 million, and an aggregate implied equity reference range for American of approximately $40.00 to $47.60 per share (before giving effect to certain cost savings and other potential synergies anticipated by the managements of Allied Waste and American to result from the Merger) and approximately $45.25 to $54.35 per share (after giving effect to such cost savings and other potential synergies). Based on the closing stock price of Allied Waste Common Stock on August 7, 1998, the Exchange Ratio equated to an implied equity value for American of $44.76 per share.

     Pro Forma Merger Analysis. CSFB analyzed the potential pro forma effect of the Merger on Allied Waste's projected EPS for fiscal years 1998 through 2000, based both on internal estimates of the management of Allied Waste (including estimates with respect to planned acquisitions) and estimates of selected investment banking firms as compiled by First Call. This analysis indicated that the Merger would be accretive to Allied Waste's EPS commencing in fiscal year 1999 (the first full year after the closing of the Merger is expected to occur) through fiscal year 2000, assuming certain cost savings and other potential synergies anticipated by the managements of Allied Waste and American to result from the Merger are achieved. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Contribution Analysis. CSFB analyzed the relative contributions of Allied Waste and American to the estimated revenue, EBITDA and EBIT of the pro forma combined company for calendar years 1998 through 2000. Based on the Exchange Ratio and the closing stock price of Allied Waste Common Stock on August 7, 1998, current holders of Allied Waste Common Stock and American Common Stock would own approximately 77.5% and 22.5%, respectively, of the pro forma combined company upon consummation of the Merger. CSFB compared Allied Waste stockholders' equity ownership of 77.5% with the relative contributions of Allied Waste to the estimated calendar 1998, 1999 and 2000 revenues, EBITDA and EBIT of the pro forma combined company. This analysis indicated that Allied Waste would contribute approximately (i) 83.5%, 78.3% and 75.7% of the pro forma combined company's revenues for estimated calendar 1998, 1999 and 2000, respectively, (ii) 84.0%, 79.9% and 77.2% of the pro forma combined company's EBITDA for estimated calendar 1998, 1999 and 2000, respectively, and (iii) 86.2%, 81.3% and 78.2% of the pro forma combined company's EBIT for estimated calendar 1998, 1999 and 2000, respectively. CSFB also performed an exchange ratio analysis comparing the relative contributions of Allied Waste and American to the estimated revenues, EBITDA and EBIT of the combined company over fiscal years 1998 through 2000. This analysis yielded implied exchange ratios ranging from 0.91 to 1.83, as compared to the Exchange Ratio of 1.65.

     Other Factors and Analyses. In the course of preparing its opinion, CSFB performed certain other analyses and considered certain other information and data, including, among other things, (i) the history of trading prices for Allied Waste Common Stock and American Common Stock and the relationship between movements of such Common Stock and the S&P 500 Index and (ii) stockholder profiles of Allied Waste and American.

     Miscellaneous. Pursuant to the terms of Credit Suisse First Boston's engagement, Allied Waste has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the Merger (i) a financial advisory fee of $100,000, (ii) a fee of $1.0 million payable upon delivery of CSFB's opinion on August 10, 1998, and (iii) a fee of $2.4 million payable upon consummation of the Merger. Allied Waste also has agreed to reimburse Credit Suisse First Boston for out-of-pocket expenses incurred by Credit Suisse First Boston in performing its services, including fees and expenses for legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement. Credit Suisse First Boston and its affiliates have in the past provided financial services to Allied Waste and American unrelated to the proposed Merger, for which services Credit Suisse First Boston and its affiliates have received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Allied Waste and American for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

OPINION OF FINANCIAL ADVISOR TO AMERICAN

     American retained CIBC Oppenheimer to act as its financial advisor and to render its opinion to American's Board of Directors as to the fairness, from a financial point of view, to American's holders of American Common Stock, of the Exchange Ratio provided in the Merger Agreement. The American Board of Directors selected CIBC Oppenheimer as its financial advisor because CIBC Oppenheimer is an internationally recognized investment banking firm that has substantial experience in the solid waste industry and is familiar with American and its businesses. As part of its investment banking business, CIBC Oppenheimer is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     On August 8, 1998, CIBC Oppenheimer delivered its written opinion to American's Board of Directors that, as of such date, the Exchange Ratio provided in the Merger Agreement was fair, from a financial point of view, to the holders of American Common Stock (the "CIBC Oppenheimer Fairness Opinion").

     The full text of the CIBC Oppenheimer Fairness Opinion, which sets forth certain assumptions made, certain procedures followed and certain matters considered by CIBC Oppenheimer, is attached as Appendix D to this Joint Proxy Statement and Prospectus. American and Allied Waste each provided CIBC Oppenheimer with its respective financial forecasts. With respect to the financial forecasts and other data concerning American reviewed by CIBC Oppenheimer, the management of American advised CIBC Oppenheimer that such forecasts and other data had been reasonably prepared on bases reflecting such management's best currently available estimates and judgment as to the future financial performance of American. With respect to the financial forecasts and other data concerning Allied Waste reviewed by CIBC Oppenheimer, the management of Allied Waste advised CIBC Oppenheimer that such forecasts and other data had been reasonably prepared on bases reflecting such management's best currently available estimates and judgment as to the future financial performance of Allied Waste. CIBC Oppenheimer relied upon the estimates of the managements of American and Allied Waste of the operating synergies achievable as a result of the Merger and its discussion of such synergies with the respective managements of American and Allied Waste.

     In connection with CIBC Oppenheimer's review, CIBC Oppenheimer did not assume responsibility for independent verification of any of the information considered for its review and has relied upon such information being complete and accurate in all respects. In arriving at its opinion, CIBC Oppenheimer neither made nor obtained any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of American or Allied Waste, nor was it furnished with any such evaluations or appraisals. CIBC Oppenheimer also assumed, without independent verification, the accuracy of the advice and conclusions of the parties' legal counsel and accountants with respect to tax and accounting matters, including, without limitation, the treatment of the Merger as a tax-free reorganization for federal income tax purposes and the accounting of the Merger as a pooling of interests business combination. The CIBC Oppenheimer Fairness Opinion was necessarily based on information available to CIBC Oppenheimer and on the general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC Oppenheimer on the date of the CIBC Oppenheimer Fairness Opinion. No limitations were imposed by American or Allied Waste on CIBC Oppenheimer with respect to the investigations made or procedures followed by CIBC Oppenheimer.

     The summary of the written CIBC Oppenheimer Fairness Opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion which is attached as Appendix D hereto. AMERICAN STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROXY STATEMENT FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY CIBC OPPENHEIMER. The CIBC Oppenheimer Fairness Opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio provided in the Merger Agreement and does not address any other aspect of the Merger. The CIBC Oppenheimer Fairness Opinion does not constitute an opinion as to the price at which the American Common Stock or the Allied Waste Common Stock will actually trade at any time. The CIBC Oppenheimer Fairness Opinion does not constitute a recommendation to American stockholders as to how such stockholders should vote with respect to the approval of the Merger.

     In rendering its opinion, CIBC Oppenheimer (i) reviewed a draft of the Merger Agreement; (ii) reviewed the terms of the Stock Option Agreement; (iii) reviewed the historical financial statements and financial forecasts and other information prepared by representatives of American and Allied Waste; (iv) reviewed certain publicly available information for American and Allied Waste, including periodic and other reports filed with the Commission; (v) reviewed the reported market prices and trading volumes for American and Allied Waste shares;
(vi) held discussions with the senior management and representatives of American and Allied Waste concerning each company's historical and current operations, financial condition and prospects; and (vii) reviewed such other documents and financial, economic and market criteria and made such other investigations as it deemed appropriate for the purposes of such opinion.

     The following is a summary of certain of the financial analyses used by CIBC Oppenheimer in connection with providing its opinion to the Board of Directors of American on August 8, 1998.

     In establishing the range of values resulting from the application of each of the analyses, CIBC Oppenheimer made qualitative judgments as to the meaningfulness of the valuation measurements. The judgments were based upon the number and similarity of comparable companies and transactions, as well as the predictability and volatility of future earnings when assessing the relative significance of the Discounted Cash Flow Analysis described below. The relative appropriateness of certain other valuation measurements, such as operating cash flow or price/earnings multiples, as used generally for comparative purposes, were also taken into account in making such judgments.

     Based on the closing price of Allied Waste Common Stock of $27.13 on August 7, 1998 (the last trading day prior to preparation of materials for CIBC Oppenheimer's presentation to the American Board), the Exchange Ratio results in an implied price per share of American Common Stock of $44.76. This implied value is based upon the relative market valuations of the American Common Stock and the Allied Waste Common Stock as of such date, which may change prior to consummation of the Merger.

     Comparable Companies Analysis. CIBC Oppenheimer compared American to the following solid waste management services companies which are publicly traded and are deemed by CIBC Oppenheimer to be similar to American: Allied Waste Industries, Inc.; Casella Waste Systems, Inc.; Eastern Environmental Services, Inc.; Republic Services, Inc.; Superior Services, Inc.; Waste Connections, Inc.; and Waste Industries, Inc. (collectively, the "Comparable Companies"). Using publicly available information, CIBC Oppenheimer analyzed, among other things, the market values and certain financial criteria for the Comparable Companies including their (i) revenue, (ii) earnings before interest, taxes, depreciation and amortization ("EBITDA"), (iii) earnings before interest and taxes ("EBIT") and (iv) net income, in each case for the most recent twelve month period (adjusted, in each case described herein, to estimate the effect of acquisitions effected during such twelve month periods) for which financial data were available and, on an estimated basis, for the calendar years ending 1998 and 1999. CIBC Oppenheimer excluded certain statistics that it deemed were not representative for the Comparable Companies as a group. For each of the multiples of revenue, EBITDA, EBIT and net income, CIBC Oppenheimer took the High, Low and Average (each as defined below) for the Comparable Companies and applied these multiples to American's results for the most recent twelve months and to the estimated results of American for the fiscal years ending December 31, 1998 and 1999. For these purposes (and as used hereinafter) the "High" was calculated as the average of the high multiples, the "Low" was calculated as the average of the low multiples, and the "Average" was calculated as the average of the average multiples, each of the above calculations excluding those multiples that CIBC Oppenheimer deemed to be not meaningful. Although CIBC Oppenheimer calculated implied equity values using revenue multiples, it did not deem the results of these calculations to be relevant. The Comparable Company Analysis resulted in implied equity values (excluding implied equity values based on revenue multiples) for American which ranged from a Low of $711.9 million to a High of $972.8 million, with an Average of $842.9 million. The range of implied equity values for American was then divided by American's common shares outstanding on a fully diluted basis to arrive at an implied price which ranged from a Low of $28.18 to a High of $38.51, with an Average of $33.36 per fully diluted share.

     Comparable Merger and Acquisition Transactions Analysis. Using publicly available information, CIBC Oppenheimer analyzed the consideration paid (or proposed to be paid in the case of pending acquisitions) in ten selected merger and acquisition transactions involving selected solid waste management companies. The ten transactions reviewed were: (i) Superior Services, Inc./GeoWaste Incorporated; (ii) USA Waste Services, Inc./Waste Management, Inc.; (iii) USA Waste Services, Inc./United Waste Systems, Inc.; (iv) Allied Waste Industries, Inc./Solid Waste Operations of Laidlaw Inc.; (v) USA Waste Services, Inc./Sanifill, Inc.; (vi) Republic Industries, Inc./Addington Resources, Inc.; (vii) Republic Industries, Inc./Continental Waste Industries, Inc.; (viii) USA Waste Services, Inc./Western Waste Industries; (ix) USA Waste Services, Inc./Chambers Development Company, Inc.; and (x) Browning-Ferris Industries, Inc./Attwoods plc (collectively, the "Comparable Transactions").

     CIBC Oppenheimer calculated the multiples of the consideration paid (or proposed to be paid in the case of pending acquisitions) in relation to the acquired companies' (i) revenue, (ii) EBITDA, (iii) EBIT and (iv) net income, in each case for the most recent reported twelve month period ending prior to the date of the announcement of the acquisition for which financial data were available. CIBC Oppenheimer developed multiples for 1998 and 1999 by discounting the most recent twelve month multiples in order to estimate the future value of such multiples. Similar to the Comparable Companies Analysis, CIBC Oppenheimer calculated the Low, Average and High multiples. CIBC Oppenheimer excluded certain statistics that it deemed were not representative for the Comparable Transactions as a group. For each of the multiples of revenue, EBITDA, EBIT and net income, CIBC Oppenheimer took the High, Low and Average for the Comparable Transactions and applied these multiples to American's results for the most recent twelve months and to the estimated results of American for the fiscal years ending December 31, 1998 and 1999. Although CIBC Oppenheimer calculated implied equity values using revenue multiples, it did not deem the results of these calculations to be relevant. The Comparable Merger and Acquisition Transactions Analysis resulted in implied equity values (excluding implied equity values based on revenue multiples) for American which ranged from a Low of $730.8 million to a High of $1,395.0 million, with an Average of $1,020.7 million. The range of implied equity values for American was then divided by American's common shares outstanding on a fully diluted basis to arrive at an implied price which ranged from a Low of $28.93 to a High of $55.21, with an Average of $40.40 per fully diluted share.

     Discounted Cash Flow Analysis. CIBC Oppenheimer performed a Discounted Cash Flow Analysis to evaluate the Exchange Ratio. In conducting its analysis, CIBC Oppenheimer relied on certain assumptions, financial projections and other information provided by American management. Using the information set forth in the American projections, CIBC Oppenheimer performed Discounted Cash Flow Analyses of the projected after-tax cash flows of American on a stand-alone basis for the fiscal years ending December 31, 1998 through December 31, 2003. This analysis consisted of adding the discounted present value of the projected future cash flows from American on a stand-alone basis and the discounted present value of the terminal value of American on a stand-alone basis at the end of the reference period. For purposes of such analysis, CIBC Oppenheimer used discount rates ranging from 11% to 14%. CIBC Oppenheimer then calculated the terminal value for American by applying EBITDA multiples ranging from 8.0x to 10.0x to the projected EBITDA for American for the fiscal year ending December 31, 2003. The Discounted Cash Flow Analyses resulted in implied equity values for American which ranged from a Low of $732.6 million to a High of $1,382.6 million, with an Average of $1,039.6 million. The range of implied equity values of American on a stand-alone basis was then divided by the American common shares outstanding on a fully diluted basis to determine a range of equity values per fully diluted share for American. The implied price for American ranged from a Low of $29.00 to a High of $54.73, with an Average of $41.15 per fully diluted share.

     Common Stock Trading Analysis. To provide contextual data and comparative market data, CIBC Oppenheimer examined the history of the trading prices and their relative relationships for American Common Stock during the 12 month period from August 8, 1997 to August 7, 1998, the six month period from February 8, 1998 to August 7, 1998 and the three month period from May 8, 1998 to August 7, 1998. This information was presented solely to provide the Board of Directors of American with background information regarding the stock prices of American over the periods indicated. CIBC Oppenheimer noted that during such periods, American's Common Stock traded between a high of $48.00 and a low of $26.00 per share, a high of $48.00 and a low of $34.22 per share and a high of $48.00 and a low of $37.88 per share, respectively. In addition, an analysis of the daily closing price ratio, calculated as American's closing price divided by Allied Waste's closing price, indicated that the average daily closing price ratio during the periods August 8, 1997 to August 7, 1998, February 8, 1998 to August 7, 1998, and May 8, 1998 to August 7, 1998, equaled 1.61, 1.59 and 1.60, respectively.

     Pro Forma Merger Analysis. CIBC Oppenheimer prepared pro forma analyses of the financial impact of the Merger. Using earnings estimates prepared by American management for American and earnings estimates prepared by Allied Waste management for Allied Waste, in each case for the calendar years ending 1998 and 1999, CIBC Oppenheimer compared the earnings per share ("EPS") of Allied Waste's common stock, on a stand-alone basis, to the EPS of the common stock of the combined company. For purposes of the analysis, CIBC Oppenheimer assumed $24.3 million in pre-tax savings for the combined company for 1998 and 1999. Based on such analyses, the Merger would be accretive to Allied Waste stockholders in 1998 and 1999.

     Contribution Analysis. CIBC Oppenheimer analyzed American's and Allied Waste's relative contribution to the combined company with respect to total revenues, EBITDA, EBIT, total assets, net income and book value. Its analysis was made for the fiscal year ending December 31, 1998 based on projected results for both American and Allied Waste. As a result of the Merger, American stockholders will own approximately 16.2% of the implied enterprise value of the combined company (equity value plus associated debt less cash of American). This compares with American's contribution to the combined company's pro forma results of approximately 16.4% of total revenues, 15.9% of EBITDA, 14.3% of EBIT and 17.5% of total assets. In addition, American stockholders will own approximately 24.5% of the common stock on a fully diluted basis of the combined company. This compares with American's contribution to the combined company's pro forma results of approximately 17.6% of net income and 42.4% of book value for the period ending December 31, 1998 (prior to taking into account any operating synergies which may result from the Merger).

     Premiums Paid Analysis. CIBC Oppenheimer analyzed the average premiums paid in all domestic non-hostile mergers and acquisitions of public companies with transaction values between $750 million and $1.5 billion since January 1, 1995 (241 transactions). Such average premiums were approximately 23.2%, 27.1% and 33.6% relative to the one day, one week and one month closing prices prior to the transaction announcement date, respectively. CIBC Oppenheimer also analyzed the average premiums paid in domestic non-hostile stock-for-stock mergers and acquisitions of public companies with transaction values between $750 million and $1.5 billion since January 1, 1995 (47 transactions). Such average premiums were approximately 26.6%, 31.3% and 38.3% relative to the one day, one week and one month closing prices prior to the transaction announcement date, respectively. CIBC Oppenheimer also analyzed the average premiums paid in two solid waste stock-for-stock mergers which it deemed to be comparable to the
Merger: (i) USA Waste Services, Inc./Sanifill, Inc.; and (ii) USA Waste Services, Inc./United Waste Systems, Inc. (the "Selected Solid Waste Transactions"). The average premiums of the Selected Solid Waste Transactions were approximately (0.2)%, 2.5% and 0.2% relative to the one day, one week and one month closing prices prior to the transaction announcement date, respectively. In analyzing the Merger, CIBC Oppenheimer noted that the implied price per share for American of $44.76 represents an implied premium of 14.4%, 12.6% and (4.0)% for the closing price of American's Common Stock one day, one week and one month prior to August 7, 1998 (the last trading day prior to preparation of materials for CIBC Oppenheimer's presentation to the American Board).

     In consideration of the fact that the Merger involves the receipt by American's stockholders of Allied Waste Common Stock, CIBC Oppenheimer performed certain financial analyses with respect to Allied Waste, including as described below: (i) Comparable Companies Analysis; (ii) Comparable Merger and Acquisition Transactions Analysis; (iii) Discounted Cash Flow Analysis; and (iv) Common Stock Trading Analysis.

     Comparable Companies Analysis. CIBC Oppenheimer compared Allied Waste to the following solid waste management services companies which are publicly traded and are deemed by CIBC Oppenheimer to be similar to Allied Waste:
American Disposal Services, Inc.; Casella Waste Systems, Inc.; Eastern Environmental Services, Inc.; Republic Services, Inc.; Superior Services, Inc.; Waste Connections, Inc.; and Waste Industries, Inc. (collectively, the "Comparable Companies"). Using publicly available information, CIBC Oppenheimer analyzed, among other things, the market values and certain financial criteria for the Comparable Companies including their (i) revenue, (ii) EBITDA, (iii) EBIT and (iv) net income, in each case for the most recent twelve month periods for which financial data were available and, on an estimated basis, for the calendar years ending 1998 and 1999. CIBC Oppenheimer excluded certain statistics that it deemed were not representative for the Comparable Companies as a group. For each of the multiples of revenue, EBITDA, EBIT and net income, CIBC Oppenheimer took the High, Low and Average for the Comparable Companies and applied these multiples to Allied Waste's results for the most recent twelve months and to the estimated results of Allied Waste for the fiscal years ending December 31, 1998 and 1999. Although CIBC Oppenheimer calculated implied equity values using revenue multiples, it did not deem the results of these calculations to be relevant. The Comparable Company Analysis resulted in implied equity values (excluding implied equity values based on revenue multiples) for Allied Waste which ranged from a Low of $2,515.3 million to a High of $4,023.7 million, with an Average of $3,249.7 million. The range of implied equity values for Allied Waste was then divided by Allied Waste's common shares outstanding on a fully diluted basis to arrive at an implied price which ranged from a Low of $19.29 to a High of $30.86, with an Average of $24.93 per fully diluted share.

     Comparable Merger and Acquisition Transactions Analysis. Using publicly available information, CIBC Oppenheimer analyzed the consideration paid (or proposed to be paid in the case of pending acquisitions) in ten selected merger and acquisition transactions involving selected solid waste management companies. The ten transactions reviewed were: (i) Superior Services, Inc./GeoWaste Incorporated; (ii) USA Waste Services, Inc./Waste Management, Inc.; (iii) USA Waste Services, Inc./United Waste Systems, Inc.; (iv) Allied Waste Industries, Inc./Solid Waste Operations of Laidlaw Inc.; (v) USA Waste Services, Inc./Sanifill, Inc.; (vi) Republic Industries, Inc./Addington Resources, Inc.; (vii) Republic Industries, Inc./Continental Waste Industries, Inc.; (viii) USA Waste Services, Inc./Western Waste Industries; (ix) USA Waste Services, Inc./Chambers Development Company, Inc.; and (x) Browning-Ferris Industries, Inc./Attwoods plc (collectively, the "Comparable Transactions").

     CIBC Oppenheimer calculated the multiples of the consideration paid (or proposed to be paid in the case of pending acquisitions) in relation to the acquired companies' (i) revenue, (ii) EBITDA, (iii) EBIT and (iv) net income, in each case for the most recent reported twelve month period ending prior to the date of the announcement of the acquisition for which financial data were available. CIBC Oppenheimer developed multiples for 1998 and 1999 by discounting the most recent twelve month multiples in order to estimate the future value of such multiples. Similar to the Comparable Companies Analysis, CIBC Oppenheimer calculated the Low, Average and High multiples. CIBC Oppenheimer excluded certain statistics that it deemed were not representative for the Comparable Transactions as a group. For each of the multiples of revenue, EBITDA, EBIT and net income, CIBC Oppenheimer took the High, Low and Average for the Comparable Transactions and applied these multiples to Allied Waste's results for the most recent twelve months and to the estimated results of Allied Waste for the fiscal years ending December 31, 1998 and 1999. Although CIBC Oppenheimer calculated implied equity values using revenue multiples, it did not deem the results of these calculations to be relevant. The Comparable Merger and Acquisition Transactions Analysis resulted in implied equity values (excluding implied equity values based on revenue multiples) for Allied Waste which ranged from a Low of $2,604.4 million to a High of $5,259.0 million, with an Average of $3,831.1 million. The range of implied equity values for Allied Waste was then divided by Allied Waste's common shares outstanding on a fully diluted basis to arrive at an implied price which ranged from a Low of $19.98 to a High of $40.34, with an Average of $29.39 per fully diluted share.

     Discounted Cash Flow Analysis. CIBC Oppenheimer performed a Discounted Cash Flow Analysis to evaluate the Exchange Ratio. In conducting its analysis, CIBC Oppenheimer relied on certain assumptions, financial projections and other information provided by Allied Waste management. Using the information set forth in the Allied Waste projections, CIBC Oppenheimer performed Discounted Cash Flow Analyses of the projected after-tax cash flows of Allied Waste on a stand-alone basis for the fiscal years ending December 31, 1998 through December 31, 2003. This analysis consisted of adding the discounted present value of the projected future cash flows from Allied Waste on a stand-alone basis and the discounted present value of the terminal value of Allied Waste on a stand-alone basis at the end of the reference period. For purposes of such analysis, CIBC Oppenheimer used discount rates ranging from 11% to 14%. CIBC Oppenheimer then calculated the terminal value for Allied Waste by applying EBITDA multiples ranging from 8.0x to 10.0x to the projected EBITDA for Allied Waste for the fiscal year ending December 31, 2003. The Discounted Cash Flow Analyses resulted in implied equity values for Allied Waste which ranged from a Low of $2,268.8 million to a High of $4,134.2 million, with an Average of $3,152.4 million. The range of implied equity values of Allied Waste on a stand-alone basis was then divided by the Allied Waste common shares outstanding on a fully diluted basis to determine a range of equity values per fully diluted share for Allied Waste. The implied price for Allied Waste ranged from a Low of $17.40 to a High of $31.71, with an Average of $24.18 per fully diluted share.

     Common Stock Trading Analysis. To provide contextual data and comparative market data, CIBC Oppenheimer examined the history of the trading prices and their relative relationships for Allied Waste Common Stock during the 12 month period from August 8, 1997 to August 7, 1998, the six month period from February 8, 1998 to August 7, 1998 and the three month period from May 8, 1998 to August 7, 1998. This information was presented solely to provide the Board of Directors of American with background information regarding the stock prices of Allied Waste over the periods indicated. CIBC Oppenheimer noted that during such periods, Allied Waste's common stock traded between a high of $31.13 and a low of $14.50 per share, a high of $31.13 and a low of $19.63 per share and a high of $31.13 and a low of $23.94 per share, respectively.

     The summary set forth above does not purport to be a complete description of the analyses performed by CIBC Oppenheimer. The preparation of a CIBC Oppenheimer fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, CIBC Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinions. In performing its analyses for the purposes of the CIBC Oppenheimer Fairness Opinion, CIBC Oppenheimer made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by CIBC Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     Pursuant to the terms of an engagement letter dated July 31, 1998, American has agreed to pay CIBC Oppenheimer: (i) a retainer of $100,000; (ii) a fee of $750,000 upon delivery of the CIBC Oppenheimer Fairness Opinion; and (iii) an additional fee equal to $3.25 million to be paid upon consummation of the Merger; provided, that if a merger, consolidation or other business combination is consummated with respect to American and an entity other than Allied Waste as a result of a Superior Proposal (as such term is defined in the Merger Agreement), then the amount of the additional fee payable to CIBC Oppenheimer upon such consummation would increase to $5.25 million. American has also agreed to reimburse CIBC Oppenheimer for its reasonable out-of-pocket expenses and to indemnify CIBC Oppenheimer and certain related persons against certain potential liabilities arising out of the engagement of CIBC Oppenheimer, including liabilities under the federal securities laws.

     In the ordinary course of business, CIBC Oppenheimer may actively trade the securities of both American and Allied Waste for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. CIBC Oppenheimer has provided financial advisory and investment banking services to American in the past, including (i) acting as the managing underwriter in an initial public offering of American Common Stock completed in July, 1996, (ii) acting as the managing underwriter in a public offering of American Common Stock completed in May, 1997, (iii) acting as a managing underwriter in a public offering of American Common Stock completed in October, 1997 and (iv) acting as a managing underwriter in a public offering of American Common Stock completed in April, 1998, and has in each case received usual and customary fees for rendering such services.

POSSIBLE CONFLICTS OF INTEREST

     In considering the recommendation of the Boards of Directors of American with respect to the Merger, holders of American Common Stock should be aware that certain members of the Boards of Directors and management have certain interests separate from their interests as stockholders, including those referred to below.

     CERTAIN AGREEMENTS. The executive officers of American have employment agreements with American that provide for payments to be made to them upon termination of their employment with American in the event of a Change of Control (as defined in the employment agreements). The Merger will constitute a Change of Control, and pursuant to these employment agreements Messrs. De Young, Kogler, Lavey, Conrath and McDonnell and Mses. Straw and Ryan will receive payments of approximately $2.2 million, $1.6 million, $1.1 million, $0.9 million, $0.9 million, $1.0 million, and $0.9 million, respectively. In the event the executive officers are required to pay an excise tax on excess parachute payments received from American upon a Change of Control, the employment agreements require American to pay to the officers an amount necessary to place the officers in the same after-tax financial position as the officers would have been in had the officers not incurred such tax.

     Proskauer Rose LLP, American's counsel, will receive legal fees for services rendered to American in connection with the Merger. Stephen W. Rubin, a director of American, is a partner in Proskauer Rose LLP.

     NON-COMPETITION AGREEMENTS.  On             , 1998, Messrs. De Young and
Lavey and Ms. Straw entered into non-competition agreements with Allied Waste pursuant to which they have agreed, for a period of seven years from the Effective Time for Mr. De Young and for a period of five years from the Effective Time for Mr. Lavey and Ms. Straw, to refrain from competing with Allied Waste in the non-hazardous solid waste industry in those geographical areas in which Allied Waste or American operates. As consideration for the non-competition agreements, Messrs. De Young and Lavey and Ms. Straw will receive at the Effective Time payments in the amounts of $2.0 million, $500,000 and $500,000, respectively.

     MARKET DEVELOPMENT CONSULTING AGREEMENT.  On                , 1998, Allied
Waste entered into a market development consulting agreement effective as of the Effective Time with Environmental Growth, LLC, a Delaware limited liability company ("Growth"), the members of which are anticipated to be Messrs. De Young and Lavey and Ms. Straw. The consulting agreement provides, among other things, that Growth shall be retained for a term of four years on an exclusive basis to identify and negotiate acquisitions on behalf of Allied Waste in Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Missouri, Nebraska, Ohio, Oklahoma, western Pennsylvania, Nevada and Wisconsin. Growth will receive an annual market development consulting fee of approximately $1.0 million and, for each acquisition made by Allied Waste for which Growth provides acquisition services pursuant to the terms of the agreement, a market development payment of 2 1/2% of the pro forma annual revenues of any such acquired company (the "Acquisition Payment"). Either party may terminate the consulting agreement at any time with 60 days' prior notice to the other party, provided that if Allied Waste is the terminating party, Allied Waste will pay to Growth an amount equal to the annual fee otherwise payable during the remainder of the term of the consulting agreement, as well as the Acquisition Payment for any acquisition identified by Growth and consummated by Allied Waste within 12 months following the termination of the consulting agreement.

     EMPLOYMENT AGREEMENTS.  On             , 1998, Richard Kogler, Vice
President and Chief Operating Officer of American, entered into an employment agreement with Allied Waste, effective as of the Effective Time for a term of three years at an annual base salary of $225,000. In addition, Mr. Kogler is
entitled to employment inducement compensation of $160,000. On             ,
1998, John McDonnell, Vice President -- Engineering of American entered into an employment agreement with Allied Waste to be effective as of the Effective Time for a term of two and one half years at an annual base salary of $145,000. In addition, Mr. McDonnell is entitled to receive employment inducement compensation of $30,000 at the Effective Time as well as an integration completion bonus in the amount of $160,000 payable at the six month anniversary of the Effective Time.

     TRANSITION AGREEMENTS.  On             , 1998, certain of the executive
officers of American entered into agreements with Allied Waste which provide that such individuals will, for a period of six months following the Effective Time, make himself or herself available to assist Allied Waste in the integration of American's operations (the "Transition Agreements"). As consideration for the Transition Agreements, amounts will be paid to Messrs. De Young, Lavey and Conrath and to Mses. Straw and Ryan in the amounts of $800,000, $350,000, $320,000, $350,000 and $175,000, respectively. In addition, on the six month anniversary of the Effective Time, Mr. Conrath shall receive an integration completion bonus in the amount of $150,000.

     INDEMNIFICATION. The Merger Agreement provides that the officers, directors, employees and agents of American or any of its subsidiaries will be indemnified by Allied Waste and the Surviving Corporation against certain liabilities and costs, including those arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that (i) the indemnification provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation as in effect at the Effective Time will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of American, (ii) Allied Waste will assume, be jointly and severally liable for, and honor, and will cause the Surviving Corporation to honor, in accordance with their respective terms, certain indemnification agreements of American without limit as to time; and
(iii) for a period of six years after the Effective Time, Allied Waste will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by American and its subsidiaries (or policies with the same coverages and amounts and containing terms and conditions that are no less advantageous to the indemnified parties) with respect to matters arising on or before the Effective Time. Pursuant to the Merger Agreement, Allied Waste will guarantee the obligations of the Surviving Corporation to indemnify each present and former director and officer of American against liabilities or expenses incurred in connection with claims relating to matters prior to the closing of the Merger, and to maintain in effect directors' and officers' liability insurance for their benefit. In addition, Allied Waste will guarantee the obligations of the Surviving Corporation under indemnification agreements entered into by American with each of its present and former directors and executive officers. See "The Plan of Merger and Terms of the Merger -- Indemnification".

     STOCK OWNERSHIP.  As of the American Record Date, current directors and
executive officers of American are owners of an aggregate of        shares of
American Common Stock, representing an aggregate of less than    % of the shares
of American Common Stock outstanding as of the American Record Date. Each of such directors and executive officers of American has advised American that he or she intends to vote or direct the vote of all the outstanding shares of American Common Stock over which he or she has or shares voting control in favor of the approval and adoption of the Merger Agreement.

     As of the American Record Date, 108 individuals, including all officers and directors of American, held options to acquire an aggregate of approximately 1.9 million shares of American Common Stock pursuant to the terms of certain stock option agreements, at exercise prices ranging from $7.17 to $43.13 per share. Pursuant to the terms of the American Option Plan, all American Options, whether or not such options have vested or become exercisable, will become exercisable prior to the Effective Time. It is anticipated that substantially all American Options will be exercised, contingent upon the consummation of the Merger, and all shares of American Common Stock issued upon exercise of these options will be converted into Allied Waste Common Stock in the Merger. Assuming a market
value of Allied Waste Common Stock of $     per share, the value of the shares
of Allied Waste Common Stock issuable in exchange for shares of American Common Stock purchased upon exercise of vested and unvested American Options held by executive officers and directors of American less the exercise price of such options is expected to be approximately as follows for Messrs. De Young, Kogler,
Conrath and Lavey and for Mses. Straw and Ryan: $          , $          ,
$          , $          , $          , $          and $          , respectively.
See "The Plan of Merger and Terms of the Merger -- American Options."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material Federal income tax consequences of the Merger to holders of American Common Stock under the Code, but does not deal with all tax consequences of the Merger that may be relevant to American stockholders in light of their particular circumstances, such as the tax consequences to American stockholders who do not hold their American Common Stock as a capital asset, foreign persons, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers, persons who acquired their shares in compensatory transactions or stockholders who hold American Common Stock as part of a "straddle," "hedge," or "conversion" transaction. Furthermore, no foreign, state or local tax considerations are addressed herein.

     THIS SUMMARY SHOULD NOT BE REGARDED AS A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO AN AMERICAN STOCKHOLDER. EACH AMERICAN STOCKHOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER'S OWN PARTICULAR SITUATION.

     It is a condition precedent to American's obligation to consummate the Merger that American shall have received from its special counsel, Proskauer Rose LLP, an opinion substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code,
(ii) no gain or loss will be recognized by Allied Waste, American, or Acquisition as a result of the Merger and (iii) no gain or loss will be recognized by the holders of American Common Stock upon the exchange of their American Common Stock solely for shares of USA Common Stock (except with respect to cash received in lieu of fractional shares of Allied Waste Common Stock). It is a condition precedent to Allied Waste's obligation to consummate the Merger that Allied Waste shall have received from its counsel, Fried, Frank, Harris, Shriver & Jacobson, an opinion substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and (ii) no gain or loss will be recognized by Allied Waste or Acquisition for Federal income tax purposes as a result of the consummation of the Merger. The opinions of Proskauer Rose LLP and Fried, Frank, Harris, Shriver & Jacobson are hereinafter referred to as the "Opinions." The Opinions will be subject to certain assumptions as noted therein and will be based on certain representations of Allied Waste and American. The Opinions will be based upon the Code, applicable Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of the Opinions. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth therein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger. The Opinions will not be binding upon the Internal Revenue Service (the "Service") or a court, and the Service or a court will not be precluded from adopting a contrary position. Both the Allied Waste Tax Condition and the American Tax Condition are waivable at the option of the party entitled to receive such opinion as a condition of its obligation to consummate the Merger. American does not currently intend to waive such condition. In the event that such condition is waived by American, Allied Waste and American will recirculate a revised Joint Proxy Statement and Prospectus that discloses the waiver of this condition and contains all related material disclosure, including risks to investors. In such event, American will resolicit proxies from its stockholders.

     Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, it is the opinion of Fried, Frank, Harris, Shriver and Jacobson and Proskauer Rose LLP that, the following Federal income tax consequences will occur:

          (a) no gain or loss will be recognized by Allied Waste, Acquisition or American as a result of the Merger;

          (b) no gain or loss will be recognized by holders of American Common Stock upon the exchange of their American Common Stock solely for shares of Allied Waste Common Stock (except with respect to cash received in lieu of fractional shares of Allied Waste Common Stock).

          (c) the tax basis of the shares of Allied Waste Common Stock received by a American stockholder in the Merger (including any fractional share deemed received) will be the same as the tax basis of American Common Stock surrendered in exchange therefor;

          (d) the holding period of the shares of Allied Waste Common Stock received by a American stockholder in the Merger (including any fractional share deemed received) will include the holding period of the shares of American Common Stock surrendered in exchange therefor, provided that such shares of American Common Stock are held as capital assets at the Effective Time; and

          (e) a cash payment in lieu of a fractional share will be treated as if a fractional share of Allied Waste Common Stock had been received in the Merger and then redeemed by Allied Waste. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, an American stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment in an amount equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph
     (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if such stockholder's American Common Stock is held as a capital asset at the Effective Time.

     EACH AMERICAN STOCKHOLDER SHOULD CONSULT A TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE MERGER THAT MAY APPLY TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

     For more information on the tax opinions to be delivered by counsel to Allied Waste and American as conditions to the obligations of the parties to consummate the Merger, see "The Plan of Merger and Terms of the Merger -- Conditions to the Merger."

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception.

     Two of the conditions to the closing of the Merger are as follows: (i) Arthur Andersen LLP, independent accountants for Allied Waste, shall have delivered a letter, dated the Closing Date, addressed to Allied Waste, in form and substance reasonably satisfactory to Allied Waste, to the effect that the Merger will qualify for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement, and (ii) Ernst & Young LLP, independent auditors for American, shall have delivered a letter, dated the Closing Date addressed to American and Allied Waste, regarding such firm's concurrence with the conclusions of American's management that no conditions exist related to American that would preclude Allied Waste's accounting for the Merger with American as a "pooling of interests" under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement.

GOVERNMENT AND REGULATORY APPROVALS

     Transactions such as the Merger are reviewed by the Antitrust Division and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act applicable to the Merger, the Merger may not be consummated until the expiration of a 30 day waiting period following the filing of notification reports with the FTC and the Antitrust Division by Allied Waste and American unless a request for additional information or documentary material is received from the FTC or the Antitrust Division or unless early termination of the waiting period is granted. If within the initial 30 day waiting period, either the Antitrust Division or the FTC requests additional information or material concerning the Merger, the waiting period will be extended and would expire on the twentieth calendar day after the date of substantial compliance with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the parties. Allied Waste and American filed notification reports with the Department of Justice and FTC under the HSR Act on August 19, 1998 and, accordingly, the waiting period will expire on September 18, 1998, unless a request is made for additional information or material.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of substantial assets of Allied Waste or American or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Allied Waste Common Stock to be received by American stockholders in connection with the Merger have been registered under the Securities Act and, except as set forth below, may be traded without restriction. The shares of Allied Waste Common Stock issued in the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of American prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of persons who become affiliates of Allied Waste, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. The Merger Agreement provides that American and Allied Waste will use their reasonable efforts to cause each of their officers, directors and each other person who is an "affiliate" of American or Allied Waste, as the case may be, to deliver to Allied Waste and/or American on or prior to the Effective Time a written agreement to the effect that such persons will not offer to sell, sell or otherwise dispose of any shares of Allied Waste Common Stock issued in the Merger except, in each case, pursuant to an effective registration statement or in compliance with Rule 145 or in a transaction which, in the opinion of legal counsel satisfactory to Allied Waste, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of Allied Waste and American have been filed with the Commission, sent to stockholders of Allied Waste or otherwise publicly issued.

     Under Commission guidelines interpreting generally accepted accounting principles, with certain limited exceptions, the sale of Allied Waste Common Stock or American Common Stock by an affiliate of either Allied Waste or American generally within 30 days prior to the Effective Time or thereafter prior to the publication of results that include a minimum of at least 30 days of combined operations of Allied Waste and American after the Effective Time could preclude "pooling of interests" accounting treatment for the Merger.

     AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ALLIED WASTE

     The authorized capital stock of Allied Waste currently consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.10 per share. On the Allied Waste Record
Date,                shares of Allied Waste Common Stock were issued and
outstanding, and                shares were reserved for issuance upon exercise
of outstanding options and warrants.

     As of the date hereof, approval of the Charter Amendment is not necessary for consummation of the Merger. However, following the Merger, Allied Waste would have approximately seven million shares of Allied Waste Common Stock available for general corporate purposes and this number will be reduced by any acquisitions for stock committed to by Allied Waste and American prior to the Effective Time. The Board of Directors of Allied Waste believes that the Charter Amendment is necessary in order to assure that after the Merger, Allied Waste will have sufficient shares available for issuance at the Board of Directors' discretion for future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans and other corporate purposes. Accordingly, the Allied Waste Board of Directors has proposed the Charter Amendment to increase the number of shares of Allied Waste Common Stock available for issuance from 200,000,000 to 300,000,000.

     If the Charter Amendment is approved by the stockholders of Allied Waste, the additional shares of Allied Waste Common Stock may be issued from time to time upon authorization of the Board of Directors, without further approval by the stockholders unless required by applicable law or the rules of the Nasdaq Stock Market, and for such consideration as the Allied Waste Board of Directors may determine and as may be permitted by applicable law. The rules of the Nasdaq Stock Market generally require the approval of a majority of the shares voting (assuming the presence of a quorum) for the issuance of shares of Allied Waste Common Stock under certain circumstances, including if the issuance of shares
(i) will result in a change of control of Allied Waste, (ii) is in connection with the acquisition of the stock or assets of another company, would result in the issuance of shares having 20% or more of the voting power outstanding before such issuance, or (iii) is in connection with a transaction other than a public offering and involves the sale of shares representing 20% or more of the voting power outstanding before the issuance and the sale is for less than the greater of book or market value of the stock. The availability of additional shares of Allied Waste Common Stock for issuance will afford Allied Waste greater flexibility in acting upon proposed transactions.

     The increase in authorized shares is not being proposed as a means of preventing or dissuading a change in control or takeover of Allied Waste. However, use of these shares for such a purpose is possible. Shares of authorized but unissued or unreserved Allied Waste Common Stock and Preferred Stock, for example, could be issued in an effort to dilute the stock ownership and voting power of persons seeking to obtain control of Allied Waste or could be issued to purchasers who would support the Board of Directors in opposing a takeover proposal. In addition, the increase in authorized shares, if approved, may have the effect of discouraging a challenge for control or make it less likely that such a challenge, if attempted, would be successful. The Board of Directors and executive officers of Allied Waste have no knowledge of any current effort to obtain control of Allied Waste or to accumulate large amounts of Allied Waste Common Stock.

     The proposed Charter Amendment does not change the terms of the Allied Waste Common Stock, which does not have preemptive rights. The additional shares of Allied Waste Common Stock for which authorization is sought will have the same voting rights, the same rights to dividends and distributions and will be identical in all other respects to the shares of Allied Waste Common Stock now authorized.

     RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors of Allied Waste recommends that the stockholders of Allied Waste vote FOR the Charter Amendment. This amendment is being proposed by the Board of Directors in order to assure that, after the Merger, Allied Waste will have sufficient shares available for issuance at the Board of Directors' discretion for future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans and other corporate purposes.

     VOTE REQUIRED FOR APPROVAL. Approval of the Charter Amendment requires the affirmative vote of a majority of the outstanding shares of Allied Waste Common Stock.

     If approved by the stockholders of Allied Waste, it is anticipated that the Charter Amendment will become effective as soon as practicable after the Allied Waste Special Meeting.

                   THE PLAN OF MERGER AND TERMS OF THE MERGER

     The following summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A. Certain capitalized terms used herein without definition have the respective meanings set forth in the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective at such time as shall be stated in the Certificate of Merger, which shall be in a form mutually acceptable to Allied Waste and American, and shall be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with, or as soon as practicable after, the closing of the transactions contemplated by the Merger Agreement in accordance with the Merger Agreement. See "-- Conditions to the Merger."

MANNER AND BASIS FOR CONVERTING SHARES

     At the Effective Time, each outstanding share of American Common Stock (other than shares owned by Allied Waste) will be converted into the right to receive, without interest, 1.65 shares of Allied Waste Common Stock, with cash being paid in lieu of fractional shares. In addition, at the Effective Time, each issued and outstanding share of Acquisition Common Stock will be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

     After the Effective Time, the stock transfer books of American will be closed. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF AMERICAN PRIOR TO APPROVAL OF THE MERGER AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

     No certificates or scrip for fractional shares of Allied Waste Common Stock will be issued in the Merger, and such fractional interests will not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of American Common Stock who would otherwise have been entitled to receive a fraction of a share of Allied Waste Common Stock upon surrender of American certificates for exchange pursuant to the Merger Agreement will be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the average closing price per share of Allied Waste

Common Stock on the Nasdaq Stock Market, as reported by the Wall Street Journal, during the 20 trading days immediately preceding the Effective Time.

     From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of American Common Stock will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of Allied Waste Common Stock (together with any cash payable in respect of fractional shares) to which such holder is entitled pursuant to the Merger Agreement. Until holders or transferees of certificates theretofore representing shares of American Common Stock have surrendered them for exchange as provided herein, no dividends or other distributions will be paid with respect to any shares represented by such certificates and no payment for fractional shares will be made and, without regard to when such certificates representing shares of American Common Stock are surrendered for exchange as provided herein, no interest will be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a certificate which, immediately prior to the Effective Time represented shares of American Common Stock, there will be paid to the holder of such certificate the amount of any dividends or other distributions which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Allied Waste Common Stock represented by the certificate or certificates issued upon such surrender.

AMERICAN OPTIONS

     Under the terms of the American Option Plan, in the event of certain transactions, including any transaction that results in the acquisition of all or substantially all of the outstanding shares of American Common Stock by a single person or entity, each holder of any such options shall, during a period of at least 30 days prior to the consummation of the transaction, have the right to exercise in full all of his or her stock options (whether vested or not vested) but contingent on the consummation of the transaction. If the transaction is not consummated, then the exercise of the options shall be null and void. Any American options outstanding as of the consummation of the transaction will terminate pursuant to the terms of the American Option Plan. The Merger is a transaction which will cause this provision of the American Option Plan to become operative. Therefore, all holders of the options, including the directors and executive officers of American, shall have the opportunity to exercise their options (whether vested or not vested) for a period of at least 30 days prior to the consummation of the Merger and any shares of American Common Stock issued upon exercise of the options will be converted into shares of Allied Waste Common Stock in the Merger in accordance with the terms of the Merger Agreement.

AMERICAN WARRANT

     It is anticipated that a warrant to purchase 48,788 shares of American Common Stock will be exercised for shares of American Common Stock immediately prior to the Effective Time.

CONDITIONS TO THE MERGER

     The respective obligations of Allied Waste and American to effect the Merger are subject to the fulfillment at or prior to the Closing Date of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the stockholders of Allied Waste and American under applicable law and applicable listing requirements; (b) the shares of Allied Waste Common Stock issuable in the Merger and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for listing on the Nasdaq Stock Market upon official notice of issuance; (c) the waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated; (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the Commission or any state regulatory authorities; (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted); (f) no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal; (g) Arthur Andersen LLP, independent accountants for Allied Waste, shall have delivered a letter, dated the Closing Date, addressed to Allied Waste, in form and substance reasonably satisfactory to Allied Waste, to the effect that the Merger will qualify for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement; and (h) each of the parties to the Merger Agreement shall have received a letter dated the Closing Date from Ernst & Young LLP regarding such firm's concurrence with American's management's conclusions that no conditions exist related to American that would preclude Allied Waste's accounting for the Merger as a "pooling-of-interests" under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement.

     The obligation of American to effect the Merger is further subject to the fulfillment at or prior to the Closing Date of the following additional conditions, unless waived by American: (a) Allied Waste and Acquisition shall have performed their agreements in the Merger Agreement required to be performed on or prior to Closing Date, and the representations and warranties of Allied Waste and Acquisition contained in the Merger Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, except for such failures to perform or to be true and correct that would not reasonably be expected to have a material adverse effect on the business operations, properties, assets, condition (financial or other) or results of operations of Allied Waste and its subsidiaries considered as a whole, and American shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of Allied Waste and of the President and Chief Executive Officer or a Vice President of Acquisition to that effect; and (b) American shall have received an opinion of Proskauer Rose LLP, in form and substance reasonably satisfactory to American, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and neither Allied Waste, Acquisition, American, nor the holders of American Common Stock (except to the extent any such holders receive cash in lieu of fractional shares) will recognize any gain or loss for federal income tax purposes.

     The obligation of Allied Waste and Acquisition to effect the Merger is further subject to the fulfillment at or prior to the Closing Date of the following additional conditions, unless waived by Allied Waste and Acquisition:

     (a) American shall have performed its agreements in the Merger Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of American contained in the Merger Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, except for such failures to perform or to be true and correct that would not reasonably be expected to have a material adverse effect on the business operations, properties, assets, condition (financial or other) or results of operations of Allied Waste and its subsidiaries considered as a whole, and Allied Waste shall have received a certificate of the President and Chief Executive Officer or of a Vice President of American to that effect; and

     (b) Allied Waste shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson, in form and substance reasonably satisfactory to Allied Waste, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will constitute a reorganization under Section 368(a) of the Code and neither Allied Waste nor Acquisition will recognize any gain or loss for federal income tax purposes as a result of consummation of the Merger.

COOPERATION

     Pursuant to the Merger Agreement, each of the parties has agreed to take, or to cause to be taken, all action and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. In this regard, the Merger Agreement provides, among other things, that Allied Waste shall take all reasonable steps necessary to avoid or eliminate impediments under any antitrust, competition or trade regulation law that may be asserted by the FTC, the Antitrust Division, any state Attorney General or any governmental entity with respect to the Merger so as to enable consummation of the Merger to occur as soon as reasonably possible. The Merger Agreement further provides that, notwithstanding the foregoing, Allied Waste will propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, or disposition of such assets or businesses of Allied Waste or, effective as of the Effective Time, the Surviving Corporation, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying consummation of the Merger.

REPRESENTATIONS AND WARRANTIES OF ALLIED WASTE AND AMERICAN

     In the Merger Agreement, Allied Waste and American have made various representations and warranties relating to, among other things, their respective businesses and financial condition, the accuracy of their various filings with the Commission, the satisfaction of certain legal requirements for the Merger and the absence of undisclosed liabilities or material litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

CONDUCT OF THE BUSINESS OF ALLIED WASTE AND AMERICAN PRIOR TO THE MERGER

     Pursuant to the Merger Agreement, American has agreed that, after the date of the Merger Agreement and prior to the Closing Date or earlier termination of the Merger Agreement, and except as otherwise agreed to in writing by Allied Waste and except as otherwise contemplated by or disclosed in the Merger Agreement, it shall, and shall cause each of its subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice; (b) not (i) amend or propose to amend their respective charters or Bylaws (except that American may amend its charter to increase the number of authorized shares of American Common Stock), (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to American by a wholly owned subsidiary of American; (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) American may issue shares upon conversion of convertible securities and exercise of options and warrants,
(ii) American may issue shares of American Common Stock (or warrants or options to acquire American Common Stock) in connection with acquisitions of assets or businesses pursuant to the proviso set forth in (d)(vii) below, and (iii) American may issue shares of American Common Stock pursuant to earnouts from previously completed transactions in accordance with the existing terms of the agreements relating thereto; (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business (other than pursuant to credit facilities) or borrowings under the existing credit facilities of American or any of its subsidiaries as such facilities may be amended in a manner that does not have a material adverse effect on American up to the borrowing limit in effect on the date of the Merger Agreement, (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to Allied Waste or (C) borrowings in connection with acquisitions as set forth in the proviso to (d)(vii) below, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or any options, warrants or rights to acquire any of its capital stock, or any security convertible into or exchangeable for its capital stock,
(iii) take any action that would jeopardize the treatment of the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16, (iv) take or fail to take any action which action or failure to take action would cause American or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares and except to the extent of stockholders in special circumstances) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or would otherwise cause the Merger not to qualify as a reorganization under Section 368(a) of the Code, (v) make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business and other than as set forth in the proviso in (d)(vii) below, (vi) sell, pledge, dispose of or encumber any material assets or businesses other than (a) sales of businesses or assets in the ordinary course of business, (b) sales of businesses or assets otherwise disclosed pursuant to the Merger Agreement, (c) sales of businesses or assets with aggregate 1997 revenues less than $5 million, and (d) pledges or encumbrances pursuant to existing credit facilities or other permitted borrowings, or (vii) except as set forth in the following proviso, enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that, notwithstanding the foregoing (other than subsections (iii) and (iv) of this clause (d)), American shall not be prohibited from acquiring any assets or businesses or incurring or assuming indebtedness in connection with acquisitions of assets or businesses so long as (A) such acquisitions are otherwise disclosed in the Merger Agreement, (B) the aggregate value of consideration paid or payable in connection with any such acquisition (other than those acquisitions disclosed in the Merger Agreement) including any funded indebtedness assumed and any American Common Stock issued in connection with such acquisition (valued for purposes of this limitation at a price per share equal to the price of American Common Stock on the date the agreement in respect of any such acquisition is entered into) does not exceed $10 million and such acquisition is accretive to the earnings per share of American. (For purposes of the foregoing, any contingent, royalty and similar payments made in connection with acquisitions of businesses or assets will be included as acquisition consideration and will be deemed to have a value equal to their present value assuming an 8% per annum discount rate and assuming that all amounts payable for the first five years following consummation of the acquisitions (but not thereafter) are paid); (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transaction contemplated by the Merger Agreement; (f) subject to restrictions imposed by applicable law, confer with one or more representatives of Allied Waste to report operational matters of materiality and the general status of ongoing operations; (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that American and its subsidiaries shall in no event enter into or amend any written employment agreement providing for annual base salary in excess of $100,000 per annum; (h) not adopt, enter into or amend any pension or retirement plan, trust or fund, except as required to comply with changes in applicable law and not adopt, enter into or amend in any material respect any bonus, profit sharing, compensation, stock option, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employees or retirees generally, other than in the ordinary course of business, except (i) as contemplated by
(c), above, (ii) as required to comply with changes in applicable law, (iii) any of the foregoing involving any such then existing plans, agreements, trusts, funds or arrangements of any company acquired after the date hereof or (iv) as required pursuant to an existing contractual arrangement or agreement; (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice; and (j) not make, change or revoke any material tax election or make any material agreement or settlement regarding taxes with any taxing authority. Notwithstanding the foregoing, American will not (A) acquire or agree to acquire any assets or business if such acquisition or agreement may reasonably be expected to delay the consummation of the Merger, (B) acquire or agree to acquire any assets or businesses if such assets or businesses are not in industries in which American currently operates, unless such assets or businesses are acquired incidental to an acquisition of businesses or assets that are in industries in which American currently operates and it is reasonable to acquire such incidental businesses or assets, or (C) acquire or agree to acquire all or substantially all of the business, assets or properties or capital stock of any entity with securities registered under the Securities Act or the Exchange Act.

     Pursuant to the Merger Agreement, Allied Waste has agreed that, after the date of the Merger Agreement and prior to the Closing Date or earlier termination of the Merger Agreement, and except as otherwise agreed to in writing by American, it shall, and shall cause each of its subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice; (b) not (i) amend or propose to amend their respective charters (except for any amendments by Allied Waste of its Certificate of Incorporation to increase the number of authorized shares of Allied Waste Common Stock to not more than 400 million) or bylaws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to Allied Waste by a wholly-owned subsidiary of Allied Waste; (c) not issue, sell, pledge, or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) Allied Waste may issue shares upon conversion of convertible securities and exercise of options, (ii) Allied Waste may issue options with an exercise price per share of Allied Waste Common Stock no less than the fair market value of a share of Allied Waste Common Stock on the date of the grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date of the Merger Agreement and
(iii) Allied Waste may issue shares of capital stock (or warrants or options to acquire capital stock) in connection with acquisitions of assets or businesses pursuant to the proviso set forth in (d)(vii) below; (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or borrowings under the existing credit facilities of Allied Waste or any of its subsidiaries, (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to American or (C) as set forth in the proviso in (d)(vii) below,
(ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock, or any security convertible into or exchangeable for its capital stock,
(iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16, (iv) take or fail to take any action which action or failure to take action would cause Allied Waste or its stockholders to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or would otherwise cause the merger not to qualify as a reorganization under Section 368(a) of the Code, (v) pledge or encumber any material assets or businesses other than pledges or encumbrances pursuant to existing credit facilities, (vi) make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business and expenditures for fixed or capital assets in the ordinary course of business and other than as set forth in the proviso in (d)(vii) below, or (vii) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that, notwithstanding the foregoing (other than subsections (iii) and (iv) of this clause (d)), Allied Waste shall not be prohibited from acquiring any assets or businesses or incurring or assuming indebtedness in connection with acquisitions of assets or businesses; (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by the Merger Agreement; (f) subject to restrictions imposed by applicable law, confer with one or more representatives of American to report operational matters of materiality and the general status of ongoing operations; and (g) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice. Notwithstanding anything in the Merger Agreement to the contrary, Allied Waste will not (A) acquire or agree to acquire any assets or businesses if such acquisition or agreement may reasonably be expected to delay the consummation of the Merger; and (B) acquire or agree to acquire any assets or businesses if such assets or businesses are not in industries in which Allied Waste currently operates, unless such assets or businesses are acquired incidental to an acquisition of businesses or assets that are in industries in which Allied Waste currently operates and it is reasonable to acquire such incidental businesses or assets in connection with such acquisition.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

     The Merger Agreement provides that after the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, American shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and American shall, and shall use its reasonable efforts to cause any officer, director or employee of American, or any attorney, accountant, investment banker, financial advisor or any other agent retained by it or any of its subsidiaries, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any Acquisition Transaction; provided, however, that (i) American may, in response to a Superior Proposal, furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of the Merger Agreement), confidential or non-public information to a Potential Acquirer and negotiate with such Potential Acquirer if the Board of Directors of American, after consulting with its outside legal counsel, determines in good faith that consideration of the Superior Proposal is reasonably necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or that the failure to provide such confidential or non-public information to or to negotiate with such Potential Acquirer would be reasonably likely to constitute a breach of its fiduciary duty to its stockholders and (ii) American's Board of Directors may take and disclose to American's stockholders a position contemplated by Rule 14e-2 under the Exchange Act. The Merger Agreement requires that American immediately notify Allied Waste after receipt of any Acquisition Proposal, indication of interest or request for non-public information relating to American or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of American or any subsidiary by any person or entity that informs the Board of Directors of American or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Allied Waste shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

     The Merger Agreement also provides that after the date of the Merger Agreement and prior to the Effective Time or the earlier termination of the Merger Agreement, Allied Waste shall promptly notify American after receipt of any proposal or offer to acquire all or any substantial part of the businesses, properties or capital stock of Allied Waste, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (an "Allied Waste Acquisition Transaction"), and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal or offer.

CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

     Following the Merger, American will be a wholly owned subsidiary of Allied Waste. Pursuant to the Merger Agreement, the Certificate of Incorporation and the Bylaws of American, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation after the Effective Time, and (subject to certain provisions of the Merger Agreement) thereafter may be amended in accordance with their terms as provided in the DGCL, except that no amendment shall be made to, nor shall any provision be included which is inconsistent with, the provisions of the Amended Restated Certificate of Incorporation of American relating to indemnification of directors and officers and elimination of personal liability of directors for breach of fiduciary duty to the fullest extent permitted by the DGCL.

TERMINATION OR AMENDMENT

     The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of Allied Waste or American, by the mutual written consent of American and Allied Waste or as follows: (a) by either Allied Waste or American (i) upon a material breach of a representation or warranty of the Non-Terminating Party contained in the Merger Agreement which has not been cured in all material respects and which has caused certain conditions to the obligation of the Terminating Party to effect the Merger to be incapable of being satisfied by the Termination Date, (ii) if the Merger is not completed by January 31, 1999 (unless due to a delay or default on the part of the Terminating Party), (iii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of the Terminating Party and if the Terminating Party shall have used reasonable efforts to prevent the entry of such order, (iv) if the Non-Terminating Party (A) fails to perform in any material respect any of its material covenants in the Merger Agreement and (B) does not cure such default in all material respects within 30 days after written notice of such default specifying such default in reasonable detail is given to the Non-Terminating Party by the Terminating Party, or (v) if the stockholders of the Non- Terminating Party fail to approve the Merger at a duly held meeting of such stockholders called for such purpose or any adjournment or postponement thereof, (b) by American (i) if American receives a Superior Proposal, resolves to accept such Superior Proposal, and has given Allied Waste two days' prior written notice of its intention to terminate pursuant to such provision (provided that such termination shall not be effective until such time as any termination fees required to be paid by American pursuant to the Merger Agreement have been received by Allied Waste) or (ii) if (A) a tender or exchange offer is commenced by a Potential Acquirer (excluding any affiliate of American or any group of which any affiliate of American is a member) for all outstanding shares of American Common Stock, (B) the Board of Directors of American determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer and (C) American shall have given Allied Waste two days' prior written notice of its intention to terminate pursuant to this provision (provided that such termination shall not be effective until such time as any termination fees required to be paid by American pursuant to the Merger Agreement have been received by Allied Waste), and (c) by Allied Waste if the Board of Directors of American shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of American that they tender their shares in a tender or exchange offer commenced by a third party (excluding any affiliate of Allied Waste or any group of which any affiliate of Allied Waste is a member); provided that Allied Waste may not so terminate until three days after receipt of the notice of American of such Superior Proposal. In the event of termination of the Merger Agreement pursuant to its terms by either Allied Waste or American, the Merger Agreement shall forthwith become void and there shall be no liability or further obligation on the part of American, Allied Waste, Acquisition or their respective officers or directors (except for certain obligations of the parties regarding confidential information, return of non-public information following termination, expenses and fees payable in connection with the Merger Agreement and/or the termination thereof, assignment of the Agreement and the governing law applicable to the Agreement, all of which shall survive the termination). Termination of the Merger Agreement will not relieve any party from liability for any willful and intentional breach of any covenant or agreement of such party contained in the Merger Agreement.

     The Merger Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of American, Allied Waste or Acquisition.

TERMINATION FEES

     American and Allied Waste have each agreed to pay a termination fee to the other party should certain of the termination rights described in "-- Termination or Amendment" above be exercised under certain circumstances. American has agreed to pay Allied Waste a fee equal to $32 million if (i) American terminates the Merger Agreement pursuant to clause (b)(i) or (b)(ii) of "-- Termination or Amendment" above, (ii) Allied Waste terminates the Merger Agreement as described in clause (c) of "-- Termination or Amendment" above, or
(iii) (x) the Merger Agreement is terminated for any reason at a time at which Allied Waste was not in material breach of its covenants contained in the Merger Agreement and was entitled to terminate pursuant to clause (a)(v) of "-- Termination or Amendment" above, (y) prior to the time of such termination a proposal relating to an Acquisition Transaction has been made, and (z) on or prior to the nine month anniversary of the termination of the Merger Agreement
(xx) American or any of its subsidiaries or affiliated enters into an agreement or letter of intent (or resolves or announces an intention to do) with respect to an Acquisition Transaction involving a person, entity or group if such person, entity or group (or any member of such group, or any affiliate of the foregoing) made a proposal with respect to an Acquisition Transaction on or after the date of, and prior to the termination of, the Merger Agreement and such

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

Acquisition Transaction is consummated or (yy) an Acquisition Transaction shall otherwise occur with any person who shall have made a proposal with respect to an Acquisition Transaction within 90 days after termination of the Merger Agreement. Such fee shall be payable upon the first occurrence of any such event. Allied Waste has agreed to pay American a fee equal to $32 million if (i) the Merger Agreement is terminated for any reason at a time at which American was not in material breach of its covenants contained in the Merger Agreement and was entitled to terminate pursuant to clause (a)(v) of "-- Termination or Amendment" above, (ii) prior to the time of such termination a proposal relating to an Allied Waste Acquisition Transaction has been made, and (iii) on or prior to the nine month anniversary of the termination of the Merger Agreement (x) Allied Waste or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do) with respect to an Allied Waste Acquisition Transaction or a merger, acquisition or other business combination involving a person, entity or group if such person, entity or group (or any member of such group, or any affiliate of the foregoing) made a proposal with respect to an Allied Waste Acquisition Transaction on or after the date of, and prior to the termination of, the Merger Agreement and such Allied Waste Acquisition Transaction is consummated or (y) an Allied Waste Acquisition Transaction shall otherwise occur. Such fee shall be payable upon the first occurrence of any such event.

EXPENSES

     The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing and filing this Joint Proxy Statement and Prospectus, and the reasonable expenses of American in connection with any HSR Act review or proceedings, shall be shared equally by Allied Waste and American.

INDEMNIFICATION

     The Merger Agreement provides that the indemnification provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of American. The Merger Agreement further provides that Allied Waste shall assume, be jointly and severally liable for, and honor, and shall cause the Surviving Corporation to honor, in accordance with their respective terms each of the indemnification agreements listed in the Merger Agreement.

     The Merger Agreement also provides that, without limiting the foregoing, after the Effective Time, each of Allied Waste and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of American or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "indemnified party" and collectively, the "indemnified parties") against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to occur prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of American) or arising out of or pertaining to the transactions contemplated by the Merger Agreement. In the event of any such actual or threatened claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) American or Allied Waste and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified parties, which counsel shall be reasonably satisfactory to Allied Waste and the Surviving Corporation, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, (ii) Allied Waste and the Surviving Corporation will cooperate and use all reasonable efforts to assist in the vigorous defense of any such matter, and (iii) to the extent any determination is required to be made with respect to whether an indemnified party's conduct complies with the standards set forth under the DGCL and Allied Waste's or the Surviving Corporation's respective charters or Bylaws, such determination shall be made by independent legal counsel acceptable to Allied Waste or the Surviving Corporation, as the case may be, and the indemnified party; provided, however, that neither Allied Waste nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld) and, provided further, that if Allied Waste or the Surviving Corporation advances or pays any amount to any person under this paragraph and if it shall thereafter be finally determined by a court of competent jurisdiction that such person was not entitled to be indemnified under the Merger Agreement for all or any portion of such amount, to the extent required by law, such person shall repay such amount or such portion thereof, as the case may be, to Allied Waste or the Surviving Corporation, as the case may be. The indemnified parties as a group may not retain more than one law firm to represent them with respect to each matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more indemnified parties.

     In the event the Surviving Corporation or Allied Waste or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Allied Waste shall assume the indemnification obligations of the Surviving Corporation or Allied Waste, as the case may be, set forth in the Merger Agreement.

     The Merger Agreement requires that for a period of six years after the Effective Time, Allied Waste shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by American and its subsidiaries (provided that Allied Waste may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties and which coverages and amounts shall be no less than the coverages and amounts provided at that time for Allied Waste's directors and officers) with respect to matters arising on or before the Effective Time. Allied Waste shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any indemnified party in enforcing the indemnity and other obligations provided in the indemnification provisions of the Merger Agreement.

     The rights of each indemnified party under the Merger Agreement are in addition to, and not in limitation of, any other rights such indemnified party may have under the charter or Bylaws of American, any indemnification agreement, under the DGCL or otherwise. The indemnification provisions of the Merger Agreement shall survive the consummation of the Merger and expressly are intended to benefit each of the indemnified parties.

                             STOCK OPTION AGREEMENT

     The following description does not purport to be complete and is qualified in its entirety by reference to the Stock Option Agreement dated as of August 10, 1998 between American and Allied Waste (the "Stock Option Agreement"), a copy of which is attached as Appendix B to this Joint Proxy Statement and Prospectus and is incorporated herein by reference.

     American granted Allied Waste an option to purchase up to 4,000,000 shares of American Common Stock (the "Option") in connection with the execution and delivery of the Merger Agreement by Allied Waste. The per share exercise price of the Option is $40 in cash (the "Option Price"). Based on the number of shares of American Common Stock outstanding on the American Record Date, the Option, upon the occurrence of certain events described below, would give Allied Waste
the right to purchase approximately      % of the outstanding shares of American
Common Stock (representing approximately      % of the shares of American Common
Stock which would be outstanding after exercise in full of the Option). If any additional shares of American Common Stock are issued or become outstanding after August 10, 1998, then the number of shares subject to the Option shall
automatically be increased to a number of shares representing      % of the
shares of American Common Stock then outstanding without any change to the Option Price.

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

     The Option is not currently exercisable and any shares of American Common Stock issuable upon exercise of the Option will not be eligible to vote on the Merger at the American Special Meeting.

EXERCISE; TERMINATION

     The Option may be exercised, in whole or in part, after the occurrence of a Triggering Event (as defined below) and for a period of 180 days thereafter. The Option shall terminate upon either (i) the occurrence of the Effective Time or
(ii) (A) if the Option has not been exercised, on the earlier of 180 days after Allied Waste becomes entitled to receive a termination fee of $32 million under the Merger Agreement and the date Allied Waste is no longer potentially entitled to receive such termination fee and (B) if the Option has been exercised, one year after the date of exercise.

     A Triggering Event shall have occurred if the Merger Agreement is terminated and Allied Waste then or thereafter becomes entitled to receive a termination fee of $32 million from American. The events which would entitle Allied Waste to receive this termination fee are described in "The Plan of Merger and Terms of the Merger -- Termination Fees."

REPURCHASE OF OPTION OR OPTION SHARES

     Upon the occurrence of a Triggering Event and before the Option terminates, at the request of Allied Waste (or any other person to whom all or a portion of the Option has been transferred) made, in most cases, within 180 days of the occurrence of the Triggering Event, American shall repurchase (i) the Option at a price equal to the number of shares of American Common Stock then purchasable upon exercise of the Option multiplied by the amount by which the Market Price (as defined below) exceeds the Option Price and (ii) all or a portion of the shares of American Common Stock issued upon exercise of the Option at a price equal to the number of shares to be repurchased multiplied by the Market Price. Market Price means the highest of (i) the Option Price plus $2.00, (ii) the price per share of American Common Stock at which a tender or exchange offer has been made after August 10, 1998 if such offer has either been consummated or not withdrawn or terminated, (iii) the price per share of American Common Stock to be paid by a third party pursuant to any agreement with American for a merger or similar transaction entered into after August 10, 1998, and (iv) the average closing price for shares of American Common Stock on the Nasdaq Stock Market for the 20 trading days immediately preceding the request for repurchase.

PROFIT LIMITATION

     Notwithstanding any other provision in the Stock Option Agreement, Allied Waste's Total Profit (as defined below) plus, if paid, the $32 million termination fee paid to Allied Waste under the Merger Agreement shall not exceed $40 million and, if it otherwise would exceed such amount, Allied Waste, at its sole election, shall either (i) deliver to American for cancellation shares previously purchased by Allied Waste pursuant to the Option, (ii) pay cash or other consideration to American or (iii) undertake any combination thereof, so that Allied Waste's Total Profit when aggregated with the termination fee, if paid, shall not exceed $40 million. Further, the Option may not be exercised for a number of shares that would, as of the date of exercise, result in a Notional Total Profit (as defined below), together with the termination fee paid to Allied Waste, of more than $40 million.

     "Total Profit" means the aggregate (before income taxes) of the following:
(a) all amounts received by Allied Waste (and any other holder of all or a portion of the Option) as the result of the repurchase of all or part of the unexercised portion of the Option, (b)(i) the net cash amounts received by Allied Waste (and any other such holder) pursuant to the sale of shares acquired pursuant to the Option (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (ii) the purchase price for such shares and (c) the net cash amounts received by Allied Waste (and any other such holder) on the transfer of the Option to any unaffiliated party.

     "Notional Total Profit" means, with respect to any number of shares as to which Allied Waste may propose to exercise the Option, the Total Profit determined as of the date of the exercise assuming that the Option was exercised on such date for such number of shares and assuming such shares, together with all other shares purchased pursuant to the Option and held by Allied Waste, any other such holders, and their affiliates as of such date, were sold for cash at the closing market price for the American Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

OTHER

     The Stock Option Agreement contains provisions governing the procedure for exercise of the Option and payment for the shares purchased upon such exercise and other provisions that adjust the number of shares and the Option Price therefor upon the occurrence of certain events, such as stock dividends, divisions, combinations and recapitalizations, exchange of shares or other similar transactions.

     The Stock Option Agreement also contains restrictions on the ability of Allied Waste (or any other holder of the Option) to propose business combinations or other extraordinary transactions with American, seek control of American, transfer shares acquired upon exercise of the Option, and to take certain other specified actions if the exercise of the Option results in such party owning in excess of 9.9% of the then outstanding shares of American Common Stock. The restrictions expire upon the earlier of August 10, 2003 and the date such person owns less than 5% of the outstanding shares of American Common Stock.

     Finally, the Stock Option Agreement contains provisions obligating American to register, under the circumstances therein specified, the offering, sale and delivery by Allied Waste of shares of American Common Stock acquired pursuant to the exercise of the Option under the Securities Act.

                                OTHER AGREEMENTS

     In connection with the execution of the Merger Agreement, Allied Waste agreed to enter into certain agreements with the executive officers of American or their affiliates. These agreements are described in "The Merger and Related Transactions -- Possible Conflicts of Interest."

     In addition, Allied Waste has agreed to provide severance payments for corporate office employees (other than to Messrs. De Young, Kogler, Lavey, McDonnell, and Conrath and Mses. Straw and Ryan) and exempt field employees who are terminated other than for cause during the period commencing on August 10, 1998 and ending on the date which is six months following the Effective Time in an amount (payable upon termination) equal to six months base salary for each such employee as of the date hereof. If any such employee is terminated other than for cause during the period commencing on the date which is three months following the Effective Time, Allied Waste will provide such employee with an additional severance payment equal to three months base salary for such employee as of August 10, 1998.

     Allied Waste also has agreed to provide severance payments for non-exempt field employees who are terminated other than for cause during the period commencing on August 10, 1998 and ending on the date which is six months following the Effective Time, in an amount (payable upon termination) equal to the product of the number of years of service credit of such employee, multiplied by two weeks base salary for such employee as of August 10, 1998.

        COMPARATIVE RIGHTS OF STOCKHOLDERS OF ALLIED WASTE AND AMERICAN

GENERAL

     As a result of the Merger, holders of American Common Stock will become stockholders of Allied Waste, and the rights of such former American stockholders will thereafter be governed by the Allied Waste Certificate, the Allied Waste By-laws and the DGCL. The rights of holders of American Common Stock are currently governed by the American Amended Restated Certificate of Incorporation (the "American Certificate"), the American Bylaws and the DGCL. The following summary, which does not purport to be a complete description of the differences between the rights of the stockholders of Allied Waste and the rights of the stockholders of American, sets forth certain differences between the Allied Waste Certificate and the Allied Waste By-laws, on the one hand, and the American Certificate and the American Bylaws, on the other.

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

This summary is qualified in its entirety by reference to the full text of each of these documents and the DGCL. For more information on how such documents may be obtained, see "Available Information."

BOARD OF DIRECTORS

     The DGCL permits, but does not require, a classified board of directors. Neither the Allied Waste Board of Directors nor the American Board of Directors is classified. All of the directors of Allied Waste and American serve one-year terms and are subject to election at each annual meeting of stockholders.

NUMBER OF DIRECTORS

     The Allied Waste By-laws currently provide that the number of directors which shall constitute the whole Allied Waste Board of Directors shall be eleven. The Board of Directors of Allied Waste currently consists of ten members. The American Bylaws provide that the number of directors will be fixed by the American Board of Directors. The Board of Directors of American currently consists of six members.

SPECIAL MEETINGS OF STOCKHOLDERS

     The American Bylaws provide that special meetings of the stockholders of American, for any purpose or purposes, may be called by the Chairman, or by resolution of the Board of Directors, or at the request in writing of a majority of the directors then in office or of the holders of a majority of the outstanding shares of American Common Stock. The Allied Waste By-laws provide that special meetings of the stockholders of Allied Waste, for any purpose or purposes, may be called by the Allied Waste Board of Directors or a committee of the Board of Directors empowered by the entire Board of Directors to call such meetings, but such special meetings may not be called by a stockholder or any other person or persons.

STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Allied Waste By-laws establish advance notice procedures with regard to the nomination (other than by or at the direction of the Board of Directors of Allied Waste) of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of the stockholders of Allied Waste. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of Allied Waste prior to the meeting at which directors are to be elected. The procedures also provide that at any annual meeting of the stockholders, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of the Board of Directors or by a stockholder who has timely given prior written notice to the Secretary of Allied Waste of such stockholder's intention to bring such business before the meeting. To be timely, a notice given with respect to the nomination of directors or any other matter to be considered at an annual meeting of the stockholders generally must be received at the principal executive offices of Allied Waste not less than 75 days nor more than 120 days in advance of the anniversary date of the previous year's annual meeting of the stockholders; provided, however, that if the date of the annual meeting has been changed to more than 30 days before the anniversary date or more than 60 days after such date, such notice must be received by Allied Waste on the later of the 75th day prior to the scheduled date of the annual meeting or the 15th day following the date on which the first public announcement of the meeting date is made by Allied Waste. To be in proper form, the notice must contain certain information specified in the Allied Waste By-laws. No person shall be eligible for election as a director unless nominated by or at the direction of the Board of Directors of Allied Waste or in accordance with the foregoing procedures. Similarly, no stockholder proposal may be presented at any meeting of the stockholders of Allied Waste unless these procedures have been complied with.

     The American Bylaws do not provide for any special advance notice provisions with regard to the nomination of candidates for election as directors or with regard to matters to be brought before an annual or special meeting of the stockholders of American.

AMENDMENT OF CERTAIN CHARTER PROVISIONS

     Neither the Allied Waste Restated Certificate of Incorporation nor the American Amended Restated Certificate of Incorporation provides for any special charter amendment procedures, other than as provided in the DGCL.

AMENDMENT OF BYLAWS

     The American Bylaws may be amended or repealed, or new or additional Bylaws adopted by the Board of Directors of American or by the vote of the stockholders of American entitled to vote in the election of directors. The Allied Waste Certificate and the Allied Waste By-laws provide that the Board of Directors is expressly and solely authorized to make, alter or repeal the Allied Waste By-laws, or adopt new bylaws, without any action on the part of the stockholders of Allied Waste; provided, however, that no such adoption, amendment or repeal shall be valid with respect to bylaw provisions which have been adopted, amended or repealed by the stockholders of Allied Waste; and further provided, that bylaws adopted or amended by the directors of Allied Waste and any powers thereby conferred may be amended, altered or repealed by the stockholders of Allied Waste.

AUTHORIZED CAPITAL STOCK

     The Allied Waste Restated Certificate of Incorporation currently provides that Allied Waste has the authority to issue 200,000,000 shares of Allied Waste Common Stock and 10,000,000 shares of its preferred stock, par value $.10 per share (the "Allied Waste Preferred Stock"). At the Allied Waste Special Meeting, the stockholders of Allied Waste are being asked to approve an amendment to the Allied Waste Restated Certificate of Incorporation to increase the number of authorized shares of Allied Waste Common Stock to 300,000,000. No shares of Allied Waste Preferred Stock are outstanding. The American Amended Restated Certificate of Incorporation provides that American has the authority to issue 60,000,000 shares of American Common Stock, and 5,000,000 shares of its preferred stock, par value $.01 per share (the "American Preferred Stock"). No shares of American Preferred Stock are outstanding.

DELAWARE ANTI-TAKEOVER LAW

     Both Allied Waste and American are Delaware corporations and consequently are subject to certain anti-takeover provisions of the DGCL and, following consummation of the Merger, Allied Waste will continue to be subject to these provisions. The business combination provision contained in Section 203 of the DGCL ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or (ii) the corporation, by the action of its stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (such amendment will not be effective until

12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

     Since neither Allied Waste nor American has elected out of Section 203, such section currently applies to Allied Waste and American and will continue to apply to Allied Waste following the Merger. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of American or Allied Waste (including Allied Waste following the Merger).

                           ALLIED WASTE AND AMERICAN

                          COMBINED UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

     The following combined unaudited pro forma condensed financial statements at June 30, 1998 and for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 are based upon the historical consolidated financial statements of Allied Waste, as restated for the acquisitions through June 30, 1998 accounted for using the pooling-of-interests method for business combinations, and of American and should be read in conjunction with those consolidated financial statements and related notes. Such financial statements, as previously filed with the Commission under the Exchange Act are incorporated by reference in this Joint Proxy Statement and Prospectus. These combined unaudited pro forma condensed financial statements give effect to the Merger by combining the results of operations of Allied Waste and American using the pooling-of-interests method of accounting as if the companies had been combined since their inception. These combined unaudited pro forma condensed financial statements are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results.

                           ALLIED WASTE AND AMERICAN

              COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 JUNE 30, 1998

     The following combined unaudited pro forma condensed balance sheet presents the combined financial position of Allied Waste and American as of June 30, 1998. Such unaudited pro forma combined information is based on the historical unaudited condensed consolidated balance sheets of Allied Waste (as restated) and American as of June 30, 1998, after giving effect to the Merger using the "pooling of interests" method of accounting and to the pro forma adjustments as described in the notes to combined unaudited pro forma condensed financial statements.

                                                                          PRO FORMA       COMBINED
                                               ALLIED WASTE   AMERICAN   ADJUSTMENTS     PRO FORMA
                                               ------------   --------   -----------     ----------
                                                                  (IN THOUSANDS)
Assets:
Current assets:
  Cash and cash equivalents..................   $   14,494    $ 21,268    $ 45,397(a)    $   35,762
                                                                           (45,397)(d)
  Other current assets.......................      238,388      34,755          --          273,143
                                                ----------    --------    --------       ----------
     Total current assets....................      252,882      56,023          --          308,905
     Property and equipment, net.............    1,424,986     195,994          --        1,620,980
     Goodwill, net...........................      915,479     296,351          --        1,211,830
     Other assets............................       81,698      11,541                       93,239
                                                ----------    --------    --------       ----------
     Total assets............................   $2,675,045    $559,909    $     --       $3,234,954
                                                ==========    ========    ========       ==========
Liabilities and Stockholders' Equity:
  Current liabilities........................   $  229,152    $ 35,766    $(12,024)(c)   $  288,894
                                                                            36,000(b)
  Current portion of long-term debt..........       43,601       3,255          --           46,856
                                                ----------    --------    --------       ----------
     Total current liabilities...............      272,753      39,021      23,976          335,750
  Long-term debt, net of current portion.....    1,474,851       1,281     (45,397)(d)    1,430,735
  Other long-term liabilities................      271,258      31,299          --          302,557
  Stockholders' equity.......................      656,183     488,308      45,397(a)     1,165,912
                                                                           (36,000)(b)
                                                                            12,024(c)
                                                ----------    --------    --------       ----------
Total liabilities and stockholders' equity...   $2,675,045    $559,909    $     --       $3,234,954
                                                ==========    ========    ========       ==========

   See notes to combined unaudited pro forma condensed financial statements.

                           ALLIED WASTE AND AMERICAN

                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

     The following combined unaudited pro forma condensed statement of operations for the six months ended June 30, 1998 was prepared based on the historical statement of operations of Allied Waste (as restated) and American for such period after giving effect to the Merger using the pooling-of-interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                               ALLIED WASTE     AMERICAN
                                                SIX MONTHS     SIX MONTHS
                                                  ENDED          ENDED
                                                 JUNE 30,       JUNE 30,      PRO FORMA     COMBINED
                                                   1998           1998       ADJUSTMENTS    PRO FORMA
                                               ------------    ----------    -----------    ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.....................................    $576,350       $97,655        $    --      $674,005
Costs and expenses:
  Cost of operations.........................     320,370        54,159             --       374,529
  Selling, general and administrative........      56,296        11,111             --        67,407
  Depreciation and amortization..............      68,768        14,484             --        83,252
  Acquisition related and non-recurring
     costs...................................      45,143            --             --        45,143
                                                 --------       -------        -------      --------
Operating income.............................      85,773        17,901             --       103,674
  Interest expense...........................      41,451           743         (1,612)(a)    40,582
  Interest income............................      (1,167)           --             --        (1,167)
  Other income, net..........................          --          (227)            --          (227)
                                                 --------       -------        -------      --------
Income before income taxes...................      45,489        17,385          1,612        64,486
Income tax expense...........................      26,611         6,780            645        34,036
                                                 --------       -------        -------      --------
Net income available to common shareholders
  before extraordinary items.................    $ 18,878       $10,605        $   967      $ 30,450
                                                 ========       =======        =======      ========
Earnings per common share before
  extraordinary items........................    $   0.15                                   $   0.17
                                                 ========                                   ========
Weighted average number of common and common
  equivalent shares outstanding..............     128,380                                    176,344
                                                 ========                                   ========

   See notes to combined unaudited pro forma condensed financial statements.

                           ALLIED WASTE AND AMERICAN

                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

     The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1997 was prepared based on the historical statement of operations of Allied Waste (as restated) and American for such year after giving effect to the Merger using the pooling-of-interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                           ALLIED WASTE      AMERICAN
                                           SUPPLEMENTAL    SUPPLEMENTAL
                                            PRO FORMA       PRO FORMA
                                            YEAR ENDED      YEAR ENDED
                                           DECEMBER 31,    DECEMBER 31,     PRO FORMA      COMBINED
                                             1997(I)         1997(II)      ADJUSTMENTS    PRO FORMA
                                           ------------    ------------    -----------    ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.................................   $1,098,529       $140,889       $     --      $1,239,418
Costs and expenses:
  Cost of operations.....................      630,932         76,513             --         707,445
  Selling, general and administrative....      129,841         18,806             --         148,647
  Depreciation and amortization..........      130,086         24,511             --         154,597
  Acquisition related and non-recurring
     costs...............................        5,010             --             --           5,010
                                            ----------       --------       --------      ----------
Operating income.........................      202,660         21,059             --         223,719
  Interest expense.......................       82,558          1,681         (3,405)(a)      80,834
  Interest income........................       (1,969)          (201)            --          (2,170)
  Other income, net......................       (1,076)          (274)            --          (1,350)
                                            ----------       --------       --------      ----------
Income before income taxes...............      123,147         19,853          3,405         146,405
Income tax expense.......................       42,784          6,933          1,362          51,079
                                            ----------       --------       --------      ----------
Net income before extraordinary items....       80,363         12,920          2,043          95,326
Preferred dividends......................         (381)            --             --            (381)
                                            ----------       --------       --------      ----------
Income available to common shareholders
  before extraordinary items.............   $   79,982       $ 12,920       $  2,043      $   94,945
                                            ==========       ========       ========      ==========
Earnings per common share before
  extraordinary items....................   $     0.62                                    $     0.54
                                            ==========                                    ==========
Weighted average number of common and
  common equivalent shares outstanding...      128,820                                       176,784
                                            ==========                                    ==========

---------------
 (i) The unaudited Allied Waste supplemental pro forma condensed statement of operations for the year ended December 31, 1997 is based upon the historical consolidated financial statements of Allied Waste (as restated) and should be read in connection with those consolidated financial statements and related notes, which are included elsewhere herein. The Allied Waste unaudited supplemental pro forma condensed statement of operations gives effect to the Allied Waste issuance of 16.3 million common shares in September 1998 and the repayment of $271 million debt at 7.6% interest therefrom as if it had occurred on January 1, 1997.

(ii) The unaudited American supplemental pro forma condensed statement of operations for the year ended December 31, 1997 is based upon the historical consolidated financial statements of American and should be read in connection with those consolidated financial statements and related notes, which are included elsewhere herein. The American unaudited supplemental pro forma condensed statement of operations gives effect to:
     (i) the acquisition of Fred B. Barbara Companies, Liberty Disposal, Inc. and Evansville, Indiana Operations of Waste Management, Inc. (collectively the "American Significant Acquisitions") and (ii) the American issuances in May 1997 and October 1997 of common stock (collectively the "American Financings") and the repayment of $25.2 million of debt at 8.25% interest on May 13, 1997 and $55.8 million of debt at 8.25% interest on October 23, 1997 from the proceeds therefrom as if the American Significant Acquisitions and American Financings had occurred on January 1, 1997.
      See notes to combined unaudited pro forma condensed financial statements.

                           ALLIED WASTE AND AMERICAN

                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

     The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1996 was prepared based on the historical statement of operations of Allied Waste (as restated) and American for such year after giving effect to the Merger using the pooling-of-interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                             ALLIED WASTE      AMERICAN
                                              YEAR ENDED      YEAR ENDED
                                             DECEMBER 31,    DECEMBER 31,     PRO FORMA     COMBINED
                                                 1996            1996        ADJUSTMENTS    PRO FORMA
                                             ------------    ------------    -----------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...................................    $489,019        $56,804         $    --      $545,823
Costs and expenses:
  Cost of operations.......................     310,790         30,376              --       341,166
  Selling, general and administrative......      73,573          8,328              --        81,901
  Depreciation and amortization............      50,110         12,334              --        62,444
  Acquisition related and non-recurring
     costs.................................      96,508             --              --        96,508
                                               --------        -------         -------      --------
Operating income (loss)....................     (41,962)         5,766              --       (36,196)
  Interest expense.........................      14,264          5,745          (4,596)(a)    15,413
  Interest income..........................      (2,219)          (260)             --        (2,479)
  Other income, net........................          --           (179)             --          (179)
                                               --------        -------         -------      --------
Loss before income taxes...................     (54,007)           460           4,596       (48,951)
Income tax expense.........................         109            245           1,838         2,192
                                               --------        -------         -------      --------
Net loss before extraordinary items........     (54,116)           215           2,758       (51,143)
Preferred dividends........................      (1,073)          (109)             --        (1,182)
                                               --------        -------         -------      --------
Loss available to common shareholders
  before extraordinary items...............    $(55,189)       $   106         $ 2,758      $(52,325)
                                               ========        =======         =======      ========
Loss per common share before extraordinary
  items....................................    $  (0.68)                                    $  (0.40)
                                               ========                                     ========
Weighted average number of common and
  common equivalent shares outstanding.....      81,442                                       129,406
                                               ========                                     ========

   See notes to combined unaudited pro forma condensed financial statements.

                           ALLIED WASTE AND AMERICAN

                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

     The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1995 was prepared based on the historical statement of operations of Allied Waste (as restated) and American for such year after giving effect to the Merger using the pooling-of-interests method of accounting and to the pro forma adjustments described in the notes to combined historical unaudited pro forma condensed financial statements.

                                             ALLIED WASTE      AMERICAN
                                              YEAR ENDED      YEAR ENDED
                                             DECEMBER 31,    DECEMBER 31,     PRO FORMA     COMBINED
                                                 1995            1995        ADJUSTMENTS    PRO FORMA
                                             ------------    ------------    -----------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...................................    $461,841        $30,004         $    --      $491,845
Cost and expenses:
  Cost of operations.......................     293,324         17,286              --       310,610
  Selling, general and administrative......      67,203          5,882              --        73,085
  Depreciation and amortization............      44,219          6,308              --        50,527
  Acquisition related and non-recurring
     costs.................................       1,531             --              --         1,531
                                               --------        -------         -------      --------
Operating income...........................      55,564            528              --        56,092
  Interest expense.........................      16,486          3,030          (4,199)(a)    15,317
  Interest income..........................        (735)          (189)             --          (924)
                                               --------        -------         -------      --------
Income before income taxes.................      39,813         (2,313)          4,199        41,699
Income tax expense.........................      10,571            332           1,680        12,583
                                               --------        -------         -------      --------
Net income before extraordinary items......      29,242         (2,645)          2,519        29,116
Preferred dividends........................      (4,070)          (190)             --        (4,260)
Conversion fee on equity securities
  converted................................      (2,151)            --              --        (2,151)
                                               --------        -------         -------      --------
Income (loss) available to common
  shareholders before extraordinary
  items....................................    $ 23,021        $(2,835)        $ 2,519      $ 22,705
                                               ========        =======         =======      ========
Earnings per common share before
  extraordinary items......................    $   0.35                                     $   0.20
                                               ========                                     ========
Weighted average number of common and
  common equivalent shares outstanding.....      67,762                                      115,726
                                               ========                                     ========

   See notes to combined unaudited pro forma condensed financial statements.

                           ALLIED WASTE AND AMERICAN

                NOTES TO COMBINED UNAUDITED PRO FORMA CONDENSED
                              FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The combined unaudited pro forma condensed financial statements assume the issuance of Allied Waste Common Stock in exchange for all outstanding American Common Stock. Such financial statements also assume that the Merger will be accounted for using the pooling-of-interests method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling-of-interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from their inception. Additionally, supplemental pro forma statements of operations for the year ended December 31, 1997 have been presented for each of Allied Waste and American to reflect acquisitions and financing transactions deemed to be significant to Allied Waste or American, respectively, during 1998 and 1997.

     Pursuant to the rules and regulations of the Commission, the combined unaudited pro forma condensed statements of operations exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. In addition, the combined unaudited pro forma condensed balance sheet includes an adjustment for estimated non-recurring costs directly related to the Merger which are expected to be included in operations of Allied Waste within the twelve months succeeding the consummation of the Merger. Such costs are currently estimated to be approximately $36 million, net of income taxes.

     Certain reclassifications have been made to the historical financial statements of Allied Waste and American to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma condensed financial statements.

2.  PRO FORMA ADJUSTMENTS

     The pro forma adjustments reflected in the pro forma combined financial statements give effect to the following:

     PRO FORMA COMBINED BALANCE SHEET

     (a) In connection with the Merger, it is anticipated that all outstanding options to purchase American Common Stock will be exercised in exchange for a number of shares of American Common Stock. The American Common Stock will then be exchanged for Allied Waste Common Stock in accordance with the Exchange Ratio. This adjustment reflects the cash received for the exercise price of the options.

     (b) Reflects the resulting reduction to stockholders' equity and increase in accrued liabilities for the estimated non-recurring costs of $36 million, net of income taxes, related to the Merger. Actual non-recurring merger costs may vary from such estimates.

     (c) To reflect the tax deduction for the compensation expense associated with the exercise of the stock options. The estimated resulting benefit of $12.0 million (40% of the estimated compensation expense of $30.1 million) is reflected as a reduction in accrued liabilities and as an increase in additional paid-in capital net of the par value of the stock issued.

     (d) To reflect the repayment of debt with the proceeds from the exercise of the options.

     PRO FORMA COMBINED AND SUPPLEMENTAL STATEMENT OF OPERATIONS

     (a) To reflect the reduction of interest expense resulting from the repayment of approximately $45.4 million of indebtedness, with the proceeds from the exercise of the options discussed above, at interest rates of

9.25%, 10.125%, 7.5%, and 7.1% for the periods ended December 31, 1995, 1996,
1997 and June 30, 1998, respectively.

3.  NET INCOME (LOSS) PER COMMON SHARE

     Pro forma net income (loss) per common share is calculated by dividing pro forma net income to common shareholders less dividend requirements on the Series C preferred stock, Series D preferred stock and 7% preferred stock by the pro forma weighted average common and common equivalent shares outstanding during the period. Pro forma weighted average common and common equivalent shares have been computed as follows (in thousands):

                                               SIX MONTHS       YEAR ENDED DECEMBER 31,
                                                  ENDED       ---------------------------
                                              JUNE 30, 1998    1997      1996      1995
                                              -------------   -------   -------   -------
Historical weighted average common shares...     124,293      107,123    81,442    60,636
Common stock equivalents --
  Stock options and warrants................       3,208        6,126        --     1,771
Effect of Series C preferred stock, assumed
  converted.................................          --           --        --       234
Effect of Series D preferred stock, assumed
  converted.................................          --           --        --       764
Effect of 7% preferred stock, assumed
  converted.................................          --          762        --        --
Effect of convertible notes, assumed
  converted.................................          --          173        --     2,655
Effect of shares assumed issued pursuant to
  earn out agreements.......................         879          753        --     1,702
Pro forma effect of issuing common shares
  related to the Allied Waste equity
  offering..................................          --       13,883        --        --
                                                 -------      -------   -------   -------
                                                 128,380      128,820    81,442    67,762
Pro forma effect of issuing common shares
  related to the Merger.....................      47,964       47,964    47,964    47,964
                                                 -------      -------   -------   -------
Pro forma weighted average number of common
  and common equivalent shares
  outstanding...............................     176,344      176,784   129,406   115,726
                                                 =======      =======   =======   =======

                               MARKET PRICE DATA

MARKET INFORMATION

     Allied Waste Common Stock is traded on the Nasdaq Stock Market under the symbol "AWIN." American Common Stock is traded on the Nasdaq Stock Market under the symbol "ADSI." The following table sets forth the range of high and low per share sale prices for the Allied Waste Common Stock and the American Common Stock as reported on the Nasdaq Stock Market, for the period from January 1,
1996 through             , 1998.

                                                                ALLIED WASTE          AMERICAN
                                                                   COMMON              COMMON
                                                                   STOCK               STOCK
                                                              ----------------    ----------------
                                                               HIGH      LOW       HIGH      LOW
                                                              ------    ------    ------    ------
1996
  First Quarter.............................................   $ 9 1/4   $ 6 1/2   $ *       $ *
  Second Quarter............................................    10 3/8     8         *         *
  Third Quarter.............................................    10 1/8     6 7/16   18 1/4     9
  Fourth Quarter............................................     9 5/8     8        18 1/2    15 1/2
1997
  First Quarter.............................................   $ 9 7/8   $ 7 1/4   $18       $16 1/2
  Second Quarter............................................    18 1/8     8        25 1/16   16 3/8
  Third Quarter.............................................    20 1/8    14 1/4    33 3/4    21
  Fourth Quarter............................................    24 3/8    18 3/8    37 1/2    29
1998
  First Quarter.............................................   $25 3/8   $19 5/8   $38 1/4   $32 1/4
  Second Quarter............................................    28 7/16   23 9/16   46 7/8    37 5/16
  Third Quarter (through             )

---------------
* American completed an initial public offering of shares of American Common Stock at a sales price of $9.00 per share on July 30, 1996. Prior to that date, shares of American Common Stock were not publicly traded.

     On August 10, 1998, the last trading day completed prior to announcement by Allied Waste and American that they had reached an agreement concerning the Merger, the closing sale price of Allied Waste Common Stock as reported on the
Nasdaq Stock Market was $     per share, and the closing sale price of American
Common Stock as reported on the Nasdaq Stock Market was $     per share.
Assuming the Merger had occurred on such date, the equivalent market value per share of American Common Stock, calculated by multiplying the closing sale price
of Allied Waste Common Stock by the Exchange Ratio, would have been $          .

     On             , 1998, the last trading day prior to the date of this Joint
Proxy Statement and Prospectus, the closing sale price of Allied Waste Common
Stock as reported on the Nasdaq Stock Market was $     per share, the closing
sale price of American Common Stock as reported on the Nasdaq Stock Market was
$
per share, and the "implied per share price" (as defined below) of American
Common Stock was $          . The "implied per share price" of American Common
Stock on such date equals the closing price per share of Allied Waste on such date multiplied by the Exchange Ratio. The market prices of shares of Allied Waste Common Stock and American Common Stock are subject to fluctuation. The market price of Allied Waste Common Stock on the Closing Date, the date shares of Allied Waste Common Stock are received by holders of American Common Stock, or the date on which such shares of Allied Waste Common Stock are eventually sold, may be more or less than the price of Allied Waste Common Stock as of the date of this Joint Proxy Statement and Prospectus. As a result, stockholders are urged to obtain current market quotations.

     Following the Merger, Allied Waste Common Stock will continue to be traded on the Nasdaq Stock Market under the symbol "AWIN", and the listing of American Common Stock on the Nasdaq Stock Market will be terminated.

DIVIDEND INFORMATION

     Allied Waste has never declared or paid cash dividends on its Common Stock. Allied Waste currently expects to retain its earnings for its business and does not anticipate paying dividends on its Common Stock at any time in the foreseeable future. In addition, Allied Waste is prohibited from paying cash dividends on Allied Waste Common Stock by the terms of certain credit and debt agreements. The decision whether to apply legally available funds to the payment of dividends on Allied Waste Common Stock will be made by the Allied Waste Board of Directors from time to time in the exercise of its business judgment.

     American has never paid cash dividends on its Common Stock. In addition, payment of dividends on the American Common Stock is restricted by the terms of American's bank credit agreement.

                   DESCRIPTION OF ALLIED WASTE CAPITAL STOCK

     Allied Waste is currently authorized to issue 200,000,000 shares of Allied
Waste Common Stock, par value $.01 per share, of which                shares
were outstanding on the Allied Waste Record Date, and 10,000,000 shares of Preferred Stock, none of which are outstanding. If the Charter Amendment is approved at the Allied Waste Special Meeting, the number of authorized shares of Allied Waste Common Stock will increase to 300,000,000.

COMMON STOCK

     Each holder of Allied Waste Common Stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a plurality of shares voting for the election of directors can elect all members of the Allied Waste Board of Directors.

     Subject to the rights of any holders of Preferred Stock, holders of record of shares of Allied Waste Common Stock are entitled to receive ratably dividends when and if declared by the Allied Waste Board of Directors out of funds of Allied Waste legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation of Allied Waste, holders of Allied Waste Common Stock are entitled to participate ratably in any distribution of the assets of Allied Waste, subject to any prior rights of holders of any outstanding Preferred Stock.

     Holders of Allied Waste Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of Allied Waste Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Allied Waste Board of Directors is authorized, without further approval of the stockholders, to issue the Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges and limitations. The Board of Directors of Allied Waste, without stockholder approval, may issue Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of Allied Waste Common Stock, and dividend or liquidation preferences that would restrict Common Stock dividends or adversely affect the assets available for distribution to holders of shares of Common Stock upon Allied Waste's dissolution.

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of Allied Waste Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors of Allied Waste from time to time without further shareholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Allied Waste Common Stock is American Stock Transfer and Trust Company.

                                 LEGAL MATTERS

     The validity of the Allied Waste Common Stock to be issued in connection with the Merger will be passed upon by Steven Helm, Vice President, Legal, of
Allied Waste. As of           , 1998, Steven Helm beneficially owned
shares of Allied Waste Common Stock. Certain tax consequences of the Merger will be passed upon for Allied Waste by Fried, Frank, Harris, Shriver & Jacobson, a partnership which includes professional corporations, and for American by Proskauer Rose LLP, New York, New York. Stephen W. Rubin, a member of Proskauer Rose LLP, is a director of American.

                                    EXPERTS

     The audited consolidated financial statements of Allied Waste incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated balance sheets of American as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 of American incorporated by reference in this Joint Proxy Statement and Prospectus have been incorporated herein in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

     The respective Boards of Directors of Allied Waste and American do not know of any other matters to be presented for action at the Allied Waste Special Meeting or the American Special Meeting other than those listed in their respective Notices of Meeting and referred to herein. If any other matter should properly come before the Allied Waste Special Meeting or the American Special Meeting, respectively, or any adjournment thereof, it is intended that the proxies solicited hereby be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                 STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETINGS

     As described in Allied Waste's proxy statement on Schedule 14A relating to its 1998 Annual Meeting of Stockholders, any proposals of stockholders of Allied Waste to be considered for inclusion in the Proxy Statement for Allied Waste's 1999 annual meeting of stockholders must be received by Allied Waste at its
principal executive offices no later than             for inclusion in Allied
Waste's proxy materials. To be eligible to be considered at an annual meeting of stockholders of Allied Waste, a stockholder proposal must be made in a timely manner. Under Allied Waste's Bylaws, in order for a stockholder proposal to be timely a notice must be given to Allied Waste no more than 120 days and no less than 75 days before the anniversary date of the immediately preceding annual meeting of stockholders except in certain circumstances. Any stockholder proposals included in Allied Waste proxy solicitation materials for its 1999 annual meeting or otherwise to be considered at such meeting shall be subject to the requirements of Allied Waste's Bylaws and the proxy rules adopted under the Exchange Act. See "Comparative Rights of Stockholders of Allied Waste and American -- Stockholder Nominations and Proposals."

     As described in American's proxy statement on Schedule 14A relating to its 1998 Annual Meeting of Stockholders, any proposals of stockholders of American to be considered for inclusion in the Proxy Statement for American's 1999 annual meeting of stockholders (if the Merger is not consummated) must be received by
American at its principal executive offices no later than             for
inclusion in American's proxy materials. To be eligible to be considered at an annual meeting of stockholders of American, a stockholder proposal must be made in a timely manner. Any stockholder proposals included in American proxy solicitation materials for its 1999 annual meeting (if the Merger is not consummated) or otherwise to be considered at such meeting shall be subject to the requirements of American's Bylaws and the proxy rules adopted under the Exchange Act. See "Comparative Rights of Stockholders of Allied Waste and American -- Stockholder Nominations and Proposals."

                     MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Allied Waste and American is set forth in or incorporated by reference in the Annual Reports on Form 10-K and 10-K/A for the year ended December 31, 1997 of Allied Waste and American, respectively, which are incorporated by reference in this Joint Proxy Statement Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." Stockholders who wish to obtain copies thereof may contact Allied Waste and American at their respective addresses and telephone numbers set forth under "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                          DATED AS OF AUGUST 10, 1998
                                  BY AND AMONG
                         ALLIED WASTE INDUSTRIES, INC.,
                        AWIN II ACQUISITION CORPORATION
                                      AND
                        AMERICAN DISPOSAL SERVICES, INC.

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
ARTICLE I THE MERGER........................................................   A-5
  SECTION 1.1   The Merger..................................................   A-5
  SECTION 1.2   Effective Time of the Merger................................   A-5
ARTICLE II THE SURVIVING AND PARENT CORPORATIONS............................   A-5
  SECTION 2.1   Certificate of Incorporation................................   A-5
  SECTION 2.2   Bylaws......................................................   A-5
  SECTION 2.3   Directors...................................................   A-5
  SECTION 2.4   Officers....................................................   A-5
ARTICLE III CONVERSION OF SHARES............................................   A-6
  SECTION 3.1   Conversion of Company Shares in the Merger..................   A-6
  SECTION 3.2   Conversion of Subsidiary Shares.............................   A-6
  SECTION 3.3   Exchange of Certificates....................................   A-6
  SECTION 3.4   No Fractional Securities....................................   A-7
  SECTION 3.5   Closing.....................................................   A-8
  SECTION 3.6   Closing of the Company's Transfer Books.....................   A-8
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY..........
                                                                               A-8
  SECTION 4.1   Organization and Qualification..............................   A-8
  SECTION 4.2   Capitalization..............................................   A-8
  SECTION 4.3   Subsidiaries................................................   A-9
  SECTION 4.4   Authority; Non-Contravention; Approvals.....................   A-9
  SECTION 4.5   Reports and Financial Statements............................  A-10
  SECTION 4.6   Absence of Undisclosed Liabilities..........................  A-11
  SECTION 4.7   Absence of Certain Changes or Events........................  A-11
  SECTION 4.8   Litigation..................................................  A-11
  SECTION 4.9   Registration Statement and Proxy Statement..................  A-11
  SECTION 4.10  No Violation of Law.........................................  A-12
  SECTION 4.11  Compliance with Agreements..................................  A-12
  SECTION 4.12  Taxes.......................................................  A-12
  SECTION 4.13  Employee Benefit Plans; ERISA...............................  A-13
  SECTION 4.14  Labor Controversies.........................................  A-14
  SECTION 4.15  Environmental Matters.......................................  A-14
  SECTION 4.16  Non-competition Agreements..................................  A-15
  SECTION 4.17  Title to Assets.............................................  A-15
  SECTION 4.18  Reorganization and Pooling of Interests.....................  A-15
  SECTION 4.19  Parent Stockholders' Approval...............................  A-16
  SECTION 4.20  Brokers and Finders.........................................  A-16
  SECTION 4.21  Opinion of Financial Advisor................................  A-16
  SECTION 4.22  Ownership of Company Common Stock...........................  A-16

                                                                              PAGE
                                                                              ----
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................  A-16
  SECTION 5.1   Organization and Qualification..............................  A-16
  SECTION 5.2   Capitalization..............................................  A-16
  SECTION 5.3   Subsidiaries................................................  A-17
  SECTION 5.4   Authority; Non-Contravention; Approvals.....................  A-17
  SECTION 5.5   Reports and Financial Statements............................  A-18
  SECTION 5.6   Absence of Undisclosed Liabilities..........................  A-19
  SECTION 5.7   Absence of Certain Changes or Events........................  A-19
  SECTION 5.8   Litigation..................................................  A-19
  SECTION 5.9   Registration Statement and Proxy Statement..................  A-19
  SECTION 5.10  No Violation of Law.........................................  A-19
  SECTION 5.11  Compliance with Agreements..................................  A-20
  SECTION 5.12  Taxes.......................................................  A-20
  SECTION 5.13  Employee Benefit Plans; ERISA...............................  A-20
  SECTION 5.14  Labor Controversies.........................................  A-22
  SECTION 5.15  Environmental Matters.......................................  A-22
  SECTION 5.16  Non-competition Agreements..................................  A-22
  SECTION 5.17  Title to Assets.............................................  A-22
  SECTION 5.18  Reorganization and Pooling of Interests.....................  A-23
  SECTION 5.19  Company Stockholders' Approval..............................  A-23
  SECTION 5.20  Brokers and Finders.........................................  A-23
  SECTION 5.21  Opinion of Financial Advisor................................  A-23
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER...........................  A-23
  SECTION 6.1   Conduct of Business by the Company Pending the Merger.......  A-23
                Conduct of Business by Parent and Subsidiary Pending the
  SECTION 6.2   Merger......................................................  A-25
  SECTION 6.3   Control of the Company's Operations.........................  A-26
  SECTION 6.4   Control of Parent's Operations..............................  A-26
  SECTION 6.5   Acquisition Transactions....................................  A-26
ARTICLE VII ADDITIONAL AGREEMENTS...........................................  A-27
  SECTION 7.1   Access to Information.......................................  A-27
  SECTION 7.2   Registration Statement and Proxy Statement..................  A-28
  SECTION 7.3   Stockholders' Approvals.....................................  A-28
  SECTION 7.4   Compliance with the Securities Act..........................  A-29
  SECTION 7.5   Exchange Listing............................................  A-29
  SECTION 7.6   Expenses and Fees...........................................  A-29
  SECTION 7.7   Agreement to Cooperate......................................  A-30
  SECTION 7.8   Public Statements...........................................  A-30
  SECTION 7.9   Notification of Certain Matters.............................  A-30
  SECTION 7.10  Directors' and Officers' Indemnification....................  A-31
  SECTION 7.11  Corrections to the Joint Proxy Statement/Prospectus and
                Registration Statement......................................  A-32
  SECTION 7.12  Employment and Consulting Agreements........................  A-32
ARTICLE VIII CONDITIONS.....................................................  A-33
                Conditions to Each Party's Obligation to Effect the
  SECTION 8.1   Merger......................................................  A-33
                Conditions to Obligation of the Company to Effect the
  SECTION 8.2   Merger......................................................  A-33
                Conditions to Obligations of Parent and Subsidiary to Effect
  SECTION 8.3   the Merger..................................................  A-34

                                                                              PAGE
                                                                              ----
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER................................  A-34
  SECTION 9.1   Termination.................................................  A-34
  SECTION 9.2   Effect of Termination.......................................  A-35
  SECTION 9.3   Amendment...................................................  A-36
  SECTION 9.4   Waiver......................................................  A-36
ARTICLE X GENERAL PROVISIONS................................................  A-36
  SECTION 10.1  Non-Survival of Representations and Warranties..............  A-36
  SECTION 10.2  Notices.....................................................  A-36
  SECTION 10.3  Interpretation..............................................  A-37
  SECTION 10.4  Miscellaneous...............................................  A-37
  SECTION 10.5  Counterparts................................................  A-37
  SECTION 10.6  Parties in Interest.........................................  A-37

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of August 10, 1998 (this "Agreement"), is made and entered into by and among Allied Waste Industries, Inc., a Delaware corporation ("Parent"), AWIN II Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Subsidiary"), and American Disposal Services, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of Parent, Subsidiary and the Company have approved the merger of Subsidiary with and into the Company on the terms set forth in this Agreement (the "Merger"); and

     WHEREAS, Parent, Subsidiary and the Company intend the Merger to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Subsidiary shall be merged with and into the Company and the separate existence of Subsidiary shall thereupon cease. The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

     SECTION 1.2 Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") as shall be stated in a certificate of merger, in a form mutually acceptable to Parent and the Company, to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.5. The parties acknowledge that it is their mutual desire and intent to consummate the Merger as soon as practicable after the date hereof. Accordingly, the parties shall, subject to the provisions hereof and to the fiduciary duties of their respective boards of directors, use all reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 3.5.

                                   ARTICLE II

                     THE SURVIVING AND PARENT CORPORATIONS

     SECTION 2.1 Certificate of Incorporation. The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, and (subject to Section 7.10 hereof) thereafter may be amended in accordance with its terms and as provided in the DGCL.

     SECTION 2.2 Bylaws. The Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time and (subject to Section 7.10 hereof) thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of the Surviving Corporation and the DGCL.

     SECTION 2.3 Directors. The directors of the Surviving Corporation shall be as designated in Section 2.3 of the Parent Disclosure Schedule (as defined in Article IV), and such directors shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     SECTION 2.4 Officers. The officers of Subsidiary in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation after the Effective Time, and such officers shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III

                              CONVERSION OF SHARES

     SECTION 3.1 Conversion of Company Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Parent or the Company:

          (a) each share of the common stock, par value $.01 per share, of the Company (the "Company Common Stock") shall, subject to Sections 3.3 and 3.4, be converted into the right to receive, without interest, 1.65 shares of the common stock, par value $.01 per share, of Parent ("Parent Common Stock") (the "Exchange Ratio");

          (b) each share of capital stock of the Company, if any, owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company immediately prior to the Effective Time shall be canceled and no consideration shall be paid in exchange therefor and shall cease to exist from and after the Effective Time; and

          (c) each unexpired warrant to purchase Company Common Stock that is outstanding at the Effective Time, whether or not exercisable, shall automatically and without any action on the part of the holder thereof be converted into a warrant to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could be purchased under such warrant multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the per share exercise price of such warrant divided by the Exchange Ratio.

     SECTION 3.2 Conversion of Subsidiary Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent as the sole stockholder of Subsidiary, each issued and outstanding share of common stock, par value $.01 per share, of Subsidiary ("Subsidiary Common Stock") shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

     SECTION 3.3  Exchange of Certificates.

     (a) From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall be entitled to receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent and the Company (the "Exchange Agent"), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.1(a). Notwithstanding any other provision of this Agreement, (i) until holders or transferees of certificates theretofore representing shares of Company Common Stock have surrendered them for exchange as provided herein, no dividends or other distributions shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made, and (ii) without regard to when such certificates representing shares of Company Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, there shall be paid to the holder of such certificate the amount of any dividends or other distributions which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

     (b) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any applicable transfer or other taxes required by reason of such issuance.

     (c) Within five days after the Effective Time, Parent shall make available to the Exchange Agent the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 3.4.

     (d) Within five days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") (i) a letter of transmittal satisfactory to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Company Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Company Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Company Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.1(a), and the Company Certificates so surrendered shall be canceled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (e) Promptly following the date which is twelve months after the Effective Time, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common Stock) and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to the Surviving Corporation or Parent and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Parent Common Stock, together with cash for the payment of any fractional shares referred to in Section 3.4, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, Subsidiary, the Company or the Surviving Corporation shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock, together with cash for the payment of any fractional shares referred to in
Section 3.4, delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (f) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Company Certificate the Parent Common Stock deliverable in respect thereof determined in accordance with this Article III, together with cash for the payment of any fractional shares referred to in Section 3.4. When authorizing such issuance in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to give the Surviving Corporation such indemnity as it may reasonably direct as protection against any claim that may be made against the Surviving Corporation with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

     SECTION 3.4 No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Merger and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Company Certificates for exchange pursuant to this Article III shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the average closing price of Parent Common Stock on the Nasdaq National Market, as reported by the Wall Street Journal, during the 20 trading days immediately preceding the Effective Time (the "Parent Average Trading Price").

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

     SECTION 3.5 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company as promptly as practicable (but in any event within five business days) following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as Parent and the Company shall agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

     SECTION 3.6 Closing of the Company's Transfer Books. At and after the Effective Time, holders of Company Certificates shall cease to have any rights as stockholders of the Company, except for the right to receive shares of Parent Common Stock pursuant to Section 3.1 and the right to receive cash for payment of fractional shares pursuant to Section 3.4. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for shares of Parent Common Stock in accordance with this Article III, together with cash for the payment of any fractional shares referred to in Section 3.4.

                                   ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY

     Parent and Subsidiary jointly and severally represent and warrant to the Company that, except as set forth in the Disclosure Schedule dated as of the date hereof and signed by an authorized officer of Parent (the "Parent Disclosure Schedule"), it being agreed that disclosure of any item on the Parent Disclosure Schedule shall be deemed disclosure with respect to all Sections of this Agreement if the relevance of such item is reasonably apparent from the face of the Parent Disclosure Schedule:

     SECTION 4.1 Organization and Qualification. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Subsidiary is qualified to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole (a "Parent Material Adverse Effect"). True, accurate and complete copies of each of Parent's and Subsidiary's certificates of incorporation and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to the Company.

     SECTION 4.2  Capitalization.

     (a) As of July 31, 1998, the authorized capital stock of Parent consisted of 200 million shares of Parent Common Stock and 10 million shares of preferred stock ("Parent Preferred Stock"). As of July 31, 1998, (i) 124,869,130 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 570,048 shares of Parent Common Stock and no shares of Parent Preferred Stock were held in the treasury of Parent, (iv) 7,138,728 shares of Parent Common Stock were reserved for issuance upon exercise of options issued and outstanding pursuant to the stock option plans of the Parent, (v) 0 shares of Parent Common Stock were reserved for issuance upon conversion of outstanding convertible debentures or notes of the Parent, and (vi) 647,827 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding warrants. Assuming conversion of all outstanding convertible debentures and outstanding convertible notes of the Parent and the exercise of all outstanding options, warrants or rights to purchase Parent Common Stock, as of July 31, 1998, there would be 132,655,685 shares of Parent Common Stock issued and outstanding. In addition, as of July 31, 1998, no more than 14,181,286 shares of Parent Common Stock were reserved for issuance in connection with pending acquisitions. Since July 31, 1998,

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

except as permitted by the Agreement, (i) no shares of capital stock of Parent have been issued except in connection with the exercise or conversion of the instruments referred to in the second sentence of this Section 4.2(a) and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of shares of capital stock of Parent have been issued, granted or made.

     (b) The authorized capital stock of Subsidiary consists of 1,000 shares of Subsidiary Common Stock, of which 100 shares are issued and outstanding, which shares are owned beneficially and of record by Parent.

     (c) Except as disclosed in the Parent SEC Reports (as defined in Section 4.5) or in Section 4.2(a) or as otherwise contemplated by this Agreement, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any subsidiary of Parent to grant, extend or enter into any such agreement or commitment. Except as disclosed in the Parent SEC Reports or as otherwise contemplated by this Agreement, there are no voting trusts, proxies or other agreements or understandings to which Parent or any subsidiary of Parent is a party or is bound with respect to the voting of any shares of capital stock of Parent. The shares of Parent Common Stock issued to stockholders of the Company in the Merger will be at the Effective Time duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights and will be issued in compliance with all applicable securities and other laws.

     SECTION 4.3 Subsidiaries. Each direct and indirect corporate subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and each subsidiary of Parent is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary; except in all cases where the failure to be so qualified and in good standing would not reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each corporate subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Parent, free and clear of any liens, claims, encumbrances, security interests, equities and options of any nature whatsoever except that such shares are pledged to secure Parent's credit facilities. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement. As used in this Agreement, the term "subsidiary" shall mean, when used with reference to any person or entity, any corporation, partnership, joint venture or other entity of which such person or entity (either acting alone or together with its other subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, joint venture or other entity.

     SECTION 4.4  Authority; Non-Contravention; Approvals.

     (a) Parent and Subsidiary each have full corporate power and authority to enter into this Agreement and, subject to the Parent Stockholders' Approval (as defined in Section 7.3(b)) and the Parent Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Boards of Directors of Parent and Subsidiary and the sole stockholder of Subsidiary, and no other corporate proceedings on the part of Parent or Subsidiary are necessary to authorize the execution and delivery of this Agreement or, except for the Parent Stockholders' Approval, the consummation by Parent and Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Subsidiary enforceable against each of them in accordance with its terms,

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

except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

     (b) The execution, delivery and performance of this Agreement by each of Parent and Subsidiary and the consummation of the Merger and the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective certificates of incorporation or bylaws of Parent or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Parent and Subsidiary of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Required Statutory Approvals and the Parent Stockholder's Approval, and
(y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties as specified in Section 4.4(b) of the Parent Disclosure Schedule. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b) (and whether resulting from such execution and delivery or consummation), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests or encumbrances that would not reasonably be expected to have a Parent Material Adverse Effect.

     (c) Except for (i) the filings by Parent required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Registration Statement and Joint Proxy Statement/ Prospectus (as such terms are defined in Section 4.9) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger, and (iv) any required filings with or approvals from the Nasdaq National Market, applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses
(i) through (iv) are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Subsidiary or the consummation by Parent or Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.5 Reports and Financial Statements. Since January 1, 1996, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent has previously delivered or made available to the Company copies (including all exhibits, post-effective amendments and supplements thereto) of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1997 and for the immediately preceding fiscal year, as filed with the SEC, (b) proxy

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

and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from January 1, 1996, until the date hereof, and (c) all other reports, including quarterly reports, and registration statements filed by Parent with the SEC since January 1, 1996 (other than registration statements filed on Form S-8) (the documents referred to in clauses (a), (b) and (c) filed prior to the date hereof are collectively referred to as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements of Parent included in the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (collectively, the "Parent Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended.

     SECTION 4.6 Absence of Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports or as heretofore disclosed to the Company in writing with respect to acquisitions or potential transactions or commitments, neither Parent nor any of its subsidiaries had at December 31, 1997, or has incurred since that date and as of the date hereof, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Parent Financial Statements or reflected in the notes thereto, or
(ii) which were incurred after December 31, 1997, and were incurred in the ordinary course of business and consistent with past practices; (b) liabilities, obligations or contingencies which (i) would not reasonably be expected to have a Parent Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof; and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of Parent and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

     SECTION 4.7 Absence of Certain Changes or Events. Since the date of the most recent Parent SEC Report that contains consolidated financial statements of Parent, there has not been any Parent Material Adverse Effect, except for changes that affect the industries in which Parent and its subsidiaries operate generally.

     SECTION 4.8 Litigation. Except as disclosed in the Parent SEC Reports, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the Merger or which if adversely determined would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in the Parent SEC Reports, neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.9 Registration Statement and Proxy Statement. None of the information to be supplied by Parent or its subsidiaries for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (such registration statement, together with any amendments thereof, being the "Registration Statement"), or (b) the proxy statement to be distributed in connection with the Company's and Parent's meetings of their respective stockholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Joint Proxy Statement/Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of stockholders of the Company and Parent to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the stockholders of the Company and Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/ Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Subsidiary with respect to information supplied by the Company or the stockholders of the Company for inclusion therein.

     SECTION 4.10 No Violation of Law. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its subsidiaries is in violation of, or has been given written notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which would not reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports, as of the date of this Agreement, to the knowledge of Parent, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Parent Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which would not reasonably be expected to have a Parent Material Adverse Effect. Parent and its subsidiaries are not in violation of the terms of any Parent Permit, except for delays in filing reports or violations which would not reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.11 Compliance with Agreements. Except as disclosed in the Parent SEC Reports, Parent and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, would result in a default under (a) the respective certificate of incorporation, bylaws or other similar organizational instruments of Parent or any of its subsidiaries, or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which Parent or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, other than, in the case of clause (b) of this Section 4.11, breaches, violations and defaults which would not reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.12  Taxes.

     (a) Parent and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns (as defined in Section 4.12(c)) required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not reasonably be expected to have a Parent Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision in accordance with generally accepted accounting principles for the payment of all Taxes (as defined in Section 4.12(b)) for all past and current periods which are due prior to the date hereof. The liabilities and reserves for Taxes reflected in the Parent balance sheet included in the latest Parent SEC Report to cover all Taxes for all periods ending at or prior to the date of such balance sheet have been determined in accordance with generally accepted accounting principles and there is no material liability for Taxes for any period beginning after such date other than Taxes arising in the ordinary course of business. There are no material liens for Taxes upon any property or assets of Parent or any subsidiary thereof, except for liens for Taxes not yet due or Taxes contested in good faith and adequately reserved against in accordance with generally accepted accounting principles. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of the Parent or any of its subsidiaries which would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor its subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Parent nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Parent other than agreements the consequences of which are fully and adequately reserved for in the Parent Financial Statements. Neither Parent nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined, or any other basis, and such term shall include any interest, fines, penalties or additional amounts of any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

     (c) For purposes of this Agreement, the term "Tax Return" shall mean any return, report or other document required to be supplied to a taxing authority in connection with Taxes.

     SECTION 4.13  Employee Benefit Plans; ERISA.

     (a) Except as disclosed in the Parent SEC Reports, at the date hereof, Parent and its subsidiaries do not maintain or contribute to or have any obligation or liability to or with respect to any material employee benefit plans, programs, arrangements or practices, including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code) (such plans, programs, arrangements or practices of Parent and its subsidiaries being referred to as the "Parent Plans"). The Parent Disclosure Schedule lists all Multi-employer Plans to which any of them makes contributions or has any obligation or liability to make material contributions. Neither Parent nor any of its subsidiaries maintains or has any material liability with respect to any Multiple Employer Plan. Neither Parent nor any of its subsidiaries has any obligation to create or contribute to any additional such plan, program, arrangement or practice or to amend any such plan, program, arrangement or practice so as to increase benefits or contributions thereunder, except as required under the terms of the Parent Plans, under existing collective bargaining agreements or to comply with applicable law.

     (b) Except as disclosed in the Parent SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or
Section 4975 of the Code with respect to any of the Parent Plans that could result in penalties, taxes or liabilities which would reasonably be expected to have a Parent Material Adverse Effect, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Parent Plans, (iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Parent Plans subject to Title IV of ERISA other than in a "standard termination" described in Section 4041(b) of ERISA, (iv) none of the Parent Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Parent Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Parent Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Parent SEC Reports as of December 31, 1997, based upon reasonable actuarial assumptions currently utilized for such Parent Plan, (vi) each of the Parent Plans has been operated and administered in accordance with applicable laws during the period of time covered by the applicable statute of limitations, except for failures to comply which would not reasonably be expected to have a Parent Material Adverse Effect, (vii) each of the Parent Plans which is intended to be "qualified" within the meaning of Section 401(a) of the

Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Parent Plans, and the period for making any such necessary retroactive amendments has not expired,
(viii) with respect to Multi-employer Plans, neither Parent nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the knowledge of Parent and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under such Sections 4203, 4204 and 4205, (ix) to the knowledge of Parent and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Parent Plans other than claims for benefits in the ordinary course, (x) Parent and its subsidiaries have no current material liability under Title IV of ERISA, and Parent and its subsidiaries do not reasonably anticipate that any such liability will be asserted against Parent or any of its subsidiaries, and (xi) no act, omission or transaction (individually or in the aggregate) has occurred with respect to any Parent Plan that has resulted or could result in any material liability (direct or indirect) of Parent or any subsidiary under Sections 409 or 502(c)(i) or (l) of ERISA or Chapter 43 of Subtitle (A) of the Code. None of the Parent Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code) or is required to provide security to a Parent Plan pursuant to Section 401(a)(29) of the Code.

     (c) The Parent SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

     SECTION 4.14 Labor Controversies. Except as disclosed in the Parent SEC Reports, (a) there are no significant controversies pending or, to the knowledge of Parent, threatened between Parent or its subsidiaries and any representatives of any of their employees, and (b) to the knowledge of Parent, there are no material organizational efforts presently being made involving any of the presently unorganized employees of Parent and its subsidiaries except for such controversies and organizational efforts which would not reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.15 Environmental Matters. (a) Except as disclosed in the Parent SEC Reports, (i) Parent and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws (defined in Section 4.15(b)), including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Parent or any of its subsidiaries contain any Hazardous Substance (defined in Section 4.15(c)) as a result of any activity of Parent or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) since January 1, 1996, neither Parent nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity indicating that Parent or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against Parent or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Parent or any of its subsidiaries as a result of any activity of Parent or any of its subsidiaries during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, and (vi) neither Parent, its subsidiaries nor any of their respective properties are subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (vi) that would not reasonably be expected to have a Parent Material Adverse Effect.

     (b) As used herein, "Environmental Law" means any Federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to
(x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term "Environmental Law" includes, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

     (c) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

     SECTION 4.16 Non-competition Agreements. Neither Parent nor any subsidiary of Parent is a party to any agreement which (i) purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, chemical or hazardous wastes, liquid and other wastes or any other material business currently engaged in by Parent or the Company, or any corporations affiliated with either of them, and (ii) would restrict or prohibit the Company or any subsidiary of the Company (other than the Company and its subsidiaries that are currently so restricted or prohibited) from engaging in any such business. None of Parent's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with Parent, restricts in any material respect Parent or any subsidiary of Parent from, directly or indirectly, engaging in any of the businesses described above.

     SECTION 4.17 Title to Assets. Parent and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Parent Financial Statements, except for such properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Parent's business operations (in the manner presently carried on by the Parent), or (iii) as disclosed in the Parent SEC Reports, and except for such matters which would not reasonably be expected to have a Parent Material Adverse Effect. All leases under which Parent leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than failures to be in good standing, valid and effective and defaults under such leases which would not reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 4.18 Reorganization and Pooling of Interests. None of the Parent, Subsidiary or, to their knowledge, any of their affiliates has taken or agreed or intends to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from (a) constituting a reorganization within the meaning of Section 368(a) of the Code or (b) being treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC (a "Pooling Transaction"). As of the date hereof, other than directors and officers of Parent and certain of their affiliates, to the knowledge of Parent, there are no "affiliates" of Parent, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act.

     SECTION 4.19 Parent Stockholders' Approval. The affirmative vote of stockholders of Parent required for approval and adoption of this Agreement and the Merger is a majority of the shares of Parent Common Stock outstanding and entitled to vote at a meeting of stockholders (in order to approve an amendment to the Articles of Incorporation of Parent to increase its authorized shares of Parent Common Stock in addition to the issuance of shares pursuant to the Merger).

     SECTION 4.20 Brokers and Finders. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Parent to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by Parent of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except for fees payable to Credit Suisse First Boston Corporation.

     SECTION 4.21 Opinion of Financial Advisor. The financial advisor of Parent, Credit Suisse First Boston Corporation, has rendered an opinion to the Board of Directors of Parent to the effect that as of the date of this Agreement the Exchange Ratio is fair to Parent from a financial point of view; it being understood and acknowledged by the Company that such opinion has been rendered for the benefit of the Board of Directors of Parent and is not intended to, and may not, be relied upon by the Company, its affiliates or their respective subsidiaries.

     SECTION 4.22 Ownership of Company Common Stock. Neither Parent nor any of its subsidiaries beneficially owns any shares of Company Common Stock as of the date hereof.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Subsidiary that, except as set forth in the disclosure schedule dated as of the date hereof and signed by an authorized officer of the Company (the "Company Disclosure Schedule"), it being agreed that disclosure of any item on the Company Disclosure Schedule shall be deemed disclosure with respect to all Sections of this Agreement if the relevance of such item is reasonably apparent from the face of the Company Disclosure Schedule:

     SECTION 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole (a "Company Material Adverse Effect"). True, accurate and complete copies of the Company's certificate of incorporation and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

     SECTION 5.2  Capitalization.

     (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock ("Company Preferred Stock"). As of June 30, 1998, (i) 24,638,895 shares of Company Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and free of preemptive rights, and no shares of Company Preferred Stock were issued and outstanding, (ii) no shares of Company Common Stock and no shares of Company

Preferred Stock were held in the treasury of the Company, (iii) 1,908,759 shares of Company Common Stock were reserved for issuance upon exercise of options issued and outstanding, and (iv) 48,788 shares of Company Common Stock were reserved for issuance upon exercise of outstanding warrants. Assuming the exercise of all outstanding options, warrants and rights to purchase Company Common Stock, as of June 30, 1998, there would be 26,596,442 shares of Company Common Stock issued and outstanding. In addition, as of June 30, 1998, no more than 2,542,896 shares of Company Common Stock were reserved for issuance in connection with pending acquisitions. Since June 30, 1998, except as permitted by the Agreement, (i) no shares of capital stock of the Company have been issued except in connection with the exercise of the instruments referred to in the second sentence of this Section 5.2(a) and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of shares of capital stock of the Company have been issued, granted or made.

     (b) Except as disclosed in the Company SEC Reports (as defined in Section 5.5) or as set forth in Section 5.2(b) of the Company Disclosure Schedule or in
Section 5.2(a), as of the date hereof there were no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment. Except as disclosed in the Company SEC Reports or as otherwise contemplated by this Agreement, there are no voting trusts, proxies or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company.

     SECTION 5.3 Subsidiaries. Each direct and indirect corporate subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and each subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary; except in all cases where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of each corporate subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities and options of any nature whatsoever, except that such shares are pledged to secure the Company's credit facilities. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

     SECTION 5.4  Authority; Non-Contravention; Approvals.

     (a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Stockholders' Approval (as defined in Section 7.3(a)) and the Company Required Statutory Approvals (as defined in
Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or, except for the Company Stockholders' Approval, the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (b) general equitable principles.

     (b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective certificates of incorporation or bylaws of the Company or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its subsidiaries is now a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and the Company Stockholders' Approval, and
(y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties as specified in Section 5.4(b) of the Company Disclosure Schedule. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b) (and whether resulting from such execution and delivery or consummation), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests or encumbrances that would not reasonably be expected to have a Company Material Adverse Effect.

     (c) Except for (i) the filings by the Company required by the HSR Act, (ii) the filing of the Joint Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act and the Securities Act, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger, and (iv) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.5 Reports and Financial Statements. Since January 1, 1996, the Company has filed with the SEC all material forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has previously delivered or made available to Parent copies (including all exhibits, post-effective amendments and supplements thereto) of its (a) Annual Reports on Form 10-K for the year ended December 31, 1997, and for the immediately preceding fiscal year, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from January 1, 1996, until the date hereof, and
(c) all other reports, including quarterly reports, and registration statements filed by the Company with the SEC since January 1, 1996 (other than registration statements filed on Form S-8) (the documents referred to in clauses (a), (b), and (c) filed prior to the date hereof are collectively referred to as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The audited consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the twelve months ended December 31, 1997 (collectively, the "Company Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended.

     SECTION 5.6 Absence of Undisclosed Liabilities. Except as disclosed in the Company SEC Reports or as heretofore disclosed to Parent in writing with respect to acquisitions or potential transactions or commitments, neither the Company nor any of its subsidiaries had at December 31, 1997, or has incurred since that date and as of the date hereof, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or
(ii) which were incurred after December 31, 1997, and were incurred in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not reasonably be expected to have a Company Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the ordinary course of business.

     SECTION 5.7 Absence of Certain Changes or Events. Since the date of the most recent Company SEC Report that contains consolidated financial statements of the Company, there has not been any Company Material Adverse Effect, except for changes that affect the industries in which the Company and its subsidiaries operate generally.

     SECTION 5.8 Litigation. Except as referred to in the Company SEC Reports, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain the consummation of the Merger or which if adversely determined would reasonably be expected to have a Company Material Adverse Effect. Except as referred to in the Company SEC Reports, neither the Company nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.9 Registration Statement and Proxy Statement. None of the information to be supplied by the Company or its subsidiaries for inclusion in
(a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of stockholders of the Company and Parent to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the stockholders of the Company and Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by Parent, Subsidiary or any stockholder of Parent for inclusion therein.

     SECTION 5.10 No Violation of Law. Except as disclosed in the Company SEC Reports, neither the Company nor any of its subsidiaries is in violation of or has been given written notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports, as of the date of this Agreement, to the knowledge of the Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, would not reasonably be expected to have a Company Material Adverse Effect. The Company and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which would not reasonably be expected to have a Company Material Adverse Effect. The Company and its subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.11 Compliance with Agreements. Except as disclosed in the Company SEC Reports, the Company and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, would result in a default under, (a) the respective certificates of incorporation, bylaws or similar organizational instruments of the Company or any of its subsidiaries, or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, other than, in the case of clause (b) of this Section 5.11, breaches, violations and defaults which would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.12 Taxes. The Company and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not reasonably be expected to have a Company Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects, and (ii) duly paid in full or made adequate provision in accordance with generally accepted accounting principles for the payment of all Taxes for all past and current periods which are due prior to the date hereof. The liabilities and reserves for Taxes reflected in the Company balance sheet included in the latest Company SEC Report to cover all Taxes for all periods ending at or prior to the date of such balance sheet have been determined in accordance with generally accepted accounting principles, and there is no material liability for Taxes for any period beginning after such date other than Taxes arising in the ordinary course of business. There are no material liens for Taxes upon any property or asset of the Company or any subsidiary thereof, except for liens for Taxes not yet due or Taxes contested in good faith and adequately reserved against in accordance with generally accepted accounting principles. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the Company or any of its subsidiaries which would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor its subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Company other than agreements the consequences of which are fully and adequately reserved for in the Company Financial Statements. Neither the Company nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     SECTION 5.13  Employee Benefit Plans; ERISA.

     (a) Except as disclosed in the Company SEC Reports, at the date hereof, the Company and its subsidiaries do not maintain or contribute to or have any obligation or liability to or with respect to any material employee benefit plans, programs, arrangements or practices, including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code) (such plans, programs, arrangements or practices of the Company and its subsidiaries being referred to as the "Company Plans"). The Company Disclosure Schedule lists all Multi-employer Plans to which any of them makes contributions or has any obligation or liability to make material contributions. Neither the Company nor any of its subsidiaries maintains or has any material liability with respect to any Multiple Employer Plan. Neither the Company nor any of its subsidiaries has any obligation to create or contribute to any additional such plan, program, arrangement or practice or to amend any such plan, program, arrangement or practice so as to increase benefits or contributions thereunder, except as required under the terms of the Company Plans, under existing collective bargaining agreements or to comply with applicable law.

     (b) Except as disclosed in the Company SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or
Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which would reasonably be expected to have a Company Material Adverse Effect, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Company Plans, (iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Company Plans subject to Title IV of ERISA other than in a "standard termination" described in Section 4041(b) of ERISA, (iv) none of the Company Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Company Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Company SEC Reports as of December 31, 1997, based upon reasonable actuarial assumptions currently utilized for such Company Plan, (vi) each of the Company Plans has been operated and administered in accordance with applicable laws during the period of time covered by the applicable statute of limitations, except for failures to comply which would not reasonably be expected to have a Company Material Adverse Effect, (vii) each of the Company Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired, (viii) with respect to Multi-employer Plans, neither the Company nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of the Company and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under such Sections 4203, 4204 and 4205, (ix) to the knowledge of the Company and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Company Plans other than claims for benefits in the ordinary course, (x) the Company and its subsidiaries have no current material liability under Title IV of ERISA, and the Company and its subsidiaries do not reasonably anticipate that any such liability will be asserted against the Company or any of its subsidiaries, and (xi) no act, omission or transaction (individually or in the aggregate) has occurred with respect to any Company Plan that has resulted or could result in any material liability (direct or indirect) of the Company or any subsidiary under Sections 409 or 502(c)(1) or (l) of ERISA or Chapter 43 of Subtitle (A) of the Code. None of the Company Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code) or is required to provide security to a Company Plan pursuant to Section 401(a)(29) of the Code.

     (c) The Company SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

     (d) Except as disclosed in Section 7.12(b) of the Company Disclosure Schedule, there are no agreements which will or may provide payments to any officer, employee, stockholder, or highly compensated individual which will be "parachute payments" under Code Section 280G that are nondeductible to the Company or subject to tax under Code Section 4999 for which the Company or any ERISA Affiliate would have withholding liability.

     SECTION 5.14 Labor Controversies. Except as disclosed in the Company SEC Reports, (a) there are no significant controversies pending or, to the knowledge of the Company, threatened between the Company or its subsidiaries and any representatives of any of their employees, and (b) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or its subsidiaries, except for such controversies and organizational efforts, which would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.15 Environmental Matters. Except as disclosed in the Company SEC Reports, (i) the Company and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by the Company or any of its subsidiaries contain any Hazardous Substance as a result of any activity of the Company or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) since January 1, 1996, neither the Company nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity indicating that the Company or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against the Company or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its subsidiaries as a result of any activity of the Company or any of its subsidiaries during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, and (vi) neither the Company, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (vi) that would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.16 Non-competition Agreements. Except as disclosed in the Company SEC Reports, neither the Company nor any subsidiary of the Company is a party to any agreement which (i) purports to restrict or prohibit in any material respect any of them or any corporation affiliated with any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, chemical or hazardous wastes, liquid and other wastes or any other material business currently engaged in by Parent or the Company, or any corporations affiliated with either of them, and (ii) would restrict or prohibit Parent or any subsidiary of the Parent (other than the Company and its subsidiaries that are currently so restricted or prohibited) from engaging in such business. None of the Company's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary or affiliate of the Company from, directly or indirectly, engaging in any of the businesses described above.

     SECTION 5.17 Title to Assets. The Company and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company), or
(iii) as disclosed in the Company SEC Reports, and except for such matters which would not reasonably be expected to have a Company Material Adverse Effect. All leases under which the Company leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than failures to be in good standing, valid and effective and defaults under such leases which would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 5.18 Reorganization and Pooling of Interests. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed or intends to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from (a) constituting a reorganization within the meaning of Section 368(a) of the Code or (b) being treated for financial accounting purposes as a Pooling Transaction. As of the date hereof, other than directors and officers of the Company, to the knowledge of the Company, there are no "affiliates" of the Company, as that term is used in paragraphs (c) and
(d) of Rule 145 under the Securities Act.

     SECTION 5.19 Company Stockholders' Approval. The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

     SECTION 5.20 Brokers and Finders. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby other than fees payable to CIBC Oppenheimer & Co., as disclosed in the Company Disclosure Schedule.

     SECTION 5.21 Opinion of Financial Advisor. The financial advisor of the Company, CIBC Oppenheimer & Co., has rendered an opinion to the Board of Directors of the Company to the effect that, as of the date thereof, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock; it being understood and acknowledged by Parent and Subsidiary that such opinion has been rendered for the benefit of the Board of Directors of the Company and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective subsidiaries.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 6.1 Conduct of Business by the Company Pending the Merger. Except as otherwise contemplated by this Agreement or disclosed in Section 6.1 of the Company Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its subsidiaries to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective certificates of incorporation or bylaws, (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to the Company by a wholly-owned subsidiary of the Company;

          (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) the Company may issue shares upon conversion of convertible securities and exercise of options and warrants outstanding on the date hereof, (ii) the Company may issue shares of Company Common Stock (or warrants or options to acquire Company Common Stock) in connection with acquisitions of assets or businesses pursuant to the proviso of Section 6.1(d) and (iii) the Company may issue shares of Company Common Stock pursuant to earnouts from previously completed transactions in accordance with the existing terms of the agreements relating thereto;

          (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business (other than pursuant to credit facilities) or borrowings under the existing credit facilities of the Company or any of its subsidiaries as such facilities may be amended in a manner that does not have a material adverse effect on the Company (the "Existing Credit Facilities") up to the existing borrowing limit on the date hereof, (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to Parent, or (C) borrowings in connection with acquisitions as set forth in the proviso in this Section 6.1(d), (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action that would jeopardize the treatment of the Merger as a pooling of interests under Opinion No. 16 of the Accounting Principles Board ("APB No. 16"), (iv) take or fail to take any action which action or failure to take action would cause the Company or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares and except to the extent of stockholders in special circumstances) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or would otherwise cause the Merger not to qualify as a reorganization under Section 368(a) of the Code, (v) make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business and expenditures for fixed or capital assets in the ordinary course of business and other than as set forth in the proviso in this Section 6.1(d), (vi) sell, pledge, dispose of or encumber any material assets or businesses other than (A) sales of businesses or assets in the ordinary course of business, (B) sales of businesses or assets disclosed in Section 6.1 of the Company Disclosure Schedule, (C) sales of businesses or assets with aggregate 1997 revenues of less than $5 million, and (D) pledges or encumbrances pursuant to Existing Credit Facilities or other permitted borrowings, or (vii) except as contemplated by the following proviso, enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; provided, however, that notwithstanding the foregoing (other than subsections (iii) and (iv) of this Section 6.1(d)), the Company shall not be prohibited from acquiring any assets or businesses or incurring or assuming indebtedness in connection with acquisitions of assets or businesses so long as (A) such acquisitions are disclosed in Section 6.1 of the Company Disclosure Schedule, or (B) the aggregate value of consideration paid or payable in connection with any such acquisition (other than those acquisitions disclosed in Schedule 6.1 of the Company Disclosure Schedule) including any funded indebtedness assumed and any Company Common Stock issued in connection with such acquisitions (valued for purposes of this limitation at a price per share equal to the price of the Company Common Stock on the date the agreement in respect of any such acquisition is entered into) does not exceed $10 million and such acquisition is accretive to the earnings per share of the Company. For purposes of the foregoing, any contingent, royalty and similar payments made in connection with acquisitions of businesses or assets shall be included as acquisition consideration and shall be deemed to have a value equal to their present value assuming a 8% per annum discount rate and assuming that all amounts payable for the first five years following consummation of the acquisitions (but not thereafter) are paid. Notwithstanding anything herein to the contrary: (A) the Company will not acquire or agree to acquire any assets or businesses if such acquisition or agreement may reasonably be expected to delay the consummation of the Merger; (B) the Company will not acquire or agree to acquire any assets or businesses if such assets or businesses are not in industries in which the Company currently operates, unless such assets or businesses are acquired incidental to an acquisition of businesses or assets that are in industries in which the Company currently operates and it is reasonable to acquire such incidental businesses or assets in connection with such acquisition; and (C) the Company will not acquire or agree to acquire all or substantially all of the business, assets, properties or capital stock of any entity with securities registered under the Securities Act or the Exchange Act;

          (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (f) subject to restrictions imposed by applicable law, confer with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

          (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that the Company and its subsidiaries shall in no event enter into or amend any written employment agreements providing for annual base salary in excess of $100,000 per annum;

          (h) not adopt, enter into or amend any pension or retirement plan, trust or fund, except as required to comply with changes in applicable law and not adopt, enter into or amend in any material respect any bonus, profit sharing, compensation, stock option, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employees or retirees generally, other than in the ordinary course of business, except (i) as contemplated by Section 6.1(c), (ii) as required to comply with changes in applicable law, (iii) any of the foregoing involving any such then existing plans, agreements, trusts, funds or arrangements of any company acquired after the date hereof, or (iv) as required pursuant to an existing contractual arrangement or agreement;

          (i) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice; and

          (j) not make, change or revoke any material Tax election or make any material agreement or settlement regarding Taxes with any taxing authority.

     SECTION 6.2 Conduct of Business by Parent and Subsidiary Pending the Merger. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the Company shall otherwise agree in writing, Parent shall, and shall cause its subsidiaries to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective certificates of incorporation (except for any amendments by Parent of its Certificate of Incorporation to increase the number of authorized shares of Parent Common Stock to not more than 400 million) or bylaws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to Parent by a wholly-owned subsidiary of Parent;

          (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) Parent may issue shares upon conversion of convertible securities and exercise of options and warrants outstanding on the date hereof, (ii) Parent may issue options with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the date of grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof, and (iii) Parent may issue shares of capital stock (or warrants or options to acquire capital stock) in connection with acquisitions of assets or businesses;

          (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or borrowings under the existing credit facilities of Parent or any of its subsidiaries, (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to the Company, (C) as set forth in the proviso in this Section 6.2(d), (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action that would jeopardize the treatment of the Merger as a pooling of interests under APB No. 16, (iv) take or fail to take any action which action or failure to take action would cause Parent or its stockholders to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or would otherwise cause the Merger not to qualify as a reorganization under Section 368(a) of the Code, (v) pledge or encumber any material assets or businesses other than pledges or encumbrances pursuant to existing or future credit facilities, or (vi) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; provided, however, that notwithstanding the foregoing (other than subsections (iii) and (iv) of this Section 6.2(d)), Parent shall not be prohibited from acquiring any assets or businesses or incurring or assuming indebtedness in connection with acquisitions of assets or businesses. Notwithstanding anything herein to the contrary: (A) Parent will not acquire or agree to acquire any assets or businesses if such acquisition or agreement may reasonably be expected to delay the consummation of the Merger; and (B) Parent will not acquire or agree to acquire any assets or businesses if such assets or businesses are not in industries in which Parent currently operates, unless such assets or businesses are acquired incidental to an acquisition of businesses or assets that are in industries in which Parent currently operates and it is reasonable to acquire such incidental businesses or assets in connection with such acquisition;

          (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (f) subject to restrictions imposed by applicable law, confer with one or more representatives of the Company to report operational matters of materiality and the general status of ongoing operations; and

          (g) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

     SECTION 6.3 Control of the Company's Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     SECTION 6.4 Control of Parent's Operations. Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Parent's operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     SECTION 6.5  Acquisition Transactions.

     (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and the Company shall, and shall use its reasonable efforts to cause any officer, director or employee of the Company, or any attorney, accountant, investment banker, financial advisor or other agent retained by it or any of its subsidiaries, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business, properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an "Acquisition Transaction").

     (b) Notwithstanding the provisions of paragraph (a) above, (i) the Company may, in response to an unsolicited written offer or proposal with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal") which the Company's Board of Directors determines, in good faith and after consultation with its independent financial advisor, would result (if consummated pursuant to its terms) in an Acquisition Transaction more favorable to the Company's stockholders than the Merger (any such offer or proposal being referred to as a "Superior Proposal"), furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of this agreement), confidential or non-public information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate and, upon termination of this Agreement in accordance with Section 9.1(a)(iv) and after payment to Parent of the fee pursuant to
Section 7.6(b), enter agreements with such Potential Acquirer if the Board of Directors of the Company, after consulting with its outside legal counsel, determines in good faith that consideration of the Superior Proposal is reasonably necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or that the failure to provide such confidential or non-public information to or negotiate with such Potential Acquirer would be reasonably likely to constitute a breach of its fiduciary duty to the Company's stockholders, and (ii) the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2 under the Exchange Act. It is understood and agreed that negotiations and other activities conducted in accordance with this paragraph (b) shall not constitute a violation of paragraph (a) of this Section 6.5.

     (c) The Company shall immediately notify Parent after receipt of any Acquisition Proposal, indication of interest or request for non-public information relating to the Company or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

     (d) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, the Parent shall promptly notify the Company after receipt of any proposal or offer to acquire all or any substantial part of the business, properties or capital stock of Parent, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as a "Parent Acquisition Transaction"), and shall indicate in reasonable detail the identity of the offeror or Person and the terms and conditions of such proposal or offer.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     SECTION 7.1  Access to Information.

     (a) Subject to applicable law, the Company and its subsidiaries shall afford to Parent and Subsidiary and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") and Parent and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") reasonable access during normal business hours with reasonable notice throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, and (ii) such other information concerning their respective businesses, properties and personnel as Parent or Subsidiary or the Company, as the case may be, shall reasonably request; provided, however, that no investigation pursuant to this Section 7.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold, and the Company and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Company Representatives to hold, in strict confidence all nonpublic documents and information furnished to Parent and Subsidiary or to the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Parent, Subsidiary and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals and Parent Stockholders' Approval, the Company Required Statutory Approvals and the Company Stockholders' Approval, and (ii) each of Parent, Subsidiary and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

     (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all nonpublic written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Parent or the Company based on the information in such material shall be destroyed (and Parent and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

     (c) At least 60 days prior to the Closing, the Company shall deliver to the Parent a complete copy of each agreement which requires the Company to register any shares of Company Common Stock under the Securities Act and which would require the Parent to register any shares of Parent Common Stock under the Securities Act upon or after the Closing.

     SECTION 7.2 Registration Statement and Proxy Statement. Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent also shall take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Parent and the Company, respectively, for use in the Joint Proxy Statement/ Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 7.3  Stockholders' Approvals.

     (a) The Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of its Board of Directors, shall use its reasonable best efforts to obtain stockholder approval and adoption (the "Company Stockholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of stockholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. The Company shall, through its Board of Directors, recommend to its stockholders approval of the transactions contemplated by this Agreement.

     (b) Parent shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of its Board of Directors, shall use its reasonable best efforts to obtain stockholder approval and adoption (the "Parent Stockholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of stockholders shall be held as soon as practicable following the date on which the Registration Statement becomes effective. Parent shall, through its Board of Directors, (i) recommend to its stockholders approval of the transactions contemplated by this Agreement, and (ii) authorize and cause an officer of Parent to vote Parent's shares of Subsidiary Common Stock for adoption and approval of this Agreement and the transactions contemplated hereby, and shall take all additional actions as the sole stockholder of Subsidiary necessary to adopt and approve this Agreement and the transactions contemplated hereby.

     SECTION 7.4 Compliance with the Securities Act. Parent and the Company shall each use its commercially reasonable efforts to cause each officer, each director and each other person who is an "affiliate," as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of Parent or the Company, as the case may be, to deliver to Parent and the Company on or prior to the Effective Time a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel reasonably satisfactory to Parent, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of Parent and the Company have been filed with the SEC, sent to stockholders of Parent or otherwise publicly issued. The Company shall use its commercially reasonable efforts to cause each of its officers, directors and "affiliates" to vote all shares of Company Common Stock held by them in favor of the Merger.

     SECTION 7.5 Exchange Listing. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on the Nasdaq National Market of the shares of Parent Common Stock to be issued pursuant to the Merger or to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities.

     SECTION 7.6  Expenses and Fees.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing and filing the Joint Proxy Statement/Prospectus and the reasonable expenses of the Company in connection with any HSR Act review or proceedings shall be shared equally by Parent and the Company.

     (b) The Company agrees to pay to Parent a fee equal to $32 million if:

          (i) the Company terminates this Agreement pursuant to clause (iv) or
     (v) of Section 9.1(a);

          (ii) Parent terminates this Agreement pursuant to clause (iv) of
     Section 9.1(b); or

          (iii) this Agreement is terminated for any reason at a time at which Parent was not in material breach of its covenants contained in this Agreement and was entitled to terminate this Agreement pursuant to clause
     (vi) of Section 9.1(b), and (i) prior to the time of such termination a proposal relating to an Acquisition Transaction had been made, and (ii) on or prior to the nine month anniversary of the termination of this Agreement
     (x) the Company or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do) with respect to an Acquisition Transaction involving a person, entity or group if such person, entity, group (or any member of such group, or any affiliate of any of the foregoing) made a proposal with respect to an Acquisition Transaction on or after the date hereof and prior to the termination of this Agreement and such Acquisition Transaction is consummated or (y) an Acquisition Transaction shall otherwise occur with any person who shall have made a proposal with respect to an Acquisition Transaction within 90 days after termination of this Agreement. Such fee shall be payable upon the first occurrence of any such event.

     (c) Parent agrees to pay to the Company a fee equal to $32 million if (i) this Agreement is terminated for any reason at a time at which the Company was not in material breach of its covenants contained in this Agreement and was entitled to terminate this Agreement pursuant to clause (vii) of Section 9.1(a),
(ii) prior to the time of such termination a proposal relating to a Parent Acquisition Transaction had been made, and (iii) on or prior to the nine month anniversary of the termination of this Agreement (x) Parent or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do) with respect to a Parent Acquisition Transaction or a merger, acquisition or other business combination involving a person, entity or group if such person, entity, group (or any member of such group, or any affiliate of any of the foregoing) made a proposal with respect to a Parent Acquisition Transaction on or after the date hereof and prior to the termination of this Agreement and such Parent Acquisition Transaction is consummated or (y) a Parent Acquisition Transaction shall otherwise occur. Such fee shall be payable upon the first occurrence of any such event.

     SECTION 7.7  Agreement to Cooperate.

     (a) Subject to the terms and conditions herein provided and subject to the fiduciary duties of the respective boards of directors of the Company and Parent, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of Parent and the Company and their respective subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

     (b) Without limitation of the foregoing, each of Parent and the Company undertakes and agrees to file as soon as practicable, and in any event prior to 15 days after the date hereof, a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. Each of Parent and the Company shall
(i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Parent shall take all reasonable steps necessary to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible. Without limiting the foregoing, Parent shall propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or, effective as of the Effective Time, the Surviving Corporation as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. Each party shall promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other governmental entity and permit the other party to review in advance any proposed written communication to any of the foregoing.

     (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, Parent shall have the right, at its own expense, to participate therein, and the Company will not settle any such litigation without the consent of Parent, which consent will not be unreasonably withheld.

     SECTION 7.8 Public Statements. The parties shall consult with each other prior to issuing any press release or any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or public statement prior to such consultation.

     SECTION 7.9 Notification of Certain Matters. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use commercially reasonable efforts to remedy, (i) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at the Effective Time, and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 7.10  Directors' and Officers' Indemnification.

     (a) The indemnification provisions of the certificate of incorporation and bylaws of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms each of the covenants contained in this Section 7.10 and each of the indemnification agreements listed on Section 7.10 of the Company Disclosure Schedule without limit as to time.

     (b) Without limiting Section 7.10(a), after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "Indemnified Party" and collectively, the "Indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to occur prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) and the Merger and the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such actual or threatened claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) the Company or Parent and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Parent and the Surviving Corporation, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, (ii) the Parent and the Surviving Corporation will cooperate and use all reasonable efforts to assist in the vigorous defense of any such matter, and (iii) to the extent any determination is required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the DGCL and the Parent's or the Surviving Corporation's respective certificate of incorporation or bylaws, such determination shall be made by independent legal counsel acceptable to the Parent or the Surviving Corporation, as the case may be, and the Indemnified Party; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld) and, provided further, that if Parent or the Surviving Corporation advances or pays any amount to any person under this paragraph (b) and if it shall thereafter be finally determined by a court of competent jurisdiction that such person was not entitled to be indemnified hereunder for all or any portion of such amount, to the extent required by law, such person shall repay such amount or such portion thereof, as the case may be, to Parent or the Surviving Corporation, as the case may be. The Indemnified Parties as a group may not retain more than one law firm to represent them with respect to each matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (c) In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations of the Surviving Corporation or the Parent, as the case may be, set forth in this Section 7.10.

     (d) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties, and which coverages and amounts shall be no less than the coverages and amounts provided at that time for Parent's directors and officers) with respect to matters arising on or before the Effective Time.

     (e) Parent shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.10.

     (f) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the charter or bylaws of the Company, any indemnification agreement, under the DGCL or otherwise. The provisions of this Section 7.10 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

     SECTION 7.11 Corrections to the Joint Proxy Statement/Prospectus and Registration Statement. Prior to the date of approval of the Merger by their respective stockholders, each of the Company, Parent and Subsidiary shall correct promptly any information provided by it to be used specifically in the Joint Proxy Statement/Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement so as to correct the same and to cause the Joint Proxy Statement/Prospectus as so corrected to be disseminated to the stockholders of the Company and Parent, in each case to the extent required by applicable law.

     SECTION 7.12 Employment and Consulting Agreements. (a) Parent and Subsidiary agree that the Surviving Corporation will recognize existing seniority with full credit for prior service and will provide benefits to the Company's employees that are in the aggregate comparable to the benefits provided to Parent employees with comparable prior service as if such employees had been employed by Parent for the period for which they were employed by the Company; provided, however, that nothing contained herein shall be considered as requiring Parent or the Surviving Corporation to continue any specific plan or benefit or as precluding amendments to any specific plan or benefit other than as provided in Section 7.12(b) below; and provided further that nothing expressed or implied in this Agreement shall confer upon any employee or any beneficiary, dependent, legal representative or collective bargaining agent of such employee any right or remedy of any nature or kind whatsoever under or by reason of this Agreement, including without limitation any right to employment or continued employment for any specified period, at any specified location or under any specified job category.

     (b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, honor in accordance with their terms, the employment, severance, and other compensation contracts listed in
Section 7.12 of the Company Disclosure Schedule between the Company or one of its subsidiaries and certain current or former directors, officers or employees thereof (true and correct copies of which have been delivered by the Company to the Parent). Parent, Subsidiary and the Company each hereby acknowledge and agree that: (i) upon the consummation of the Merger, each of the executives listed in Section 7.12 of the Company Disclosure Schedule will be deemed to have terminated his employment with the Company; (ii) each such executive will be entitled to receive the severance pay and benefits required by the contracts listed in Section 7.12 of the Company Disclosure Schedule (the amounts payable in connection therewith have previously been accurately provided to Parent), and
(iii) any cash payments to which such executives are entitled shall be made at Closing and simultaneously therewith.

                                  ARTICLE VIII

                                   CONDITIONS

     SECTION 8.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company and Parent under applicable law and applicable listing requirements;

          (b) the shares of Parent Common Stock issuable in the Merger and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for listing on the Nasdaq National Market;

          (c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

          (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

          (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

          (f) no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal;

          (g) Arthur Andersen L.L.P., certified public accountants for Parent, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify for a pooling of interests accounting treatment if consummated in accordance with this Agreement; and

          (h) each of the parties to the Agreement shall have received a letter dated the Closing Date, addressed to the Company, from Ernst & Young, LLP regarding such firm's concurrence with the Company's management's conclusions that no conditions exist related to the Company that would preclude the Parent's accounting for the Merger with the Company as a pooling of interests under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     SECTION 8.2 Conditions to Obligation of the Company to Effect the Merger. Unless waived by the Company, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

          (a) Parent and Subsidiary shall have performed their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Subsidiary contained in this Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, except for such failures to perform or to be true and correct that would not reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate of the Chief Executive Officer, the President or a Vice President of Parent and of the Chief Executive Officer, the President or a Vice President of Subsidiary to that effect; and

          (b) the Company shall have received an opinion of Proskauer Rose LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by Parent, the Company or Subsidiary as a result of the Merger; and (iii) no gain or loss will be recognized by the holders of Company Common Stock upon the exchange of their Company Common Stock solely for shares of Parent Common Stock (except with respect to cash received in lieu of fractional shares of Parent Common Stock). In rendering such opinion, such counsel may rely upon representations contained in certificates of officers and certain stockholders of Parent, the Company and Subsidiary.

     SECTION 8.3 Conditions to Obligations of Parent and Subsidiary to Effect the Merger. Unless waived by Parent and Subsidiary, the obligations of Parent and Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

          (a) the Company shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, except for such failures to perform and to be true and correct that would not reasonably be expected to have a Company Material Adverse Effect, and Parent shall have received a Certificate of the Chief Executive Officer, the President or a Vice President of the Company to that effect; and

          (b) Parent shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson (or such other counsel selected by Parent), in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts, existing at the Effective Time: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and (ii) Parent and Subsidiary will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger. In rendering such opinion, such counsel may rely upon representations contained in certificates of officers and certain stockholders of Parent, the Company and Subsidiary.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of the Company or Parent, by the mutual written consent of the Company and Parent or as follows:

          (a) The Company shall have the right to terminate this Agreement:

             (i) upon a material breach of a representation or warranty of Parent contained in this Agreement which has not been cured in all material respects and which has caused any of the conditions set forth in section 8.2(a) to be incapable of being satisfied by the Termination Date;

             (ii) if the Merger is not completed by January 31, 1999 (the "Termination Date") (unless due to a delay or default on the part of the Company);

             (iii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of the Company and if the Company shall have used reasonable efforts to prevent the entry of such order;

             (iv) if the Company receives a Superior Proposal, resolves to accept such Superior Proposal, and the Company shall have given Parent two days' prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by
        Section 7.6(b) shall have been received by Parent;

             (v) if (A) a tender or exchange offer is commenced by a Potential Acquirer (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) for all outstanding shares of Company Common Stock, (B) the Company's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, and (C) the Company shall have given Parent two days' prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 7.6(b) shall have been received by Parent;

             (vi) if Parent or Subsidiary (A) fails to perform in any material respect any of its material covenants in this Agreement, and (B) does not cure such default in all material respects within 30 days after written notice of such default specifying such default in reasonable detail is given to Parent and Subsidiary by the Company; or

             (vii) if the stockholders of Parent fail to approve the Merger at a duly held meeting of stockholders called for such purpose or any adjournment or postponement thereof.

          (b) Parent shall have the right to terminate this Agreement:

             (i) upon a material breach of a representation or warranty of the Company contained in this Agreement which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.3(a) to be incapable of being satisfied by the Termination Date;

             (ii) if the Merger is not completed by January 31, 1999 (unless due to a delay or default on the part of Parent);

             (iii) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of Parent and if Parent shall have used reasonable efforts to prevent the entry of such order;

             (iv) if the Board of Directors of the Company shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of the Company that they tender their shares in a tender or an exchange offer commenced by a third party (excluding any affiliate of Parent or any group of which any affiliate of Parent is a member); provided that the Parent may not so terminate until three days after receipt of the notice of the Company of such Superior Proposal;

             (v) if the Company (A) fails to perform in any material respect any of its material covenants in this Agreement, and (B) does not cure such default in all material respects within 30 days after written notice of such default specifying such default in reasonable detail is given to the Company by Parent; or

             (vi) if the stockholders of the Company fail to approve the Merger at a duly held meeting of stockholders called for such purpose or any adjournment or postponement thereof.

          (c) As used in this Section 9.1, (i) "affiliate" has the meaning assigned to it in Section 7.4, and (ii) "group" has the meaning set forth in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

     SECTION 9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company pursuant to the provisions of Section 9.1, this Agreement shall forthwith become void and there shall be no liability or further obligation on the part of the Company, Parent, Subsidiary or their respective officers or directors (except in this Section 9.2, in the second sentence of Section 7.1(a) and in Sections 7.1(b), 7.6 and 10.4, all of which shall survive the termination). Nothing in this Section 9.2 shall relieve any party from liability for any willful and intentional breach of any covenant or agreement of such party contained in this Agreement.

     SECTION 9.3 Amendment. This Agreement may not be amended except by action taken by the parties' respective Boards of Directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of the Company, Parent or Subsidiary.

     SECTION 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.1 Non-Survival of Representations and Warranties. No representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, and after effectiveness of the Merger neither the Company, Parent, Subsidiary or their respective officers or directors shall have any further obligation with respect thereto except for the agreements contained in Articles II, III and X, Section 7.10, Section 7.12 and Section 9.2.

     SECTION 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Parent or Subsidiary, to:

        Allied Waste Industries, Inc.
        15880 N. Greenway-Hayden Loop
        Suite 100
        Scottsdale, AZ 85260
        Attention: Steven Helm, Esq.
                Vice President, Legal

        with a copies to:

        Fennemore Craig
        3003 North Central Avenue
        Phoenix, AZ 85012-2913
        Attention: Karen C. McConnell, Esq.

        and

        Fried, Frank, Harris, Shriver & Jacobson
        One New York Plaza
        New York, New York 10004
        Attention: Peter Golden, Esq.

        If to the Company, to:

        American Disposal Services, Inc.
        745 McClintock Drive
        Suite 305
        Burr Ridge, IL 60521
        Attention: Ann Straw, Esq.
                Vice President, General Counsel and Secretary with a copy to:

        Proskauer Rose LLP
        1585 Broadway
        New York, New York 10036
        Attention: Steven Rubin, Esq.

     SECTION 10.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. For purposes of determining whether any fact or circumstance involves a material adverse effect on the results of operations of a party, the following shall not be considered:
(i) any special transaction charges incurred by such party as a result of the consummation of acquisitions accounted for under the pooling of interests method of accounting, and (ii) any non-cash, non-recurring charges resulting from (A) the write-down of non-material assets, the value of which are impaired as the result of an order of a governmental or regulatory body or authority, or (B) the sale of non-material assets.

     SECTION 10.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; and (b) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly-owned subsidiary of Parent. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE. THE EXCLUSIVE VENUE FOR THE ADJUDICATION OF ANY DISPUTE OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE PERFORMANCE THEREOF SHALL BE THE COURTS LOCATED IN THE STATE OF DELAWARE AND THE PARTIES HERETO AND THEIR AFFILIATES EACH CONSENT TO AND HEREBY SUBMIT TO THE JURISDICTION OF ANY COURT LOCATED IN THE STATE OF DELAWARE.

     SECTION 10.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 10.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in Sections 2.1, 2.2, 3.3, 7.9, 7.10 and 7.12 (which are intended to and shall create third party beneficiary rights if the Merger is consummated), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. The rights of any third party beneficiary hereunder are not subject to any defense, offset or counterclaim.

     IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective officers as of the date first written above.

                                          ALLIED WASTE INDUSTRIES, INC.

                                          By:    /s/  THOMAS H. VAN WEELDEN

                                          --------------------------------------

                                          Name: Thomas H. Van Weelden

                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer

                                          --------------------------------------

                                          AWIN II ACQUISITION CORPORATION

                                          By:    /s/  THOMAS H. VAN WEELDEN

                                          --------------------------------------

                                          Name: Thomas H. Van Weelden

                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer

                                          --------------------------------------

                                          AMERICAN DISPOSAL SERVICES, INC.

                                          By:       /s/  RICHARD DE YOUNG

                                          --------------------------------------

                                          Name: Richard De Young

                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer

                                          --------------------------------------

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT
                          DATED AS OF AUGUST 10, 1998
                                  BY AND AMONG
                         ALLIED WASTE INDUSTRIES, INC.,
                                      AND
                        AMERICAN DISPOSAL SERVICES, INC.

     STOCK OPTION AGREEMENT, dated as of the 10th day of August, 1998 (this "Agreement"), between American Disposal Services, Inc., a Delaware corporation ("Issuer"), and Allied Waste Industries, Inc., a Delaware corporation ("Grantee").

     WHEREAS, contemporaneously with the execution of this Agreement, the Grantee, a wholly-owned subsidiary of Grantee ("Merger Sub"), and Issuer are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Grantee and Issuer intend to effect a merger of Merger Sub with and into Issuer (the "Merger"); and

     WHEREAS, as an inducement and condition to Grantee's willingness to enter into the Merger Agreement, and in consideration thereof, the Board of Directors of Issuer has approved the grant to Grantee of the option pursuant to this Agreement; provided, that such grant was expressly conditioned upon, and made of no effect until after, execution and delivery of the Merger Agreement by Issuer, Grantee and Merger Sub.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and in the Merger Agreement, the parties agree as follows:

     1. The Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 4,000,000 fully paid and nonassessable shares of common stock, having a par value of .01 per share ("Common Stock"), of Issuer at a price per share in cash equal to $40.00 (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the shares of Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Common Stock issued or issuable under the Option) (the "Maximum Applicable Percentage"). The number of shares of Common Stock purchasable upon exercise of the Option and the Option Price are subject to adjustment as set forth in this Agreement.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the aggregate number of shares of Common Stock purchasable upon exercise of the Option (inclusive of shares, if any, previously purchased upon exercise of the Option) shall automatically be increased (without any further action on the part of Issuer or Grantee being necessary) so that, after such issuance, it equals the Maximum Applicable Percentage. Any such increase shall not affect the Option Price.

     2.  Exercise; Closing.

     (a) Conditions to Exercise; Termination. Grantee or any other person that shall become a holder of all or a part of the Option in accordance with the terms of this Agreement (each such person, including Grantee, being referred to as the "Holder") may exercise the Option, in whole or in part, after the occurrence of a Triggering Event by delivering a written notice as provided in
Section 2(d) within 180 days of the occurrence of a Triggering Event (as defined in Section 2(b)). The Option shall terminate upon either (i) the occurrence of the Effective Time (as defined in the Merger Agreement) or (ii) (A) if the Notice Date (as hereinafter defined) has not previously occurred, the close of business on the earlier of (x) the day 180 days after the date that Grantee becomes entitled to receive the Termination Fee (as defined in the Merger Agreement) and (y) the date that Grantee is no longer potentially entitled to receive the Termination Fee, in each case under Section 7.6(b) of the Merger Agreement, and (B) if the Notice Date has previously occurred, one year after the Notice Date (the events in (i) or (ii) being referred to as "Exercise Termination Events".)

     (b) Triggering Event. A "Triggering Event" shall have occurred if the Merger Agreement is terminated and Grantee then or thereafter becomes entitled to receive the Termination Fee pursuant to Section 7.6(b) of the Merger Agreement.

     (c) Notice of Trigger Event by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of the notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (d) Notice of Exercise by Grantee. If a Holder shall be entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date on which it is given, as defined in Section 16, is referred to as the "Notice Date") specifying (i) the total number of shares that the Holder will purchase pursuant to the exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 60 business days from the Notice Date for the closing of the purchase (a "Closing"); provided, that if a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or prior notification to or approval of any other authority is required in connection with this purchase, the Holder or Issuer, as required, promptly after the giving of the notice shall file the notice or application for approval and shall expeditiously process the same and the period of time referred to in clause (ii) shall commence on the date on which the Holder furnishes to Issuer a supplemental written notice setting forth the Closing Date, which notice shall be furnished as promptly as practicable after all required notification periods shall have expired or been terminated and all required approvals shall have been obtained and all requisite waiting periods shall have passed. Each of the Holder and the Issuer agrees to use all reasonable efforts to cooperate with and provide information to Issuer or Holder, as the case may be, for the purpose of any required notice or application for approval.

     (e) Payment of Purchase Price. At each Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Issuer; provided, that failure or refusal of Issuer to designate a bank account shall not preclude the Holder from exercising the option, in whole or in part.

     (f) Delivery of Common Stock. At such Closing, simultaneously with the payment of the purchase price by the Holder, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall be exercised in part only, a new option evidencing the rights of the Holder to purchase the balance (as adjusted pursuant to Section l(b)) of the shares then purchasable hereunder.

     (g) Restrictive Legend. Certificates for Common Stock delivered at a Closing may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder and Issuer, a copy of which agreement is on file at the principal office of Issuer, and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of the aforementioned agreement will be mailed to the holder without charge promptly after receipt by Issuer of a written request."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without this reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or a written opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that this legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without this reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) both are satisfied. In addition, the certificates shall bear any other legend as may be required by applicable law.

     (h) Ownership of Record; Tender of Purchase Price; Expenses. Upon the giving by the Holder to Issuer of a written notice of exercise referred to in
Section 2(e) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not have been delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes (other than income taxes payable by Holder) and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. Covenants of Issuer. In addition to its other agreements and covenants herein, Issuer agrees:

          (a) Shares Reserved for Issuance. To maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer, or to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement;

          (b) No Avoidance. Not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by Issuer and not to take any action which would cause any of its representations or warranties not to be true; and

          (c) Further Assurances. Promptly after the date hereof to take all actions as may from time to time be required (including (i) complying with all applicable premerger notification, reporting and waiting period requirements under the HSR Act and (ii) in the event that prior approval of or notice to any other regulatory authority is necessary under any applicable federal, state or local law before the Option may be exercised, cooperating fully with the Holder in preparing and processing the required applications or notices) in order to permit each Holder to exercise the Option and purchase shares of Common Stock pursuant to such exercise and to take all action necessary to protect the rights of the Holder against dilution.

     4. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee that Issuer has all requisite corporate power and authority and has taken all corporate action necessary to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby; this Agreement has been duly and validly authorized, executed and delivered by Issuer and constitutes a valid and binding agreement of Issuer enforceable against Issuer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Issuer hereby further represents and warrants to Grantee that it has taken all necessary corporate action to authorize and reserve for issuance upon exercise of the Option the shares of Common Stock issuable upon exercise of the Option and that all shares of Common Stock, upon issuance pursuant to the Option, will be delivered free and clear of all claims, liens, encumbrances, and security interests (other than those created by this Agreement) and not subject to any preemptive rights. There are no agreements, instruments, securities, arrangements, or plans which would create any additional cost or burden on any exercise of the Option. Issuer has taken all action necessary to make inapplicable to Grantee any state takeover, business combination, control share or other similar statute and any charter provisions which would otherwise be applicable to Grantee or any transaction involving Issuer and Grantee by reason of the grant of the Option, the acquisition of beneficial ownership of shares of Common Stock as a result of the grant of the Option, or the acquisition of shares of Common Stock upon exercise of the Option, except for statutes or provisions which by their terms cannot be waived or rendered inapplicable by any action of the Board of Directors of the Issuer.

     5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that Grantee has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby; this Agreement has been duly and validly authorized, executed and delivered by Grantee and constitutes a valid and binding agreement of Grantee enforceable against Grantee in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     6. Exchange; Replacement. This Agreement and the Option granted hereby are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable at such time hereunder, subject to corresponding adjustments in the number of shares of Common Stock purchasable upon exercise so that the aggregate number of such shares under all Stock Option Agreements issued in respect of this Agreement shall not exceed the Maximum Applicable Percentage. Unless the context shall require otherwise, the terms "Agreement" and "Option" as used in this Agreement include any Stock Option Agreements and related options for which this Agreement (and the option granted hereby) may be exchanged. Upon (i) receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Agreement, (ii) receipt by Issuer of reasonably satisfactory indemnification in the case of loss, theft or destruction and (iii) surrender and cancellation of this Agreement in the case of mutilation, Issuer will execute and deliver a new Agreement of like tenor and date. Any new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by any person other than the holder of the new Agreement.

     7. Adjustments. In addition to the adjustment to the total number of shares of Common Stock purchasable upon exercise of the Option pursuant to Section l(b), the total number of shares of Common Stock purchasable upon the exercise and the Option Price shall be subject to adjustment from time to time as follows:

          (a) In the event of any change in the outstanding shares of Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option shall be appropriately adjusted, and proper provision shall be made in the agreements governing any such transaction, so that (i) any Holder shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that such Holder would have received in respect of the shares of Common Stock purchasable upon exercise of the option if the Option had been exercised and such shares of Common Stock had been issued to such Holder immediately prior to such event or the record date therefor, as applicable; and (ii) in the event any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock purchasable upon exercise of the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), the number of shares so purchasable equals the Maximum Applicable Percentage of the number of shares of Common Stock issued and outstanding immediately after the consummation of such change; and

          (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 7, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which is equal to the number of shares of Common Stock purchasable after the adjustment.

     8. Registration. (a) At any time after the occurrence of a Triggering Event prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered in the written notice of exercise of the option provided for in Section 2(e), as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Grantee; provided, however, that Issuer may postpone filing a registration statement relating to a registration request by Grantee under this Section 8 for a period of time (not in excess of 90 days) if in its judgment such filing would require the disclosure of material information that Issuer has a bona fide business purpose for preserving as confidential. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for 365 days after the later of the (i) day the registration statement first becomes effective or until such earlier date as all shares registered shall have been sold by Grantee or the Holders and (ii) the Closing Date. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by Grantee in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating Issuer in respect of representations, warranties, indemnities, contribution and other agreements customarily made by issuers in such underwriting agreements.

     (b) In the event that Grantee so requests, the closing of the sale or other disposition of the Common Stock or other securities pursuant to a registration statement filed pursuant to Section 8(a) shall occur substantially simultaneously with the exercise of the Option.

     9.  Repurchase of Option and/or Shares.

     (a) Repurchase; Repurchase Price. Upon the occurrence of a Triggering Event prior to an Exercise Termination Event, (i) at the request of a Holder, delivered in writing within 180 days of this occurrence (or such later period as provided in Section 2(d) with respect to any required notice or application or in Section 10), Issuer shall repurchase the Option from the Holder, in whole or in part, at a price (the "Option Repurchase Price") equal to the number of shares of Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Repurchase Notice (as defined below)) multiplied by the amount by which the market/offer price (as defined below) exceeds the Option Price and (ii) at the request of a Holder or any person who has been a Holder (for purposes of this Section 9 only, each such person being referred to as a "Holder"), delivered in writing within 180 days of this occurrence (or such later period as provided in Section 2(d) with respect to any required notice or application or in Section 10), Issuer shall repurchase such number of Option Shares from such Holder as the Holder shall designate in the Repurchase Notice at a price (the "Option Share Repurchase Price") equal to the number of shares designated multiplied by the market/offer price. The term "market/offer price" shall mean the highest of (w) the Option Price plus $2.00,
(x) the price per share of Common Stock at which a tender or exchange offer for Common Stock has been made after the date of this Agreement and prior to the delivery of the Repurchase Notice and which offer has either been consummated or has not been withdrawn or terminated as of the date payment of the Repurchase Price is made, (y) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer for a merger, share exchange, consolidation or reorganization entered into after the date hereof and on or prior to the delivery of the Repurchase Notice and (z) the average closing price for shares of Common Stock on the NYSE (or, if the Common Stock is not then listed on the NYSE, any other national securities exchange or automated quotation system on which the Common Stock is then listed or quoted) for the twenty consecutive trading days immediately preceding the delivery of the Repurchase Notice. In the event that a tender or exchange offer is made for the Common Stock or an agreement is entered into for a merger, share exchange, consolidation or reorganization involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Common Stock shall be determined in good faith by a nationally recognized investment banking firm selected by Issuer and reasonably acceptable to Grantee.

     (b) Method of Repurchase. A Holder may exercise its right to require Issuer to repurchase the Option, in whole or in part, and/or any Option Shares then owned by such Holder pursuant to this Section 9 by surrendering for this purpose to Issuer, at its principal office, this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder elects to require Issuer to repurchase the Option and/or such Option Shares in accordance with the provisions of this Section 9 (each such notice, a "Repurchase Notice"). Within two business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of the Repurchase Notice, Issuer shall deliver or cause to be delivered to the Holder the applicable Option Repurchase Price and/or the Option Share Repurchase Price or, in either case, the portion that Issuer is not then prohibited under applicable law and regulation from so delivering. In the event that the Repurchase Notice shall request the repurchase of the Option in part, Issuer shall deliver with the Option Repurchase Price a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock purchasable pursuant to the Option at the time of delivery of the Repurchase Notice minus the number of shares of Common Stock represented by that portion of the Option then being repurchased.

     (c) Effect of Statutory or Regulatory Restraints on Repurchase. To the extent that, upon or following the delivery of a Repurchase Notice, Issuer is prohibited under applicable law or regulation from repurchasing the Option (or a portion) and/or any Option Shares subject to such Repurchase Notice (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish this repurchase), Issuer shall immediately so notify the Holder in writing and thereafter deliver or cause to be delivered, from time to time, to the Holder the portion of the option Repurchase Price and the Option Share Repurchase Price that Issuer is no longer prohibited from delivering, within 2 business days after the date on which it is no longer so prohibited; provided, however, that upon notification by Issuer in writing of this prohibition, the Holder may, within 5 days of receipt of this notification from Issuer, revoke in writing its Repurchase Notice, whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly
(i) deliver to the Holder that portion of the option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and
(ii) deliver to the Holder, as appropriate, (a) with respect to the Option, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the Repurchase Notice less the number of shares as to which the Option Repurchase Price has theretofore been delivered to the Holder, and/or (b) with respect to Option Shares, a certificate for the option Shares as to which the Option Share Repurchase Price has not theretofore been delivered to the Holder. Notwithstanding anything to the contrary in this Agreement, including, without limitation, the time limitations on the exercise of the Option, the Holder may exercise the Option for 180 days after a notice of revocation has been issued pursuant to this
Section 9(c).

     (d) Acquisition Transactions. In addition to any other restrictions covenants, Issuer hereby agrees that, in the event that a Holder delivers a Repurchase Notice, it shall not enter or agree to enter into any Acquisition Transaction unless the other party or parties thereto agree to assume in writing Issuer's obligations under Section 9(a) and, notwithstanding any notice of revocation delivered pursuant to the proviso to Section 9(c), a Holder may require such other party or parties to perform Issuer's obligations under
Section 9(a) unless such party or parties are prohibited by law or regulation from such performance, in which case such party or parties shall be subject to the obligations of the Issuer under Section 9(c).

     10. Extension of Exercise Periods. The 180-day periods for exercise of certain rights under Sections 2 and 9 shall be extended in each such case at the request of the Holder to the extent necessary to avoid liability by the Holder under Section 16(b) of the Exchange Act by reason of this exercise.

     11. Standstill. Upon an exercise of the Option which results in Grantee or any Holder owning in excess of 9.9% of the then outstanding shares of Common Stock, the person who would own in excess of 9.9% of such shares shall be subject to the following restrictions:

          (a) it and its affiliates will not (and will not assist, provide or arrange financing to or for others or encourage other to), directly or indirectly, acting alone or as part of a group, (i) propose to Issuer or to any of Issuer's security holders or any other person any merger, consolidation or similar transaction, acquisition of a substantial portion of Issuer's business or assets, an acquisition of any of Issuer's securities or any other transaction involving any of Issuer's securities, in any such case involving it and the Issuer or the Issuer and any third party, (ii) acquire by purchase or otherwise, or agree, propose or offer to acquire any of the securities of Issuer or any interest therein (other than pursuant to exercises of the Option, stock dividends or other distributions by the Issuer or offerings by Issuer made available to holder of shares of Common Stock generally), (iii) otherwise seek to influence or control, in any manner whatsoever, (including proxy solicitation, becoming a "participant" in any "election contest," or otherwise), the management or policies of the Issuer or (iv) enter into discussions, negotiations, arrangements or understandings with, or solicit or encourage, any third party with respect to any of the foregoing or make public disclosure in respect of any of the foregoing or request permission to do any of the foregoing. (As used in this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934.) (Notwithstanding the foregoing, any employee benefit, pension or similar plan of such person or the Company, as the case may be, may own, acquire or transfer up to 1% of any class of securities of an Issuer in the ordinary course of business, solely for investment.); and

          (b) it shall not sell, transfer or dispose of the Option Shares (a "Transfer") except:

             (i) to affiliated or associated persons who agree to become subject to this Agreement on the same terms as such person;

             (ii) in connection with a bona fide pledge, after default in the obligation secured by the pledge;

             (iii) an offering or distribution of the Shares in compliance with the Securities Act in which reasonable efforts are made not to knowingly sell 5% or more of the then outstanding shares of Common Stock to any one person (including its affiliates and other members of a "group" within the meaning of Rule 13(d)(3) of the Securities Exchange Act of
        1934);

             (iv) in compliance with the requirements of Rule 144 under the Securities Act;

             (v) in privately negotiated transactions which would not, to the reasonable knowledge of such person after reasonable inquiry, after giving effect to the Transfer result in the acquiror's ownership of 5% or more of the outstanding shares of Common Stock;

             (vi) pursuant to a tender or exchange offer (as such terms are used in the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) made by a party not affiliated or associated with such person for all outstanding Shares as to which offer a majority of the directors of the Issuer then in office have not recommended that stockholders not tender or exchange their Shares; or

             (vii) pursuant to a tender or exchange offer by the Issuer or in a merger or other transaction pursuant to an agreement with the Issuer.

     These restrictions shall expire upon the earlier of (i) five years from the date of this Agreement and (ii) the date upon which such person owns less than 5% of the outstanding shares of Common Stock so long as this person continues to own less than 5% of the outstanding shares of Common Stock for the next twelve consecutive months and, if its ownership is 5% or more of the outstanding shares during this twelve month period, then these restrictions shall once again apply to that person.

     12. Assignment. Neither party hereto may assign any of its rights or obligations under this Agreement or the Option to any other person without the express written consent of the other party except that Grantee may assign its rights in whole or in part to any of its affiliates and, in the event that a Triggering Event shall have occurred, Grantee may assign the Option, in whole or in part to one or more third parties, provided that the affiliate and any third party shall execute this Agreement and become subject to its terms. Any attempted assignment in contravention of the preceding sentence shall be null and void.

     13. Filings; Other Actions. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and govern mental authorities necessary for the consummation of the transactions contemplated by this Agreement.

     14. Specific Performance. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be specifically enforceable through injunctive or other equitable relief.

     15. Severability; Etc. If any term, provision, covenant, or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated. If for any reason a court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 9, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant (b) and 7 hereof), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement.

     16. Notices. All notices, requests, instructions, or other documents to be given hereunder shall be in writing and shall be deemed given (i) three business days following sending by registered or certified mail, return receipt requested, postage prepaid, (ii) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day later, if sent by overnight delivery via a national courier service, in each case at the respective addresses of the parties set forth in the Merger Agreement.

     17. Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware, without regard to the conflict of law principles thereof.

     18. Expenses. Except as otherwise expressly provided in this Agreement or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring the expense, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

     19. Entire Agreement, Etc. This Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     20. Limitation on Profit. (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) plus any Termination Fee paid to Grantee pursuant to Section 7.6(b) of the Merger Agreement exceed in the aggregate $40 million and, if it otherwise would exceed this amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to the Issuer, or (iv) any combination thereof, so that Grantee's realized Total Profit, when aggregated with the Termination Fee so paid to Grantee shall not exceed $40 million after taking into account the foregoing actions.

     (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with any Termination Fee theretofore paid to Grantee would exceed $40 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

     (c) As used in this Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) (x) the amount received by Grantee and any other Holder pursuant to Issuer's repurchase of the Option (or any portion thereof) or any Option Shares pursuant to Section 9, less, in the case of any repurchase of Option Shares, (y) the Grantee's and any other Holder's purchase price for such Option Shares, as the case may be, (ii) (x) the net cash amounts (and the fair market value of any other consideration) received by Grantee and any other Holder pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's (or any other Holder's) purchase price of the Option Shares, and (iii) the net cash amounts (and the fair market value of any other consideration) received by Grantee (or any other Holder) on the transfer of the Option (or any portion thereof) to any unaffiliated party. In the case of clauses (ii) (x) and (iii) above, the Grantee and any Holder agrees to furnish as promptly as reasonably practicable after any disposition of all or a portion of the Option or Option Shares a complete and correct statement, certified by a responsible executive officer or partner of the Grantee or Holder, of the net cash amounts (and the fair market value of any other consideration) received in connection with any sale or transfer of the Option or Option Shares.

     (d) As used in this Agreement, the term "Notional Total Profit" with respect to any number of shares as to which Grantee and any other Holder may propose to exercise this Option shall be the Total Profit determined as of the date of this proposal assuming that this Option were exercised on such date for this number of shares and assuming that such shares, together with all other Option Shares held by Grantee and any other Holders and their respective affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

     21. Captions. The Article, Section and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                          AMERICAN DISPOSAL SERVICES, INC.

                                          By:       /s/  RICHARD DE YOUNG
                                            ------------------------------------
                                            Name: Richard De Young
                                            Title: President and Chief Executive
                                              Officer

                                          ALLIED WASTE INDUSTRIES, INC.

                                          By:    /s/  THOMAS H. VAN WEELDEN
                                            ------------------------------------
                                            Name: Thomas H. Van Weelden
                                            Title: President and Chief Executive
                                              Officer

                                                                      APPENDIX C

                                   OPINION OF
                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             DATED AUGUST 10, 1998

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

August 10, 1998

Board of Directors
Allied Waste Industries, Inc.
15880 North Greenway -- Hayden Loop
Scottsdale, Arizona 85260

Members of the Board:

You have asked us to advise you with respect to the fairness to Allied Waste Industries, Inc. ("Allied") from a financial point of view of the Exchange Ratio (as herein defined) set forth in the Agreement and Plan of Merger, dated as of August 10, 1998 (the "Merger Agreement"), among Allied, AWIN II Acquisition Corp., a wholly owned subsidiary of Allied ("Sub"), and American Disposal Services, Inc. ("ADS"). The Merger Agreement provides for, among other things, the merger of Sub with and into ADS (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of ADS (the "ADS Common Stock") will be converted into the right to receive 1.65 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of Allied (the "Allied Common Stock").

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Allied and ADS. We have also reviewed certain other information relating to Allied and ADS, including financial forecasts, provided to or discussed with us by Allied and ADS, and have met with the management of Allied and ADS to discuss the businesses and prospects of Allied and ADS. We have also considered certain financial and stock market data of Allied and ADS, and we have compared those data with similar data for other publicly held companies in businesses similar to Allied and ADS, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, you have informed us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Allied and ADS as to the future financial performance of Allied and ADS and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allied or ADS, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Allied Common Stock actually will be when issued pursuant to the Merger or the prices at which the Allied Common Stock will trade subsequent to the Merger.

We have acted as financial advisor to Allied in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee upon delivery of this opinion. We have in the past provided financial services to Allied and ADS unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Allied and ADS for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Allied in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in

Allied Waste Industries, Inc.
August 10, 1998
Page 2
connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Allied from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                      APPENDIX D

                                   OPINION OF
                             CIBC OPPENHEIMER CORP.
                              DATED AUGUST 8, 1998

                                                                      APPENDIX D

                                                                  August 8, 1998

The Board of Directors
American Disposal Services, Inc.
745 McClintock Drive, Suite 230
Burr Ridge, IL 60521

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of American Disposal Services, Inc. ("American Disposal" or the "Company") of the Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among the Company and Allied Waste Industries, Inc. ("Allied") pursuant to which American Disposal will be merged with and into Allied.

     Pursuant to the Merger Agreement, each share of common stock of Allied will be converted into the right to receive 1.65 shares of common stock, $.01 par value per share of the Company (the "Exchange Ratio").

     In rendering its opinion, CIBC Oppenheimer: (i) reviewed a draft of the Merger Agreement; (ii) reviewed the terms of the Stock Option Agreement; (iii) reviewed the historical financial statements and financial forecasts and other information prepared by representatives of American Disposal and Allied; (iv) reviewed certain publicly available information for American Disposal and Allied, including periodic and other reports filed with the Securities and Exchange Commission; (v) reviewed the reported market prices and trading volumes for American Disposal and Allied shares; (vi) held discussions with the senior management and representatives of American Disposal and Allied concerning each company's historical and current operations, financial condition and prospects; and (vii) reviewed such other documents and financial, economic and market criteria and made such other investigations as it deemed appropriate for the purposes of such opinion.

     We also considered certain stock market data of American Disposal and Allied and compared that data with similar data for other publicly held companies in businesses similar to those of American Disposal and Allied. We considered, to the extent publicly available, the financial terms of certain other business combinations which have recently been effected, including the premiums paid in similar mergers and acquisitions. We performed discounted cash flow analyses on the projections furnished to us by American Disposal and Allied.

     In connection with our review, we have not assumed responsibility for independent verification of any of the foregoing information and have relied upon its being complete and accurate in all respects. With respect to the financial forecasts and other data concerning American Disposal reviewed by us, the management of American Disposal advised us that such forecasts and other data had been reasonably prepared on bases reflecting their best currently available estimates and judgment as to the future financial performance of American Disposal. With respect to the financial forecasts and other data concerning Allied reviewed by us, the management of Allied advised us that such forecasts and other data had been reasonably prepared on bases reflecting their best currently available estimates and judgment as to the future financial performance of Allied. We relied upon the estimates of the managements of American Disposal and Allied of the operating synergies achievable as a result of the Merger. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of American Disposal and Allied, nor have we been furnished with any such evaluations or appraisals. We have assumed, without independent verification, the accuracy of the advice and conclusions of the parties' legal counsel and accountants with respect to accounting and tax matters. Our opinion is necessarily based on information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof.

     As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

     We acted as financial advisor to the Board of Directors of American Disposal in rendering this opinion and will receive a fee for our services. We have also acted as managing underwriter to American Disposal in prior financing transactions for which we have received fees for our services. In the ordinary course of its business, CIBC Oppenheimer Corp. and its affiliates may actively trade securities of American Disposal for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based on the foregoing, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the stockholders of American Disposal.

                                          Very truly yours,
                                          CIBC Oppenheimer Corp.

                                          By: /s/ MARSHALL A. HEINBERG
                                            ------------------------------------
                                            Marshall A. Heinberg
                                            Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action. In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no such person shall have been adjudged liable to the corporation except as claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses.

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner be reasonably believed to be in, or not opposed to, the best interests of the corporation and , in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. The statute contains additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders.

     Allied Waste's Certificate of Incorporation and Bylaws require Allied Waste to indemnify its directors to the fullest extent permitted under Delaware law. Pursuant to employment agreements entered into by Allied Waste with its executive officers and certain other key employees, Allied Waste must indemnify such officers and employees in the same manner and to the same extent that, Allied Waste is required to indemnify its directors under the Allied Waste's Bylaws. Allied Waste's Certificate limits the personal liability of a director to the corporation or its stockholders to damages for breach of the director's fiduciary duty.

     Allied Waste has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws. Allied Waste has entered into indemnification agreements to indemnify its directors to the extent permitted under Delaware law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

     (a) EXHIBITS

EXHIBIT NO.                      DESCRIPTION OF EXHIBITS
-----------                      -----------------------
     2.1       Agreement and Plan of Merger dated as of August 10, 1998 by and among Allied Waste Industries, Inc., AWIN II Acquisition
               Corporation, and American Disposal Services, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus).

EXHIBIT NO.                      DESCRIPTION OF EXHIBITS
-----------                      -----------------------
     2.2       Stock Option Agreement dated as of August 10, 1998 between
               Allied Waste Industries, Inc. and American Disposal
               Services, Inc. (included as Appendix B to the Joint Proxy
               Statement/Prospectus).
     4.1       Restated Certificate of Incorporation of Allied Waste
               Industries, Inc. (incorporated by reference to Exhibit 3.1 to Allied Waste's Report on 10-K/A-2 for the fiscal year
               ended December 31, 1996).
     4.2       Allied Waste Industries, Inc.'s Amended and Restated
               By-Laws, (Incorporated by reference to Exhibit 3.2 to Allied
               Waste's Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1997).
     4.3       Indenture relating to the 1994 Notes dated January 15, 1994 between the Company and First Trust National Association, as trustee ("First Trust"). Exhibit 4.1 to the Company's
               Registration Statement on Form S-1 (No. 33-73110) is
               incorporated herein by reference.
     4.4       Second Supplemental Indenture relating to the 1994 Notes
               dated June 30, 1994 between the Company and First Trust.
               Exhibit 1.1 to the Company's Current Report on Form 8-K
               dated December 29, 1994, is incorporated herein by
               reference.
     4.5       Third Supplemental Indenture relating to the 1994 Notes
               dated January 31, 1995 between the Company and First Trust.
               Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q
               dated August 10, 1995, is incorporated herein by reference.
     4.6       Fourth Supplemental Indenture relating to the 1994 Notes
               dated January 23, 1996, between the Company and First Trust.
               Exhibit 10.1 to the Company's Current Report on Form 8-K
               dated January 22, 1996, is incorporated herein by reference.
     4.7       Fifth Supplemental Indenture relating to the 1994 Notes
               dated July 30, 1996 between the Company and First Trust.
               Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
               dated August 14, 1996, is incorporated herein by reference.
     4.8       Indenture relating to the 1996 Notes dated February 28, 1997 between the Company and First Trust. Exhibit 4.1 to the
               Company's Registration Statement on Form S-4 (No. 333-
               22575) is incorporated herein by reference.
     4.9       Indenture, dated as of May 15, 1997, by and among the
               Company and First Bank National Association with respect to the Senior Discount Notes and Exchange Notes. Exhibit 4.1 to
               the Company's Registration Statement on Form S-4 (No.
               333-31231) is incorporated herein by reference.
    4.10       Indenture, dated as of December 1, 1996, by and among the
               Company, the Guarantors and First Bank National Association
               with respect to the 1996 Notes and Exchange Notes. Exhibit
               4.1 to the Company's Registration Statement on Form S-4 (No.
               333-22575) is incorporated herein by reference.
    4.11       First Supplemental Indenture dated December 30, 1996 related to the 1996 Notes. Exhibit 4.2 to the Company's Registration
               Statement on Form S-4 (No. 333-22575) is incorporated herein by reference.
    4.12       Second Supplemental Indenture dated April 30, 1997 related to the 1996 Notes. Exhibit 4.3 to the Company's Registration
               Statement on Form S-4 (No. 333-22575) is incorporated herein by reference.
    4.13       Senior Subordinated Guarantee dated as of December 1, 1996 related to the 1996 Notes. Exhibit 4.5 to the Company's
               Registration Statement on Form S-4 (No. 333-22575) is
               incorporated herein by reference.
    *5.1       Opinion of Steven Helm, Vice President, Legal, of Allied
               Waste regarding the legality of the securities.
    *8.1       Opinion of Fried, Frank, Harris, Shriver & Jacobson
               regarding tax matters.

EXHIBIT NO.                      DESCRIPTION OF EXHIBITS
-----------                      -----------------------
    *8.2       Opinion of Proskauer Rose LLP regarding tax matters.
    10.1       Credit Agreement among the Company, Allied NA, and the
               various lenders represented by Goldman Sachs Credit
               Partners, L.P., Credit Suisse and Citibank, N.A. dated
               December 30, 1996. Exhibit 10.11 to the Company's report on
               Form 10-K for the year ended December 31, 1996 is
               incorporated herein by reference.
    10.2       Amended and Restated Credit Agreement dated as of June 5,
               1997 among the Company, Allied Waste North America, the
               Lenders referred to therein and Credit Suisse First Boston,
               Goldman Sachs Credit Partners L.P., and Citibank, N.A., as
               agents. Exhibit 10.1 to the Company's report on Form 10-Q
               for the quarter ended June 30, 1997 is incorporated herein by reference.
   *23.1       Consent of Fried, Frank, Harris, Shriver & Jacobson (set
               forth in Exhibit 8.1).
   *23.2       Consent of Proskauer Rose LLP (set forth in Exhibit 8.2).
   *23.3       Consent of Vice President, Legal, of Allied Waste (set forth in Exhibit 5.1).
    23.4       Consent of Arthur Andersen LLP.
    23.5       Consent of Ernst & Young LLP.
    23.6       Consent of Sweeney Conrad, P.C.
    24.1       Powers of Attorney (included on the signature page to the
               filed Registration Statement).
    99.1       Form of Allied Waste Proxy.
    99.2       Form of American Disposal Proxy.
    99.3       Consent of Credit Suisse First Boston Corporation.
    99.4       Consent of CIBC Oppenheimer Corp.

---------------
* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules are omitted since the information required to be submitted has been included in the financial statements or the notes thereto included in the Joint Proxy Statement/Prospectus or incorporated by reference to Allied Waste's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, or the required information is not applicable.

     (c) The opinions of Credit Suisse First Boston Corporation and CIBC Oppenheimer Corp. are included as Appendices C and D, respectively, to the Joint Proxy Statement/Prospectus and information with respect thereto is included in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus an facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1993, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriter, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (sec. 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of
Arizona, on August   , 1998.

                                          ALLIED WASTE INDUSTRIES, INC.

                                          By:     /s/ HENRY L. HIRVELA
                                            ------------------------------------
                                                      Henry L. Hirvela
                                             Vice President -- Chief Financial
                                                           Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the
capacities indicated on August   , 1998 and each of the undersigned do hereby
constitute and appoint Thomas H. Van Weelden, Henry L. Hirvela, James S. Eng, and each of them, with full power to act alone, as attorney and agents for the undersigned, with full power of substitution, for and in the name place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

                 /s/ ROGER A. RAMSEY                     Chairman of the Board of Directors
-----------------------------------------------------
                   Roger A. Ramsey

              /s/ THOMAS H. VAN WEELDEN                  Director, President and Chief Executive
-----------------------------------------------------      Officer (Principal Executive Officer)
                Thomas H. Van Weelden

                /s/ HENRY L. HIRVELA                     Vice President -- Chief Financial Officer
-----------------------------------------------------      (Principal Financial Officer)
                  Henry L. Hirvela

                  /s/ JAMES S. ENG                       Corporate Controller (Principal Accounting
-----------------------------------------------------      Officer)
                    James S. Eng

                  /s/ NOLAN LEHMANN                      Director
-----------------------------------------------------
                    Nolan Lehmann

                 /s/ DAVID B. KAPLAN                     Director
-----------------------------------------------------
                   David B. Kaplan

                  /s/ MICHAEL GROSS                      Director
-----------------------------------------------------
                    Michael Gross

                /s/ ANTONY P. RESSLER                    Director
-----------------------------------------------------
                  Antony P. Ressler

                /s/ HOWARD A. LIPSON                     Director
-----------------------------------------------------
                  Howard A. Lipson

                 /s/ DENNIS HENDRIX                      Director
-----------------------------------------------------
                   Dennis Hendrix

                      SIGNATURE                                              TITLE
                      ---------                                              -----
                /s/ WARREN B. RUDMAN                     Director
-----------------------------------------------------
                  Warren B. Rudman

                                                         Director
-----------------------------------------------------
                    Vincent Tese

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
                                                                               NUMBERED
EXHIBIT NO.                      DESCRIPTION OF EXHIBITS                         PAGE
-----------                      -----------------------                     ------------
    2.1        Agreement and Plan of Merger dated as of August 10, 1998 by and among Allied Waste Industries, Inc., AWIN II Acquisition
               Corporation, and American Disposal Services, Inc. (included as Appendix A to the Joint Proxy Statement/ Prospectus).....
    2.2        Stock Option Agreement dated as of August 10, 1998 between
               Allied Waste Industries, Inc. and American Disposal
               Services, Inc. (included as Appendix B to the Joint Proxy
               Statement/Prospectus).......................................
    4.1        Restated Certificate of Incorporation of Allied Waste
               Industries, Inc. (incorporated by reference to Exhibit 3.1 to Allied Waste's Report on 10-K/A-2 for the fiscal year
               ended December 31, 1996)....................................
    4.2        Allied Waste Industries, Inc.'s Amended and Restated
               By-Laws, (Incorporated by reference to Exhibit 3.2 to Allied
               Waste's Quarterly Report on Form 10-Q for the quarter ended
               June 30, 1997)..............................................
    4.3        Indenture relating to the 1994 Notes dated January 15, 1994 between the Company and First Trust National Association, as trustee ("First Trust"). Exhibit 4.1 to the Company's
               Registration Statement on Form S-1 (No. 33-73110) is
               incorporated herein by reference............................
    4.4        Second Supplemental Indenture relating to the 1994 Notes
               dated June 30, 1994 between the Company and First Trust.
               Exhibit 1.1 to the Company's Current Report on Form 8-K
               dated December 29, 1994, is incorporated herein by
               reference...................................................
    4.5        Third Supplemental Indenture relating to the 1994 Notes
               dated January 31, 1995 between the Company and First Trust.
               Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q
               dated August 10, 1995, is incorporated herein by
               reference...................................................
    4.6        Fourth Supplemental Indenture relating to the 1994 Notes
               dated January 23, 1996, between the Company and First Trust.
               Exhibit 10.1 to the Company's Current Report on Form 8-K
               dated January 22, 1996, is incorporated herein by
               reference...................................................
    4.7        Fifth Supplemental Indenture relating to the 1994 Notes
               dated July 30, 1996 between the Company and First Trust.
               Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
               dated August 14, 1996, is incorporated herein by
               reference...................................................
    4.8        Indenture relating to the 1996 Notes dated February 28, 1997 between the Company and First Trust. Exhibit 4.1 to the
               Company's Registration Statement on Form S-4 (No. 333-22575)
               is incorporated herein by reference.........................
    4.9        Indenture, dated as of May 15, 1997, by and among the
               Company and First Bank National Association with respect to the Senior Discount Notes and Exchange Notes. Exhibit 4.1 to
               the Company's Registration Statement on Form S-4 (No.
               333-31231) is incorporated herein by reference..............
    4.10       Indenture, dated as of December 1, 1996, by and among the
               Company, the Guarantors and First Bank National Association
               with respect to the 1996 Notes and Exchange Notes. Exhibit
               4.1 to the Company's Registration Statement on Form S-4 (No.
               333-22575) is incorporated herein by reference..............

                                                                             SEQUENTIALLY
                                                                               NUMBERED
EXHIBIT NO.                      DESCRIPTION OF EXHIBITS                         PAGE
-----------                      -----------------------                     ------------
    4.11       First Supplemental Indenture dated December 30, 1996 related to the 1996 Notes. Exhibit 4.2 to the Company's Registration
               Statement on Form S-4 (No. 333-22575) is incorporated herein by reference................................................
    4.12       Second Supplemental Indenture dated April 30, 1997 related to the 1996 Notes. Exhibit 4.3 to the Company's Registration
               Statement on Form S-4 (No. 333-22575) is incorporated herein by reference................................................
    4.13       Senior Subordinated Guarantee dated as of December 1, 1996 related to the 1996 Notes. Exhibit 4.5 to the Company's
               Registration Statement on Form S-4 (No. 333-22575) is
               incorporated herein by reference............................
   *5.1        Opinion of Steven Helm, Vice President, Legal, of Allied
               Waste regarding the legality of the securities..............
   *8.1        Opinion of Fried, Frank, Harris, Shriver & Jacobson
               regarding tax matters.......................................
   *8.2        Opinion of Proskauer Rose LLP regarding tax matters.........
   10.1        Credit Agreement among the Company, Allied NA, and the
               various lenders represented by Goldman Sachs Credit
               Partners, L.P., Credit Suisse and Citibank, N.A. dated
               December 30, 1996. Exhibit 10.11 to the Company's report on
               Form 10-K for the year ended December 31, 1996 is
               incorporated herein by reference............................
   10.2        Amended and Restated Credit Agreement dated as of June 5,
               1997 among the Company, Allied Waste North America, the
               Lenders referred to therein and Credit Suisse First Boston,
               Goldman Sachs Credit Partners L.P., and Citibank, N.A., as
               agents. Exhibit 10.1 to the Company's report on Form 10-Q
               for the quarter ended June 30, 1997 is incorporated herein by reference................................................
  *23.1        Consent of Fried, Frank, Harris, Shriver & Jacobson (set
               forth in Exhibit 8.1).......................................
  *23.2        Consent of Proskauer Rose LLP (set forth in Exhibit 8.2)....
  *23.3        Consent of Vice President, Legal, of Allied Waste (set forth in Exhibit 5.1).............................................
   23.4        Consent of Arthur Andersen LLP..............................
   23.5        Consent of Ernst & Young LLP................................
   23.6        Consent of Sweeney Conrad, P.C. ............................
   24.1        Powers of Attorney (included on the signature page to the
               filed Registration Statement)...............................
   99.1        Form of Allied Waste Proxy..................................
   99.2        Form of American Disposal Proxy.............................
   99.3        Consent of Credit Suisse First Boston Corporation...........
   99.4        Consent of CIBC Oppenheimer Corp. ..........................

---------------
* To be filed by amendment.